FORM 6-K/A
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated March 27, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	SHAREHOLDERS´ MANUAL

BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

SHAREHOLDERS´ MANUAL

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

APRIL 27, 2020

INDEX

1 - Management Message	p. 03
2 - Guidance to Participate in the General Shareholders’ Meeting
2.1 Physical Presence
2.1.1 Shareholders
2.1.1.1 Individual Shareholders	p. 06
2.1.1.2. Corporate Shareholders	p. 06
2.1.1.3. Shareholders represented by Proxy	p. 06
2.1.1.4. Foreign Shareholders	p. 07
2.1.2. Holders of American Depositary Receipts - ADRs	p. 07
2.2 - Participation by distance vote	p. 07
2.2.1. By filling instructions transmitted to the Company’s bookkeeper agent	p. 08
2.2.2. By filling instructions transmitted to their respective custodian agents	p. 08
2.2.3. By sending the Distance Voting Form Directly to BRF	p. 09
3 – Management Proposal	p. 12

  1 - MANAGEMENT MESSAGE

Dear Shareholders,

BRF S.A. (“BRF” or “Company”) is a company characterized by its widespread and diffuse shareholding control, whose shares grant equal rights to its holders and which offers equal protection mechanisms to its shareholders.

Our shares are listed on Novo Mercado segment of B3 – Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”), with level III ADRs.

In line with the policy of high level of corporate governance adopted by the Company and within the principles of transparency, homogeneity and equality defined for the relationship with our investors, we invite you to attend our Ordinary and Extraordinary General Shareholders’ Meeting (“AGOE”) convened for April 27, 2020, at 11:00 a.m. at our head office, located at Rua Jorge Tzachel, 475 - Bairro Fazenda, in the City of Itajaí, State of Santa Catarina.

To reinforce our concern over the information provided, we have made available on our Investor Relations website (https://ri.brf-global.com/, item Corporate Governance) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), the B3 (www.b3.com.br) and the SEC - Securities and Exchange Commission (www.sec.gov), all the documents legally required and other that we deem as necessary to endorse the understanding and the decision to be taken by the shareholders that will be subject to deliberation at this AGOE, as well as in this Manual.

We will discuss the following subjects to be approved:

I - At the Ordinary General Shareholders’ Meeting:

(i) To take the account of the managers, to examine, discuss and vote on the Management Report, Financial Statements and other documents related to the fiscal year ended on December 31, 2019, including the absorption of the profit for such year by the balance of accumulated losses;

(ii) To set at 10 (ten) the number of members to compose the Company’s Board of Directors;

(iii) To elect the members of the Board of Directors, being necessary, under the terms of CVM Instruction No. 165/91, the requirement of shareholders representing, at least, 5% (five percent) of the voting capital so that the process of multiple voting is adopted;

(iv) To approve, pursuant to paragraphs 6 and 7 of article 20 of the Bylaws, the appointment of the Chairman and Vice-Chairman of the Board of Directors;

(v) To set the annual global compensation of the Company’s management for the year 2020;

(vi) To elect the members of the Fiscal Council;

(vii) To establish the compensation of the members of the Fiscal Council for the fiscal year 2020.

II - At the Extraordinary General Shareholders’ Meeting:

(i) To amend Article 21 of the Company’s Bylaws, in order to adjust the periodicity of the ordinary meetings of the Board of Directors, establishing that such body must meet, ordinarily, at least 8 (eight) times a year;

(ii) To authorize the execution of indemnity agreements between the Company and the new members of the Board of Directors that may be elected at the Ordinary General Shareholders’ Meeting to be held cumulatively with this Extraordinary General Shareholders’ Meeting;

(iii) To amend the Stock Option Plan and the Restricted Stocks Plan of the Company.

We welcome your participation in our AGOE, as it will deal with matters that are relevant to the Company and that are reflected in the effective generation of value for our shareholders. Nevertheless, considering the evolution of the dissemination of the Coronavirus (Covid-19) and valuing the preservation of the health and safety of our shareholders and of other representatives required to hold our AGOE, we encourage our shareholders to make use of the alternative voting mechanisms that do not demand our shareholders’ physical presence, in particular by means of the Distance Voting Form, as informed below in this Manual.

We understand that the information now available enables our shareholders to take an early position and facilitate decision-making. Our Investor Relations team is prepared and available to resolve any doubts or to guide you.

Finally, we highlight that, depending on the developments of the Coronavirus pandemic (COVID-19), as well as on the publication of any supervening law and/or regulation, the AGOE may be postponed or altered, including in connection with the execution date and/or its execution format. Any change or postponement of the AGOE will be duly and promptly informed to the Company’s shareholders.

Counting on your participation, we take the opportunity to present our consideration and appreciation.

Sincerely,

Pedro Pullen Parente

Chairman of the Board of Directors

Lorival Luz

Global Chief Executive Officer

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

2 - GUIDANCE TO PARTICIPATE IN THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

2.1. – PHYSICAL PRESENCE

2.1.1. SHAREHOLDERS

As provided in article 15 of the Bylaws, the Company requests shareholders who intend to participate in the AGOE, personally or through attorneys-in-fact, to send copy of the following documents until April 22, 2020, date that precedes in 5 (five) days the holding of the AGOE, to Avenida das Nações Unidas, 8.501 - CEP 05425-070, Pinheiros, São Paulo - SP, under the care of the Corporate-Legal Department. Additionally, the shareholders may also, within the aforementioned period, send the documents below, to the following electronic address: acoes@brf-br.com.

2.1.1.1. INDIVIDUAL SHAREHOLDERS

▪   Picture ID; and

▪   Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares.

2.1.1.2. CORPORATE SHAREHOLDERS

▪   Latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers to represent the legal entity (i.e. minutes of the election of officers);

▪   Picture I.D. of the legal representative(s);

▪   Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

▪   In case of Investment Funds: (i) the latest consolidated version of the fund regulation; (ii) bylaws or articles of association of the administrator or manager, as the case may be, with the fund´s voting policy and corporate documents that prove the powers of representation (minutes of the election of officers, term(s) of investiture and/or power of attorney); and (iii) picture I.D. of the legal representative(s) of the fund administrator or manager.

2.1.1.3. SHAREHOLDERS REPRESENTED BY PROXY

▪   In addition to the documents referred to above, a power of attorney which must have been granted within less than 1 (one) year for any attorney-in-fact who is a shareholder, manager of the Company, lawyer or financial institution, with the investment funds administrator responsible for representing its joint owners, as stated in the first paragraph of article 126 of Law No. 6.404/1976. Corporate shareholders may be represented by a proxy established according to their bylaws/articles of association, not being mandatory that the legal representative be a shareholder, manager of the Company, lawyer or a financial institution;

▪   Picture I.D. of the attorney-at-law;

▪   If the shareholders so desire, they may use the proxies made available previously by the Company to vote on matters of interest to the AGOE, as stated in the Public Request for a Proxy undertaken by the Company, in the form provided in article 22 and following of CVM Instruction No. 481/2009. The documents referring to the public request for proxy were disclosed by the Company on the Investor Relations website (www.brf-global.com/ri, in the Corporate Governance item) and in the  websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) ( www.cvm.gov.br ), of B3 S.A. - Brasil, Bolsa, Balcão ( www.b3.com.br ) and of the Securities and Exchange Commission (www.sec.gov).

2.1.1.4. FOREIGN SHAREHOLDERS

Foreign shareholders must present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power of attorney must be translated into a sworn form, not being required their notarization and consularization.

2.1.2. HOLDERS OF AMERICAN DEPOSITORY RECEITPS  - ADRs

The holders of ADRs will be represented by The Bank of New York Mellon, in its capacity as a depository institution within the terms of the Deposit Agreement entered into with the Company.

2.2. PARTICIPATION BY DISTANCE VOTE

As stated in articles 21-A and following of the CVM Instruction Nº 481/2009, Company’s shareholders may send their voting instructions, from this date, on the matters to be raised at the AGOE by completing and sending the distance voting forms allowing them to cast their vote from distance (“Distance Voting Forms ”), whose model was made available, separately, at the Company’s Investor Relations website (www.brf-global.com/ri, in the Corporate Governance item) and in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

To do so, the Distance Voting Form should:

•        be accessed to be printed and completed in advance in the item “Corporate Governance” of the Company´s Investor Relations website (www.brf-global.com/ri), as well as in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A - Brasil, Bolsa, Balcão (www.b3.com.br); and

•        be received within a period of 7 (seven) days before the date of the AGOE, i.e. by April 20, 2020 (inclusive). Any Distance Voting Forms received after such date will be disregarded.

Shareholders who choose to exercise their voting right through the Distance Voting Form should do so through one of the options described below:

2.2.1. By filling instructions transmitted to the Company’s bookkeeper agent

This option is intended exclusively for shareholders holding shares registered by Itaú Corretora de Valores S.A. and which are not deposited with a central depositary:

The shareholder holding shares that are not deposited with a central depository and who choose to exercise their distance voting right through service providers may transmit their voting instructions to the bookkeeping agent for the shares issued by BRF, Itaú Corretora de Valores S.A., subject to the rules determined by it. In this sense, Itaú created the website Shareholder Meeting, a secure solution where remote voting is possible. To vote through the website, it is necessary to register and have a digital certificate. Information on registration and step-by-step instructions for issuing the digital certificate are described on the website:

https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital.

In case of doubts, shareholders should contact Itaú Corretora de Valores S.A. and check the procedures established by it for the issuance of voting instructions via the Distance Voting Form, as well as the documents and information required by it to exercise such power. Itaú’s data are as follows:

• Telephone - Shareholder service: 3003-9285 (capitals and metropolitan regions) / 0800 7209285 (other locations).

• Opening hours: working days, from 9 am to 6 pm.

• E-mail: atendimentoescrituracao@itau-unibanco.com.br

• Address: Avenida Brigadeiro Faria Lima, 3500 - 3º Andar, São Paulo, SP.

Pursuant to Article 21-B of CVM Instruction No. 481/2009, the shareholder must transmit instructions for filling out the Distance Voting Form to the bookkeeping agent up to 7 days before the date of the AGOE, that is, until April 20, 2020 (inclusive), unless a different term is established by Itaú Corretora de Valores S.A.

2.2.2. By filling instructions transmitted to their respective custodian agents

This option is intended exclusively for shareholders holding shares held by B3 S.A. - Brasil, Bolsa, Balcão (“B3”). In this case, the remote vote will be exercised by the shareholders in accordance with the procedures adopted by their custody agents.

The shareholder holding shares deposited in the B3 Depositary Central and who choose to exercise their right to vote at distance through service providers must transmit their voting instructions to their respective custody agents, observing the rules determined by them, which, in turn, will forward such voting manifestations to the B3 Depositary Central.

To this end, shareholders must contact their custody agents and check the procedures established by them for issuing voting instructions via the ballot, as well as the documents and information required by them to exercise such power.

Pursuant to article 21-B of CVM Instruction No. 481/2009, the shareholder must transmit instructions for filling out the Distance Voting Form to his custody agents within 7 days before the date of the AGOE, that is, until the 20th of April 2020 (inclusive), unless a different term, always prior to that date, is established by your custodian agents.

2.2.3. By sending the Distance Voting Form Directly to BRF

Instead of following the procedures described in items 2.2.1 and 2.2.2 above, shareholders may also send their Distance Voting Forms directly to the Company.

To do so, shareholders should print the Distance Voting Form, complete it, initial all the pages and sign it. Shareholders should then send the Distance Voting Form, duly completed, initialed and signed, to the following postal address: Avenida das Nações Unidas, 8501, 1st floor, Pinheiros, Zip Code 05425-070, São Paulo - SP, care of the Corporate-Legal Department, along with the notarized copy of the documents described below (dismissed the certification of the documents available at CVM´s website):

Individual shareholders

▪  Picture I.D. of the shareholder.

Corporate shareholders

▪   Latest bylaws or consolidated articles of association and the corporate documents that prove the powers of representation (i.e. minutes of the election of officers); and

▪   Picture I.D. of the legal representative(s).

Investment funds

▪   the latest consolidated version of the fund regulation;

▪   bylaws or articles of association of its administrator or manager, as the case may be, with the fund´s voting policy and corporate documents that prove the powers of representation (minutes of the election of officers, term(s) of investiture and/or power of attorney); and

▪   picture I.D. of the legal representative(s) of the fund administrator or manager.

The Company does not require the signature of the Distance Voting Form, nor its consularization.

The corporate and representation documents of legal entities and investment funds drawn up in a foreign language must be translated into a sworn form, not being required their notarization and consularization.

The shareholder may also, if he prefers, forward to the Company the digitalized copies of the Distance Voting Form and the documents referred to above to the electronic address acoes@brf-br.com.

Within 3 (three) days of receiving these documents, the Company will inform the shareholder, through the electronic address indicated in item 2.1 of the Distance Voting Form, about their receipt and acceptance.

Should the Distance Voting Form not be fully completed or accompanied by the corroborating documents described above, it will be disregarded, and this information will be sent to the shareholders through the electronic address indicated in item 2.1. of the Distance Voting Form informing the shareholders of the need to rectify or resend the Distance Voting Form or documents which accompany it (providing there is enough time), describing the procedures and periods needed to regularize the distance voting.

BRF stresses that:

▪  in case of any divergence between the Distance Voting Form received directly by the Company and the voting instruction contained in the voting map from the bookkeeper for the same CPF (individual taxpayer number) or CNPJ (corporate taxpayer number), the voting instructions of the bookkeeper shall prevail, in accordance with the provisions of Paragraph Two of the article 21-W of CVM Instruction No. 481/2009;

▪  as stated in article 21-S of CVM Instruction Nº 481/2009, the B3 Depositary Central, upon receiving the voting instructions from the shareholders through their respective custody agents, will disregard any divergent instructions in relation to the same resolution that they have issued by the same CPF or CNPJ registration number;

▪  once the deadline for distance voting has ended, i.e. on April 20, 2020, the shareholder cannot change the voting instructions already sent, except at the AGOE, in person or by proxy, upon explicit request to disregard the voting instructions. sent via Distance Voting Form, before the respective subject (s) are put to a vote; and

▪  as provided for in article 21-X of CVM Instruction No. 481/2009, remote voting instructions will normally be considered in the event of a possible postponement of the AGOE or if it is necessary to perform it on second call, provided that the eventual postponement or realization on second call do not exceed 30 (thirty) days from the date initially scheduled for its realization on first call.

3 - MANAGEMENT PROPOSAL FOR THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 27, 2020

BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

PROPOSAL OF THE BOARD OF DIRECTORS FOR THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 27, 2020

Dear Shareholders,

In compliance with Instruction No. 481/2009 of the Brazilian Securities and Exchange Commission, (local acronym CVM), we present below the management proposal (“Proposal”) of BRF SA (“Company” or “BRF”), containing the information and documents related to the matters to be resolved at the Ordinary and Extraordinary General Shareholders’ Meeting of the Company, to be held on April 27, 2020, at 11:00 a.m. (“AGOE”), at the Company’s head office, located in the City of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, No. 475, Bairro Fazenda:

I - Ordinary General Shareholders’ Meeting

(i)  To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended December 31, 2019, including the absorption of the profit of such year by the balance of accumulated losses;

Management Proposal: Approve the management accounts and the financial statements of the Company for the fiscal year ended on December 31, 2019 (“Fiscal Year 2019”), accompanied by the management report, the explanatory notes, the report of the independent auditors, the opinion of the Fiscal Council, the summarized annual report of the Audit and Integrity Committee, the Managers’s comments on the Company’s financial situation, in accordance with Item 10 of the Company’s Reference Form, pursuant to  Appendix I to this Proposal, as required by article 9 of CVM Instruction No. 481/2009.

We emphasize that the profit for the financial year ended on 12.31.2019 was fully used to offset the accumulated losses balance, in accordance with the provisions of article 189 of Law No. 6.404/1976. In any case, the Company presents Appendix 9-1-II to CVM Instruction No. 481/2009 under the  Appendix II  to this Proposal.

(ii) To set at 10 (ten) the number of members of the Board of Directors.

Management Proposal:  Considering that the term of office of the members of the Board of Directors ends on the date of the AGOE, pursuant to article 20, caput  and paragraph 7, of the Company’s Bylaws and as decided at the Board of Directors’ Meeting held on March 2, 2020, it is proposed to set the number of members of the Board of Directors at 10 (ten).

(iii) To elect the members of the Board of Directors.

Management Proposal: Considering that the term of office of the members of the Board of Directors ends on the date of the AGOE, pursuant to article 20, caput  and paragraph 7, of the Company’s Bylaws and as decided at the Board of Directors’ Meeting held on March 2, 2020, it is proposed to elect the members of the plate formed to compose the Board of Directors for a term of 2 (two ) years, to be ended at the Ordinary General Shareholders’ Meeting that resolves the Company’s management accounts related to the fiscal year ending December 31, 2021. The candidates on the plate proposed by the Company’s Management are:

    (i) Augusto Marques da Cruz Filho

    (ii) Dan loschpe

    (iii) Flavia Buarque de Almeida

    (iv) Flavia Maria Bittencourt

    (v) José Luiz Osório

    (vi) Luiz Fernando Furlan

    (vii) Pedro Pullen Parente

    (viii) Ivandré Motiel da Silva

    (ix) Roberto Rodrigues

    (x) Marcelo F. Bacci

Annex III to this Proposal contains the information regarding the candidates for members of the Company's Board of Directors, pursuant to Items 12.5 to 12.10 of the Company's Reference Form, as required by Article 10 of CVM Instruction No. 481/2009.

(iv) To approve, pursuant to paragraphs 6 and 7 of article 20 of the Bylaws, the appointment of the Chairman and Vice-Chairman of the Board of Directors.

Management Proposal:  Considering that the term of office of the members of the Board of Directors ends on the date of the AGOE, pursuant to article 20, caput and paragraph 7, of the Company’s Bylaws and as decided at the Board of Directors’ Meeting held on March 2, 2020, it is proposed to appoint Pedro Pullen Parente and Augusto Marques da Cruz Filho as, respectively, Chairman and Vice-Chairman of the Board of Directors.

(v) To set  the annual global compensation of the Company’s management for the year 2020.

Management Proposal:  : Pursuant to Article 17 of the Bylaws, approve the annual global compensation for the fiscal year 2020 for the members of the Board of Directors and of the Board of Officers in the amount of up to R$124.3 million. Such amount refers to the proposed limit for fixed remuneration (salary or pro-labore, direct and indirect benefits and social charges) and benefits motivated by the termination of the position, as well as variable remuneration (profit sharing) and related values the Stock Option Plan and the Company’s Restricted Stocks Plan, as summarized below :

	Approved 2019	Realized 2019	Proposal 2020
Board of Directors
Fees + Charges and Benefits	16,545	14,551	17,207
Share-based compensation	9,631	6,287	6,790
Total Board of Directors	26,176	20,838	23,997
Board of Officers
Fees + Charges and Benefits	50,474	44,250	52,731
Share-based compensation	21,690	12,052	23,642
Profit Sharing	19,944	19,176	22,936
Total Board of Officers	92,108	75,478	99,308

TOTAL Board of Directors and Statutory Board	118,284	96,317	123,305

The amount proposed is 4.0% (four percent) higher when compared to the amount approved for the 2019 fiscal year. On the other hand, the proposal, when compared to the realized value of the global remuneration for the year of 2019, presents an increase of 28% (twenty-eight percent). Such variation is due to the fact that the positions of the Board of Officers were only totally filled in June 2019, with the election of 5 statutory officers and, subsequently, ended in September of the same year with the hiring of the Chief Financial and Investor Relations Officer.

Appendix IV  to this Proposal contains the information related to Item 13 of the Company’s Reference Form, as required by article 12 of CVM Instruction 481/2009.

(vi) To elect the members of the Fiscal Council.

Management Proposal : Considering that the operation of the Company’s Fiscal Council ends at the first Ordinary General Shareholders’ Meeting after its election, as provided in article 161, paragraph 5 of Law No. 6.404/1976, and that article 30 of the Bylaws establishes that the Company will have a Fiscal Council with permanent functioning, the Management proposes, for a term of office until the Ordinary General Shareholders’ Meeting to be held in the fiscal year 2021, the election of the following members and alternate members of the Fiscal Council, namely:

Effective Members	Alternate Members
Atílio Guaspari Maria Paula Soares Aranha	Suzana Hanna Stiphan Jabra Monica Hojaij Carvalho Molina
André Vicentini	Valdecyr Maciel Gomes

It should be noted that the candidates Maria Paula Soares Aranha (holder) and Mônica Hojaij Carvalho Molina (alternate) were appointed by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - Previ.

Appendix III to this Proposal contains the information regarding the candidates for members of the Company's Fiscal Council, pursuant to Items 12.5 to 12.10 of the Company's Reference Form, as required by article 10 of CVM Instruction 481/2009.

(vii)  To establish the compensation of the members of the Fiscal Council for the fiscal year 2020.

Management Proposal: Pursuant to article 16, item V, of the Bylaws, to approve the compensation for the fiscal year 2020 for the effective members of the Company’s Fiscal Council in an amount corresponding to at least 10% (ten percent) of the average value of the compensation attributed to the Company’s Officers (not considering benefit, representation fees and profit sharing), pursuant to article 162, paragraph 3, of Law no. 6.404/1976, considering the maximum amount as summarized below:

	Approved 2019	Realized 2019	Proposal 2020
Fiscal Council
Fees + Charges	961	531	997
Total Fiscal Council	961	531	997

Appendix IV to this Proposal contains the information related to Item 13 of the Company’s Reference Form, as required by article 12 of CVM Instruction No. 481/09.

II. EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

(i) To amend Article 21 of the Company’s Bylaws, in order to adjust the periodicity of the ordinary meetings of the Board of Directors, establishing that such body must meet, ordinarily, at least 8 (eight) times a year.

Management Proposal: To amend article 21 of the Company’s Bylaws in order to adjust the periodicity of the ordinary meetings of the Board of Directors, establishing that such body must meet, ordinarily, at least 8 (eight) times a year.

Appendix V to this Proposal contains the version of the Company’s Bylaws with the proposed amendment incorporated and highlighted and  Appendix VI contains the proposed amendment to the bylaws in the form of a comparative table, with the indication of the justification for the change and the analysis of the legal and economic effects, as required by article 11 of CVM Instruction No. 481/09.

(ii) To authorize the execution of indemnity agreements between the Company and the new members of the Board of Directors who may be elected at the Ordinary General Shareholders’ Meeting to be held cumulatively with this Extraordinary General Shareholders’ Meeting.

 Management Proposal: To approve the execution of indemnity agreements between the Company and the members of the Board of Directors (i) that may be elected at the Ordinary General Shareholders’ Meeting called for April 27, 2020 to be held cumulatively with this Extraordinary General Shareholders’ Meeting and (ii) that still do not belong to the Board of Directors. In the case of the plate proposed by the Board of Directors, they will fulfill the two requirements mentioned above, (i) Mrs. Flavia Maria Bittencourt; (ii) Mr. Ivandré Motiel da Silva; and (iii) Mr. Marcelo F. Bacci. The members of the plate who are already members of the Board of Directors, (i) Mr. Augusto Marques da Cruz Filho, (ii) Mr. Dan loschpe, (iii) Mrs. Flavia Buarque de Almeida, (iv) Mr. José Luiz Osório; (v) Mr. Luiz Fernando Furlan; (vi) Mr. Pedro Pullen Parente, and (vii) Mr. Roberto Rodrigues, already have indemnity agreements approved at the Extraordinary General Shareholders’ Meeting of May 25, 2018, which will remain in force.

The execution of indemnity agrerments with the new members of the Board of Directors is intended to indemnify them for any losses resulting from decisions, convictions or other administrative or judicial constraints that may be imposed on them due to the exercise of the functions inherent to their respective positions, which are not covered by the civil liability insurance (“D&O Insurance”) to be contracted by the Company. Appendix VII to the Proposal contains the information related to the indemnity agreements hereby proposed, as recommended in items 3.4.2 and 7.11 of Official Letter/CVM/SEP/Nº02/2020.

We emphasize that it is Appendix VIII to this Proposal the minutes of the Indemnity Agreement to be executed with the new members of the Board of Directors who will be elected at the Ordinary General Shareholders’ Meeting called for April 27, 2020 to be held cumulatively with this Extraordinary General Shareholders’ Meeting.

(iii) To amend the Stock Option Plan and the Restricted Stocks Plan of the Company.

Management Proposal:  To approve the amendment (i) of the Stock Option Plan, approved at the Ordinary and Extraordinary General Shareholders’ Meeting of April 8, 2015 (“Stock Option Plan”); and (ii) the Restricted Stocks Granting Plan, approved at the Ordinary and Extraordinary Shareholders’ Meeting of April 8, 2015, amended at the Ordinary and Extraordinary General Shareholders’ Meeting of April 26, 2017, at the Extraordinary General Shareholders’ Meeting of May 25, 2018 and at the Ordinary and Extraordinary General Shareholders’ Meeting of April 29, 2019 (“Restricted Stocks Plan” and, jointly with the Stock Option Plan, “Plans”) of the Company, to establish that the total number of common shares,   nominative, book-entry and without par value, representing the total share capital of the Company that may be granted to the beneficiaries as a result of the Stock Option Plan and the Restricted Stocks Plan, as a whole, must not exceed the limit of 2.5% (two and half percent) of such shares.

Our proposal to adjust the limit of the percentage of grant between the Stock Option Plan and the Restricted Stocks Plan aims to provide greater flexibility in the granting of long-term incentive programs to its beneficiaries. With this, we will enable the option of using the model that fully serves the Company in different scenarios, aiming at a better alignment of interests with shareholders as well as alignment with the best market practices.

The amendment to the Plans hereby proposed does not imply a change in the total number of shares issued by the Company that can be granted to the beneficiaries of the Stock Option Plan and the Restricted Stocks Plan, since, currently, that the limit established by the Stock Option Plan is of 2.0% (two percent) of the shares issued by the Company and by the Restricted Stocks Plan is of 0.5% (half percent) of such shares. As a result, the total limit to be granted would be 2.5% of the Company’s capital stock.

The table below shows the change to be made, respectively, in the Stock Option Plan and the  Restricted Stocks Plan:

Item	Current	Proposed
1.1 Definitions	(-)

“Restricted Stocks Plan” means the Restricted Stocks Granting Plan, approved at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 8, 2015, amended at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 26, 2017, at the Extraordinary General Shareholders’ Meeting held on May 25, 2018 and at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 29, 2019;

6.1. Shares Subject to the Plan

 6.1.  Subject to the adjustments provided for in item 11.2 below, the total number of Shares that may be acquired under the Plan will not exceed 2% (two percent) of the common shares, registered, book-entry and without par value, representing the Company’s total capital stock, corresponding, on this date, to 17,449,465 (seventeen million, four hundred and forty-nine thousand, four hundred and sixty-five) common, registered, book-entry shares with no par value of the Company, provided that the total number of Shares issued or liable to be issued under the terms of the Plan is always within the limit of the Company’s authorized capital. If any Option is extinguished or canceled without having been fully exercised, the Shares linked to such Options will become available again for future granting of Options.

 6.1.  Subject to the adjustments provided for in item 11.2 below, the total number of Shares that may be acquired within the scope of this Plan, added to the number of Restricted Shares that may be granted under the Restricted Stocks Plan, will not exceed 2.5% (two and a half percent) of the common, registered, book-entry shares with no par value, representing the Company’s total capital stock, corresponding, on this date, to 20,311,831 (twenty million, three hundred and eleven thousand, eight hundred and thirty-one) common, registered, book-entry shares with no par value issued by the Company, provided that the total number of Shares issued or likely to be issued under the terms of the Plan is always within the limit of the Company’s authorized capital. If any Option is extinguished or canceled without having been fully exercised, the Shares linked to such Options will become available again for future granting of Options.

Item	Current	Proposed
1.1 Definitions	(-)	“Stock Option Plan” means the Stock Option Plan, approved at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 8, 2015
6.1. Shares Subject to the Plan

 6.1. The total number of Restricted Shares that may be granted under the Plan will not exceed 0.5% (half percent) of the common, registered, book-entry shares with no par value, representing the Company’s total capital stock, corresponding, on this date, to 4,062,366 (four million, sixty-two thousand, three hundred and sixty-six) common, registered, book-entry shares with no par value of the Company.

 6.1.  The total number of Restricted Shares that may be granted under this Plan, added to the total number of Shares that may be acquired under the Stock Option Plan  will not exceed 2.5% (two and a half percent) of the common, registered, book-entry shares with no par value, representing the Company’s total capital stock, corresponding, on this date, to 20,311,831 (twenty million, three hundred and eleven thousand, eight hundred and thirty-one) common, registered, book-entry shares with no par value issued by the Company.

This is what the Board of Directors had to propose and expects to be evaluated and approved by Messrs. shareholders.

* * *

The Company’s shareholders interested in accessing the information or raising questions related to the above proposals should contact the Investor Relations area, by calling +55 (11) 2322-5377 or via e-mail: acoes@brf-br.com . All documents pertinent to this Meeting are available to shareholders on the following websites https://ri.brf-global.com/, www.b3.com.br and www.cvm.gov.br.

São Paulo, March 27, 2020.

INDEX

Appendixes to the Management Proposal for the Ordinary and Extraordinary General Shareholders’ Meeting of BRF S.A., to be held on April 27, 2020

Appendix I  - Management comments on the Company’s financial situation (Item 10 of the Company’s Reference Form, pursuant to CVM Instruction No. 480, of December 7, 2009). p. 20

Appendix II  - Information on the allocation of net income (Appendix 9-1-II of CVM Instruction No. 481, of December 17, 2009) p. 75

Appendix III  - Information on candidates for the positions of members of the Board of Directors and of the Fiscal Council (Items 12.5 to 12.10 of the Reference Form, according to CVM Instruction No. 480, of December 7, 2009). p. 80

Appendix IV  - Information on the compensation of the Management and the Fiscal Council (Item 13 of the Reference Form, according to CVM Instruction No. 480, of December 7, 2009). p. 95

Appendix V  - Copy of the Company’s Bylaws highlighting the proposed amendment (Article 11, item I, of CVM Instruction No. 481, of December 17, 2009). p. 135

Appendix VI  - Comparative table of the proposed amendment to the Company’s Bylaws with an indication of justification for the changes and alanysis of their legal and economic effects. (Article 11, item II, of CVM Instruction No. 481, of December 17, 2009). p. 168

Appendix VII  - Information on the Indemnity Agreements to be executed with the new members of the Board of Directors (Items 3.4.2 and 7.11 of Official Letter / CVM / SEP / Nº02 / 2020). p. 169

Appendix VIII -  Minutes of the Indemnity Agrerments to be executed with the new members of the Board of Directors. p. 173

*          *          *

BRF S.A.

Appendix I - Management’s Comments on the Company’s Financial Situation (Item 10 of the Company’s Reference Form, according to CVM Instruction No. 480, of December 7, 2009)

10. Directors’ comments

The following information presented has been evaluated and commented on by the Company´s Directors:

10.1 - Financial conditions and general assets

a.         Financial conditions and general assets

The Company has sufficient financial and equity conditions to continue its business plan and fulfill its short and long-term obligations, including loans from third parties, as well as to meet the financing of its activities and cover its need for resources.

The table below shows the evolution of the main financial indicators of the Company, considering its consolidated financial statements:

Ratios In thousands of R$	2019	2018	2017
Current Assets[1]	14,946,182	15,704,595	19,143,952
Current Liabilities[1]	13,324,005	13,357,111	14,874,377
Current Liquidity	1.12	1.18	1.29
Current Assets[1]	14,946,182	15,704,595	19,143,952
Long-term Receivables	9,455,356	7,549,076	6,586,544
Current Liabilities[1]	13,324,005	13,357,111	14,874,377
Non-current Liabilities	20,228,277	20,361,960	18,641,322
Overall Liquidity	0.73	0.69	0.77
Leverage (Net Debt2 / Adjusted EBITDA3)	2.50	5.12	4.46

______________________

(1)         For the financial years of 2019, 2018 and 2017, the assets held for sale and liabilities directly associated with these assets were not considered for the calculation of the current and overall liquidity ratios.

(2)         The Company calculates net debt as the balance of loans and financing and derivative financial liabilities, net of cash and cash equivalents, marketable securities, restricted cash and derivative financial assets. Net debt is a financial measure and not an accountant measure, in accordance with IFRS or US GAAP. For 2018, a Pro-Forma4 Net Debt was used for the calculation of the leverage.

(3)         EBITDA, defined as the earnings before interest, tax, depreciation and amortization, is used as a means of measuring the performance of the Company by the management. For 2017 a pro-forma5 EBITDA was used for the calculation of the leverage. Adjusted EBITDA is a metric that arises from EBITDA and has adjustments to approximate to the potential of gross operational generation of cash. Both metrics are used as performance measures by the Company’s management. For year 2017, it was used EBITDA Pro-Forma5 for the calculation of leverage.

(4)         Pro-forma Net Debt, including the sale of the assets in Argentina (R$564 million), Europe and Thailand (R$1.138 million), the plant in Várzea Grande- MT (R$100 million), the non-used portion of the FIDC in 2018 (R$200 milllion) and the foreign exchange adjustment related to the forecasted R$/US$ at the moment of the announcement of the Operating and Financial Restructuring dated of June 29, 2018 (R$203 million).

(5)         Pro-Forma EBITDA, including the results from January to May of the subsidiary Banvit, acquired in May, 2017.

2019

With solid financial results and record profitability, BRF ended 2019 back with profits. A strong management and excellent execution were essential to achieve these results. In 2019, BRF reviewed its fundamentals, improved its strategy, heightened the value of its brands, enhanced its operating capacity, invested in new product launches, and diligently executed the divestment and strategic plans it laid out in 2018

Its long-term strategy included, for the year 2019, a reversal of the declining trend of its profitability. BRF surpassed this objective by increasing its gross margin, from 16.1% in 2018 to 24.1% in 2019, as a result of the growth of its net revenue by more than R $ 3.2 billion or 10.8% in the period.

The Company’s financial performance in 2019 consolidated the reduction in net financial leverage, measured by the ratio between net debt and Adjusted EBITDA. The free cash flow generated in 2019, associated with resources from asset sales in Argentina, Europe and Thailand, reduced net debt from R $ 15.6 billion in 2018 to R $ 13.3 billion in 2019, with an average term for 4.6 years. Adjusted EBITDA from continuing operations, in turn, expanded from R $ 2.5 billion to R $ 5.3 billion in the period, an increase of 116.0%. Consequently, the net leverage indicator was reduced to 2.50x, below the 5.12x reported at the end of 2018 and approaching the long-term target of 1.5x to 2.0x. Even if the effects arising from the adoption of IFRS 16 on 2019 Adjusted EBITDA were excluded, the Company’s net financial leverage would have reached 2.83x. This performance allowed the prospects for the Company’s credit ratings to be raised by the rating agencies S&P and Moody’s.

In Brazil, the Company’s performance has evolved since early 2019 and in 4Q19 on the back of successful commercial execution, a reduction in out-of-stock levels due to improved logistics efficiency, strict control of inventory levels, product mix optimization, and the profitability of sales channels. The commemorative season campaign posted its best performance since 2015.

In the Halal market, we continue to face hurdles that have affected us since 3Q19: shipping restrictions from Turkey to Iraq, impacting our Banvit subsidiary, and halted operations at the Abu Dhabi food processing plant that serves the Saudi market. We promptly redirected volumes to adjacent markets, sustaining the added volume sold in the Halal market. Recently, we received news that Saudi Arabia’s sanitary authority temporarily halted operations at our plants in the State of Paraná, Dois Vizinhos and Francisco Beltrão. We promptly began our protocol to redirect production to five other licensed plants to serve Saudi Arabia; at the same time, we conducted negotiations with Saudi representatives to clarify any questions and reverse this decision. We remain committed to pursuing growth and leadership in this market, as evidenced by another food processing plant (as announced in October 2019), which is set to receive an investment totaling approximately US$120 million. These measures will help us consolidate our footprint and create value in the region.

In Other International Markets, we sustain the favorable dynamics from the 3Q19, mainly deriving from Asian demand due to the advance of African swine fever. In 2019, we advanced our initiatives to expand to other markets with a highlight to the plants approved to serve China – Lucas do Rio Verde/MT (poultry and swine), Lajeado/RS (swine) and Campos Novos/SC (piglet).

The Company had a consolidated net revenue from continuing operations of R$33,446,980 (10.8% above 2018). The growth is related to the better performance in all regions. The operating results, measured by the Income before financial results and income taxes, was R$2,952,773, with a net profit of R$1,213,261. Including the results of the discontinued operations the consolidated net profit was R$297,452

The Company's net debt stood at R$13,268,963, 15.4% lower than 2018, impacted by the cash provided by operating activities, partially offset by non-cash effects (foreign exchange) and by the effect of the discontinuation of the divested companies in 2019.

Net financial expenses totaled R $ 1,865,399 in 2019, 16.8% lower compared to the same period of the previous year.

As of December 31, 2019, the Company’s shareholders’ equity totaled R $ 8,148,349, above the R $ 7,531,777 recorded on December 31, 2018, due to the accumulated profit and other comprehensive income earned in the period.

2018

2018 was the most challenging year in BRF's 10-year history and tested its ability to react and respond. It was also the year in which we carried out one of the largest sets of management, assets and financial adjustments in our history, laying the foundations for the Company's recovery.

Protectionist measures that closed important import markets, the pressure of costs in a domestic market where it was not possible to transfer prices and the strike of the truck drivers are among the main external elements of this period. The problems in our governance, the extensive de-structuring of teams, systems and processes and a second phase of a federal police investigation were other elements to compose this challenging scenario. The most visible consequences in our business that we had to face during 2018 were the fall in our margins, a high increase in our indebtedness and the constitution of much higher Inventory of raw material than the desirable level. If we exclude these non-recurring factors, our negative result would be much lower.

We recognize that the results of 2018 were far from expected. They evidently do not reflect our vision on the maximum potential of value creation for the Company and its shareholders. But even so, 2018 will have been a key year for the Company's rebuilding as well as the beginning of its recovery because it was when the seeds of structural change were planted regarding strategy and operation.

The Company had a consolidated net revenue of R$30,188.4 million (6.6% above 2017), with emphasis on commercial units in Brazil and Halal. The operating result, measured by EBIT, was R $ 206.3 million, with a net loss of R $ 2,114.5 million. Including the result of discontinued operations, the consolidated net loss would be R $ 4,466.2 million, mainly due to the result of the impairment of discontinued operations and Várzea Grande, in the amount of R $ 2,533 million.

The Company’s net debt totaled R $ 15,610.0 million, 17.3% above that recorded in 2017, impacted by the financial effects of gross debt, as well as free cash consumption in 2018. This increase resulted in a net debt  pro-forma  on 5.12x 12-month adjusted EBITDA at the end of the 2018 period.

Net financial expenses totaled R $ 2,241.5 million in 2018, 19.1% higher than in the same period last year.

As of December 31, 2018, the Company’s shareholders’ equity totaled R $ 7,531.8 million, down from the R $ 11,712.8 million recorded on December 31, 2017, due to the accumulated loss for the year, as well as the lower reserve profit in the period.

2017

The 2017 financial year was defined by challenging events for the food industry, permeated by a Brazilian macroeconomic environment still in initial phase of recovery. Besides that, the Company made important changes in the management model, viewing to sustain its growth and profitability in the long term. Business units were consolidated in one single international division, whose corporate scope began to act in a more integrated and global manner.

In Brazil, the Company increased its base of clients served, ending the year with 187 thousand clients, while the company continued to increase the levels of services rendered. The company reinforced the position of the brands Sadia, Qualy and Perdigão with more than 70 innovations, among them the well successful re-release of the category of Lasagnas of the brand Perdigão, after the end of all the restrictions imposed by the Administrative Board of Economic Defense (“CADE”) for five years. It must be emphasized, in the turn of 2017 to 2018, the release of Kidelli, new brand focused in a new segment of the market for the Company. Furthermore, the Company continued focused in the global growth through synergies in the acquisitions and local partnerships by the Middle East, mainly. It must be emphasized that the beginning of the operations of OneFoods, subsidiary headquartered in Dubai dedicated to the Muslim market, as well as the acquisition and consolidation of Banvit, biggest producer of poultry in Turkey, made in partnership with Qatar Investment Authority (“QIA”).

The Company presented a consolidated net revenue of R $ 28,314.2 million in 2017 (1.5% above 2016), with emphasis on the commercial units in Brazil and Halal. The operating result, measured by EBIT, was R $ 663.2 million, with a net loss of R $ 966.8 million. Including the result of discontinued operations, the consolidated net loss would be R $ 1,098.9 million.

The Company’s net debt totaled R $ 13,309.8 million, 19.5% above that recorded in 2016, impacted by the acquisition of Banvit, as well as the financial effects of exchange variation and derivatives. This increase resulted in a net debt to EBITDA (last twelve months) of 4.46x at the end of the 2017 period.

The net financial expenses totaled negative R$1,881.8 million in 2018, 3% lower in relation to the same period of the previous year.

On December 31, 2017, the net equity of the Company totaled the amount of R$11,712.8 million, below the R$12,219.4 million registered on December 31, 2016, due to the accrued loss of the year, as well as a lower profit reserve in the period.

b.         Capital structure

On December 31, 2019, the Company's capital structure comprised 30% of own capital1 and 70% of third-party capital.

On December 31, 2018, the Company's capital structure comprised 25% of own capital and 75% of third-party capital.

On December 31, 2017, the Company’s capital structure consisted of 36% own capital and 64% capital of third-party capital.

The Company's financing model is based on the use of its own resources and the capital of third parties, this latter consisting of loans from financial institutions or issues on the debt market. More information about the Company´s use of capital from third parties can be obtained from item 10.1.f below.

__________________

(1)         The representativeness of the own capital is measured by the relation between Shareholders’ Equity and the total Indebtedness plus Shareholders’ Equity.

c.         Payment capacity in relation to financial commitments

Considering that 83.2% of gross indebtedness in 2019 was long-term and that the Company maintains cash and cash equivalents of R $ 5,259.6 million compared to its short-term financial commitments, equivalent to R $ 3,132.0 million, the Company assesses its capacity to payment as comfortable. In addition, cash and cash equivalents are sufficient to pay financial commitments until 2022.

The Company’s debt maturity schedule as of December 31, 2019 is as follows:

Consolidated (thousands of R$)
12.31.19
2020	3,132,028
2021	1,906,989
2022	2,123,475
2023	2,421,966
2024 onward	9,035,821
18,620,279

d.         Sources of financing for working capital and investments in non-current assets

The Company’s main sources of liquidity have been the generation of cash from its operating activities, loans and other financing. In the last three financial years, the Company raised funds through loan and financing operations with the financial and capital markets, which were used to finance its working capital needs and short and long-term investments (see item 10.1 .f for details on relevant loan and financing contracts).

e.         Financing sources for working capital and investments in non-current assets that intends to use for coverage of liquidity shortfalls

The Company will contract new loans and financing from the financial and capital markets when it identifies the need for additional resources to finance the long-term investment plan or with the objective of continuing to improve its debt profile.

Whenever possible, the Company will prioritize long-term funding and attractive costs for specific purposes, from development agencies such as the Bank for Economic and Social Development (“BNDES”) and Studies and Projects Financing (“FINEP”), among others, the funds will be used to finance essentially fixed capital.

The Company believes that these sources of financing will be sufficient to cover its working capital and investment needs in the normal course of its business.

f.         Debt levels and characteristics of such debts

The Company’s main source of indebtedness is the raising of funds to finance its investments in Property, plant and equipment and working capital. In 2019, the Company’s loans and financing totaled R $ 18,620.3 million, of which R $ 7,613.8 million were denominated in local currency and R $ 11,006.5 million in foreign currency, primarily in US dollars. In 2018, the Company’s loans and financing totaled R $ 22,165.4 million, of which R $ 10,627.1 million were denominated in local currency and R $ 11,538.3 million in foreign currency, primarily in US dollars. In 2017, the Company’s loans and financing totaled R $ 20,444.4 million, of which R $ 9,343.0 million were denominated in local currency and R $ 11,101.3 million in foreign currency, mostly in US dollars.

The Company uses the net resources obtained through financing for capital expenditures, expenses associated with the production process and for maintaining available liquidity. The table below shows the Company’s indebtedness (according to the type of debt and currency) net of cash, cash equivalents and negotiable securities for the indicated financial years:

	On December 31
	Short term on December 31, 2019	Long-term on December 31, 2019	2019	2018	2017
	(in thousands of real except where indicated)
Total debt	(3,132,029)	(15,488,250)	(18,620,279)	(22,165,444)	(20,444,378)
Derivative financial assets and liabilities, net	41.712	49,988	91,700	(52,696)	(208,955)
Cash, cash equivalents and marketable securities:
Local currency	2,004,993	45,963	2,050,956	5,341,288	4,940,885
Foreign currency	2,947,268	261,389	3,208,657	1,187,555	2,402,803
Total	4,952,261	307,352	5,259,613	6,528,843	7,343,688
Net Debt	1,861,944	(15,130,910)	(13,268,966)	(15,689,297)	(13,309,645)

The following table presents an additional breakdown of the Company´s debt by type:

	Short-Term Debt on December 31, 2019	Long-Term Debt on December 31, 2019	Total Debt on December 31, 2019	Total at December 31, 2018	Total at December 31, 2017
	(In thousands of BRL)
Credit Lines from Development Banks	45,516	-	45,516	264,545	570,082
Debentures	13,029	742,731	755,760	-	-
Export Credit Lines	26,624	1,585,741	1,612,365	1,625,327	1,889,198
Bonds	-	-	-	-	503,802
Working Capital Credit Lines	1,568,613	1,744,026	3,312,639	5,863,023	2,555,363
PESA Loan	284,308	-	284,308	273,426	249,366
Agribusiness Receivables Certificate	891,369	706,078	1,597,447	2,597,502	3,571,652
Fiscal Incentives	5,720	-	5,720	3,317	3,566
Local currency	2,835,179	4,778,576	7,613,755	10,627,140	9,343,029

Export Credit Lines	104,972	302,303	407,275	1,383,192	2,150,728
Bonds	115,288	10,292,196	10,407,484	9,746,446	8,529,921
Credit Lines from Development Banks	-	-	-	-	3,572
Currency contract advances	-	-	-	214,192	-
Working Capital Credit Lines	76,590	115,175	191,765	194,474	417,128
Foreign currency	296,850	10,709,674	11,006,524	11,538,304	11,101,349

Total:	3,132,029	15,488,250	18,620,279	22,165,444	20,444,378

The following tables present selected information on the Company’s debt value in the last three financial years:

Current and Non-current Loans and Financing 2019-2018

(R$ thousands)

										Consolidated
	Charges (p.a.)	Weighted average interest rate (p.a.)	PMPV (1)	Balance 12.31.18	Taken	Amortization	Interest paid	Appropriate interest	Var. Exchange	Balance 12.31.19
Local currency
Working capital	Fixed / CDI	6.07% (7.78% on 12.31.18)	1.2	5,863,023	1,193,616	(3,745,967)	(421,600)	423,567	-	3,312,639
Export Facility Lines	CDI	5.83% (9.02% on 12.31.18)	8.7	1,625,327	(22,403)	31,700	(108,845)	149,986	-	1,612,365
Credit lines from development banks	Fixed / Selic / TJLP	5.09% (6.16% on 12.31.18)	0.3	264,545	-	(223,077)	7,005	11,053	-	45,516
Debentures	CDI / IPCA	7.90	6.2	-	742,250	(15)	(16,372)	29,897	-	755,760
PESA Loan	IGPM	12.22% (12.45 on 12.31.18)	0.2	273,426	-	-	8,554	19.436	-	284,308
Fiscal Incentives	Fixed	2.40% (2.40% on 12.31.18)	-	3,317	70,203	(67,805)	(570)	575	-	5,720
Agribusiness Receivables Certificate	CDI / IPCA	6.73% (6.08% on 12.31.18)	2.5	2,597,502	-	(999,905)	(139,633)	139,483	-	1,597,447
				10,627,140	1,983,666	(5,068,469)	(702,579)	773,997	-	7,613,755
Foreign currency
Bonds	Fixed + USD and EUR	4.36% (4.07% 12.31.18)	6.0	9,746,446	3,082,040	(2,906,635)	(504,774)	648,991	341,416	10,407,484
Export credit lines	LIBOR + USD	5.54% (2.47% on 12.31.18)	3.2	1,383,192	-	(948,646)	(31,277)	28,937	(24,931)	407,275
Currency contract advances	Fixed + USD	(4.67% on 12.31.18)	-	214,192	92,750	(327,469)	10,249	12,831	17,945	-
Working capital	Fixed + TRY	16.56% (21.91% on 12.31.18)	1.1	194,474	240,702	(229,919)	(41,974)	42,237	(13,755)	191,765
				11,538,304	3,415,492	(4,412,669)	(588,274)	732,996	320,675	11,006,524
				22,165,444	5,399,158	(9,481,138)	(1,290,853)	1,506,993	320,675	18,620,279
Short Term				-	-	-	-	-	-	3,132,029
Long-Term				-	-	-	-	-	-	15,488,250

Current and Non-Current Loans and Financing 2018-2017

(R$ thousands)

															Consolidated
	Charges(p.a.)	Weighted average interest rate (p.a.)	PMPV (1)	Current	Non-current	Balance 12.31.18	operations	Lib Apl	Amort / Resg	Interest paid / Received	Appropriate interest	Sum of fair value	Var. Cab.	Var. Monet.	Balance 12.31.17
Local currency
Working capital	Fiza Rate / 118% of CDI (7.78% on 12.31.17)	7.78% (7.78% on 12.31.17)	1.7	1,695,390	4,167,633	5,863,023		4,431,145	(1,235,896)	(149,702)	262,113	-	-	-	2,555,363
Credit export facility	109.45% of the CDI (100.35% on 12.31.17)	9.02% (6.91% on 12.31.17)	3.2	39,294	1,586,033	1,625,327		1,621,124	(1,850,000)	(188,743)	153,747	-	-	-	1,889
Credit lines from development banks	Fixed Rate / Selic / TJLP + 1.25% (Selic / Fixed Rate / TJLP + 1.48% on 12.31.17)	6.16% (6.78% on 12.31.17)	1.1	220,414	264,198	264,545		-	(315,113)	(20,346)	29.929	-	-	-	570,082
Bonds	7.75% (7.75% on 12.31.17)	7.75% (7.75 on 12.31.17)	0.1	-	-	-		-	(500,000)	(19,375)	15,573	-	-	-	503,802
PESA Loan	Fixed Rate / IGPM + 4.90% (Fixed Rate / IGPM + 4.90% on 12.31.17)	12.45% (4.36 on 12.31.17)	1.4	3.761	269,665	273,426		-	-	8,101.	32,161	-	-	-	249,366
Fiscal Incentives	2.40% (2.40% on 12.31.17)	2.40 (2.40% on 12.31.17)	0.5	3,317	-	3,317		57,246	(57,500)	(445)	451	-	-	-	3,566
Agribusiness Receivables Certificate	96.40% OF cdi / ipca + 5.897% (96.5 CDI / IPCA 5.897 on 12.31.17)	6.08% (7.41% on 12.31.17)	1.6	1,114,904	1,482,598	2,597,502		-	(996,985)	(223,143)	245,978	-	-	-	3,571,652
				3,077,080	7,550,060	10,627,140		6,109,515	(4,955,500)	(609,855)	739,951	-	-	-	9,343,030
Foreign currency
Bonds	4.07% (4.08% 31.12.17) + u UR $, EUR and ARS	4.07% (4.08% 31.12.17) + u UR $, EUR and ARS	4.8	99,568	9,646,878	9,746,446	(87,113)	-	(14,791)	(466,552)	506,484	-	1,278,498	-	8,529,919
Export credit lines	Libor + 0.25% (LIBOR = 1.85% on 12.31.17) + u UR $	2.47% (3.35% on 12.31.17) + u UR $	0.8	998,730	384,462	1,383,192		8,395	(1,067,367)	(75,878)	67,621	-	299,692	-	2,150,727
Working capital	0.00% (23.10% 31.12.17) + vc ARS / + vc USD	0.00% (23.10% 31.12.17) + vc ARS / + vc USD	-	-	-	-	(68,660)	813,279	(898,283)	3,623	46.025	-	(56,616)	-	167,888
Credit lines from development banks	-	0.00% (6.22% on 12.31.17) + vc US $ and other currencies	-	-	-	-		-	3,850	(192)	471	-	-	-	3,572
Other guaranteed debts and leases	0.00% (0.00% 31.12.17) + vc ARS	0.00% (0.00% 31.12.17) + vc ARS	-	-	-	-		-	-	-	-	-	-	-	-
Currency contract advances	(4.67% + vc UR $)	(4.67% + US $ VC)	0.8	214,192	-	214,192		208,474	-	-	1.077	-	4,641	-	-
Working capital	21.91% + VC try (15.95% vc TRY on 12.31.17)	21.91% + vc TRY (15.95% + vc TRY on 12.31.17)	0.7	157,819	36,655	194,474		193,058	(216,610)	(21,057)	35,934	-	(46,091)	-	249,240
				1,470,309	10,067,995	11,538,304	(155,773)	1,223,206	(2,220,902)	(567,311)	657,612	-	1,480,123	-	11,101,346
				4,547,389	17,618,055	22,165,444	(155,773)	7,332,721	(7,156,402)	(1,177,166)	1,397,563	-	1,480,123	-	20,444,376

Current and Non-Current Loans and Financing 2017-2016

(R$ thousands)

														Consolidated
	Charges (p.a.)	Weighted average interest rate (p.a.)	PMPV (1)	Current	Non-current	Balance 12.31.17	Taken	Business combination(2)	Amortization	Interest paid	Appropriate interest	Exchange rate variation	Restatement	Current	Non-current	Balance 12.31.16
Local currency
Working capital	7.79% (8.90% on 12.31.16)	7.79% (8.90% on 12.31.16)	0.8	1,631,469	923,894	2,555,363	3,579,445	-	(2,400,985)	162,218	212,995	-	-	1,326,126	-	1,326,126
Credit export facilities	96.51% of CDI / IPCA + 5.90% (96.50% of CDI / IPCA + 5.90% on 12.31.16)	7.41% (13.43% on 12.31.16)	2.4	1,097,882	2,473,770	3,571,652	780,000	-	(779,190)	(393,809)	334,574	-	-	168,110	3,461,967	3,630,077
Credit lines from development banks	Fixed rate / Selic / TJLP + 1.48% (Fixed rate / Selic / TJLP + 0.75% on 12.31.16)	6.78% (7.93% on 12.31.16)	1.7	13,311	256,771	570,082	62,439	-	(403,772)	(37,256)	47,359	196	20,104	381,303	499,709	881,012
Bonds	7.75% (7.75% on 12.31.16)	7.75% (7.75% on 12.31.16)	0.4	5 03,802	-	503,802	-	-	-	(38,750)	46,425	-	6,806	4.140	498,793	502,933
Export credit lines	100% of CDI (13.68% on 12.31.16)	6.91% (13.68% on 12.31.16)	1.2	39,198	1,850,000	1,889,198	-	-	-	(214,311)	181,212	-	-	72,297	1,850,000	1,922,297
PESA Loan	Fixed rate / IGPM + 4.90% (Fixed rate / IGPM + 4.90% on 12.31.16)	4.36% (12.09% on 12.31.16)	2.2	3,532	245,834	249,366	-	-	-	(8,055)	9,736	(1,662)	2,209	3,546	248,010	251,556
Other secured debts	(8.50% on 12.31.16)	(8.50% on 12.31.16)	-	-	-	-	-	-	(129,874)	(8,904)	9,185	-	11	32,331	97,251	129,582
Fiscal Incentives	2.40% (2.40% on 12.31.16)	2.40% (2.40% on 12.31.16)	0.5	3,566	-	3,566	34,405	-	(30,911)	(220)	220	-	-	72	-	72
				3,592,760	5,750,269	9,343,029	4,456,289	-	(3,744,732)	(863,523)	841,706	1,466	11,100	1,987,925	6,655,730	8,643,655
Foreign currency
Bonds	4.08% (4.71% on 12.31.16) + vc US, EUR and ARS	4.08% (4.71% on 12.31.16) + vc US $, EUR and ARS	6.0	1 05,080	8,424,841	8,529,921	77,129	-	(395,970)	(382,020)	410,433	326,687	-	489,229	8,004,433	8,493,662
Export credit lines	LIBOR + 1.85% (LIBOR + 2.71% on 12.31.16) + u $	3.35% (3.85% on 12.31.16) + u $	2.2	9 53,502	1,197,226	2,150,728	3,576,033	-	(2,981,166)	(98,501)	105,475	238,293	-	312,219	998,375	1,310,594
Currency contract advances	(2.39% on 12.31.16) + vc US $	(2.39% on 12.31.16) + vc US $	-	-	-	-	4.065	-	(203,396)	4,741	347	(9,115)	-	212,840	-	212,840
Credit lines from development banks	UMBNDES + 1.73% (UMBNDES + 2.10% on 12.31.16) + vc US $ and other currencies	6/22 (6.24% on 12.31.16) + vc US $ and other currencies	1.0	2,613	959	3,572	-	-	(5,906)	(372)	1,213	(264)	-	5,883	3,018	8,901
Working capital	10/23 (14.28% on 12.31.16) + vc ARS / + vc US $	10/23 (14.28% on 12.31.16) + vc ARS / +	1.5	1 28,156	39,732	167,888	1,584,848	-	(1,629,418)	(19,777)	59,246	(119,739)	-	236,908	55,820	292,728
Working capital	15.95% + vc TRY	15.95% + vc TRY	0.1	2 49,240	-	249,240	-	389,151	(40,644)	(41)	5,103	(104,329)	-	-	-	-
				1,438,591	9,662,758	11,101,349	5,242,075	389,151	(5,256,500)	(505,452)	581,817	331,533	-	1,257,079	9,061,646	10,318,725
				5,031,351	15,413,027	20,444,378	9,698,364	389,151	(9,001,232)	(1,368,975)	1,423,523	330,067	11,100	3,245,004	15,717,376	18,962,380

i. Relevant loan and financing contracts

The main debt instruments in effect at December 30, 2019 are described below.

Debt in Domestic Currency

Development Bank Credit Lines

BNDES FINEM Credit Lines. As of December 31, 2019, the Company had outstanding obligations with the BNDES  ,  including loans obtained under the FINEM program in the amount of R $ 45.5 million. Loans with BNDES were signed to finance the acquisition of machinery and equipment, as well as the construction, improvement and expansion of production facilities. The principal and interest on these loans are generally paid monthly, with maturity dates throughout 2020. The principal amount of the loans is denominated in reais with interest rates subject to variations in the TJLP and Selic. These loans are included in the “Development bank credit line - Local currency” line in the tables above.

Working Capital Credit Lines

Rural Credit Financing. The Company has short-term loans in the amount of R $ 3,312.6 million as of December 31, 2019 with commercial banks that, under a Federal Government program, offer attractive interest rates focused on encouraging rural activities with maturities between 2020 and 2022. The proceeds of these loans are generally applied and are included in the “Working capital - Local currency” line of the tables above. For 2020, we prepaid part of these loans, totaling R $ 2.2 billion. These credit lines are included in the “Working capital - local currency” line in the table above.

Export Credit Lines

 Export pre-financing lines  . The Company has an export pre-financing line with a total balance of R $ 1,612.4 million as of December 31, 2019. Indebtedness under these credit lines is denominated in reais with maturity dates between 2020 and 2023. These loans are included in the line “Export credit line - Local currency” in the tables above.

Loan

 PESA  . The Company has a loan obtained from the PESA Loan, with a balance of R $ 284.3 million on December 31, 2019, which is subject to the IGP-M variation plus interest of 4.9% per year, and it is guaranteed by surety and pledge of public debt securities. This loan is included in the line “Special asset reorganization program - Local currency” in the tables above.

Fiscal Incentives

 State Fiscal Incentives  . The Company also has credits offered under state tax incentive programs to promote investment in these states, with a balance of R $ 5.7 million on December 31, 2019. Under these programs, the Company was granted credit proportional to the ICMS payment generated by investments in the construction or expansion of production units in these states. These credits have a 20-year term and fixed interest rates. These credit lines are included in the “Fiscal Incentives - Local currency” line in the tables above.

Agribusiness Receivables Certificate (“  CRA  “)

On April 19, 2016, BRF completed the issuance of CRA referring to the public distribution of the 1st Series of the 9th Issue of Octant Securitized SA, in the amount of R $ 1.0 billion net of interest, issued with a coupon of 96.50% the Interbank Deposit rate of the total amount. the Interbank Deposit (“DI”) rate, and interest paid every nine months. The CRAs were backed by credits arising from the Company’s exports contracted with BRF Global GmbH, which were assigned to the said securitizer. The CRAs won and were paid on April 19, 2019.

On December 16, 2016, the Company concluded the issuance of CRA linked to the public offering for distribution of the 1st and 2nd Series of the 1st Issue of Vert Companhia Securitizadora, in the amount of R $ 1,500,000, net of interest. The 1st Series issue totaled R $ 780 million at the cost of 96.00% of the Interbank Deposit rate, with the principal maturing in a single installment on December 16, 2020 and interest paid every 8 months. The issue of the 2nd Series, in turn, totaled R $ 720 million, at a cost of 5.8970% pa adjusted by the IPCA variation, with the principal maturing in a single installment on December 18, 2023 and interest paid every 16 or 18 months. The CRAs are backed by credits arising from the Company’s exports contracted with BRF Global GmbH and BRF Foods GmbH and were assigned and / or pledged to the said securitizer. On August 15, 2017, the CRA related to the 1st. Series were transferred to the company SHB Comércio e Indústria de Alimentos SA (“SHB”), a subsidiary of the Company, based on exports between SHB and BRF Foods GmbH. The conditions negotiated on the issue date remain in effect. On December 31, 2018, the CRAs of the 1st Series were transferred to BRF, due to the merger of the company SHB Comércio e Indústria de Alimentos SA This operation is included in the line “Certificate of Agribusiness Receivables - Local currency” in the tables above . As of December 31, 2019, the outstanding balance of this line totaled R $ 1,597.4 million, with the balances of the 1st and 2nd Series, respectively, R $ 794.6 million and R $ 802.9 million.

1st Issuance of Debentures (“Debentures”)

On April 30, 2019, 750,000 Debentures with a nominal unit value of R $ 1,000.00 were subscribed, totaling R $ 750.0 million, being issued in 3 series. Debentures are simple, not convertible into shares, unsecured and with restricted efforts. The amounts subscribed for the 1st, 2nd and 4th series were, respectively, R $ 70.0 million, R $ 411.7 million and R $ 268.3 million. As of December 31, 2019, the updated balance totaled R $ 755.8 million. The balances for the 1st, 2nd and 4th series totaled R $ 70.3 million, R $ 416.0 million and R $ 269.4 million, as of December 31, 2019, respectively.

Debt in Foreign Currency

Export Credit Lines

Export Prepayment facilities. The Company has several export pre-financing lines, with a total balance of R $ 407.3 million, as of December 31, 2019. Indebtedness under these credit lines is generally denominated in US dollars, with maturity dates between 2020 and 2023. The interest on these lines accrues in the period of six and twelve months and is equivalent to LIBOR plus spread. Within each of these lines, the Company received a loan from one or more creditors guaranteed by receivables related to the export of its products to specific customers, as in all operations of this nature.

Working Capital Credit Lines

 Working capital in foreign currency  . These are funds obtained from international financial institutions, used mainly as working capital mainly from subsidiaries located in Turkey, in the amount of R $ 191.8 million and with maturities throughout 2020. These credit lines are included in the “Working capital - foreign currency” line of the tables above.

Bonds

 BFF Notes 2020:  On January 28, 2010, BFF International Limited, a subsidiary of the Company, issued  Senior Notes  in the total amount of US $ 750.0 million, the securities of which are guaranteed by BRF, with a nominal interest rate of 7.25% pa, an effective rate of 7.54% pa and maturity on 28.01.20. As of June 20, 2013, the amount of US $ 120.7 million of these  Senior Notes  was exchanged for  Senior Notes BRF 2023  . On May 15, 2014, the amount of US $ 409.6 million was repurchased with part of the funds obtained by the  Senior Notes BRF 2024  . On May 28, 2015, the Company finalized a repurchase offer in the amount of US $ 101.4 million, so that the remaining balance totaled US $ 118.3 million, with a transaction premium, net of interest, being paid in the amount of US $ 16.0 million (equivalent to R $ 52.0 million). On September 14, 2016, the Company finalized a repurchase offer in the amount of US $ 32.2 million (equivalent to R $ 104.9 million), with a transaction premium, net of interest, in the amount of US $ 4.91 million being paid (equivalent to R$ 13.4 million). The premium paid to holders of existing securities was recorded as a financial expense. On November 22, 2019, we completed a make-whole redemption of the remaining outstanding amount of US$86.1 million, the premium paid in the transaction was of US$0.813 million (equivalent to R$ 3.43 million)  , net of interest. This premium, paid to holders of existing securities, was recorded as a financial expense.

 Senior Notes BRF 2022  : On June 6, 2012, the Company issued  Senior Notes  in the total notional amount of US $ 500.0 million, nominal interest rate of 5.88% pa, effective rate of 6.00% pa and maturity on June 6, 2022. On June 26, 2012, the Company raised an additional US $ 250.0 million, with a nominal interest rate of 5.88% pa and an effective rate of 5.50% pa On May 28, 2015, the Company concluded a repurchase offer in the amount of US $ 577.1 million, so that the remaining balance totaled US $ 172.9 million, with the premium paid on the transaction, net of interest, in the amount of US $ 79.4 million (equivalent to R $ 258 , 6 million). On September 14, 2016, the Company finalized a repurchase offer in the amount of US $ 54.2 million (equivalent to R $ 176.7 million), with a transaction premium, net of interest, in the amount of US $ 5.7 million being paid (equivalent to R $ 18.6 million). On September 18, 2019, the Company finalized a repurchase offer in the amount of US $ 9.4 million, with the premium paid US $ 0.4 million (equivalent to R $ 1.67 million), net of interest. This premium, paid to the holders of existing securities, was recorded as a financial expense. As of December 31, 2019, there were US $ 109.3 million (equivalent to R $ 440.6 million) outstanding of these securities.

 Senior Notes BRF 2023:  On May 15, 2013, the Company made a 10-year bond offering abroad, in the total amount of US $ 500.0 million, with the principal maturing on May 22, 2023 (“  Senior Notes BRF 2023  ”), Issued with a coupon (interest) of 3.95% per year (  yield to maturity  4.135%), paid semi-annually, as of November 22, 2013. On September 18, 2019, the Company finalized a repurchase offer in the amount of US $ 154.0 million, with the premium paid US $ 1.7 million (equivalent to R $ 7.08 million), net of interest.  . Said  The premium, paid to holders of existing securities, was recorded as a financial expense. As of December 31, 2019, there were US $ 346.0 million (equivalent to R $ 1,394.6 million) outstanding on these securities.

 Senior Notes BRF 2024:  On May 15, 2014, the Company concluded an offer of  Senior Notes  10 years, in the total amount of US $ 750.0 million, with the principal maturing on May 22, 2024 (“  Senior Notes BRF 2024  ”), Issued with a coupon (interest) of 4.75% per year (  yield to maturity  4.952%), to be paid semi-annually, as of November 22, 2014. As of December 31, 2019, there were US $ 517.9 million (equivalent to R $ 2,087.5 million) outstanding of these securities.

Senior Notes BRF 2022: On May 29, 2015, BRF concluded a Senior Notes offer of seven years, totaling EUR500.0 million, with the principal due on May 3, 2022, with a coupon (interest) of 2.75% a year (yield to maturity of 2.822%), payable annually, from June 3, 2016. On September 18, 2019, the Company concluded a tender offer in the amount of EUR175.2 million, with a premium paid EUR8.5 million, net of interest. The premium paid to holders of existing securities was recorded as a financial expense. On December 31, 2019, the outstanding amount of these notes was EUR324.8 million (equivalent to R$1,471.4 million).

Senior Notes BRF 2026: On September 29, 2016, BRF, through its wholly-owned subsidiary BRF GmbH, finalized an offer of Senior Notes of 10 (ten) years, in the total amount of US$500,0, with the principal due on September 29, 2026, with a coupon (interest) of 4.35% p.a. (yield to maturity of 4.625%), to be paid semi-annually, from March 29, 2017. As of December 31, 2019, the outstanding amount of these notes was U.S.$500.0 million (equivalent to R$2,015.4 million).

 Senior Notes BRF 2030:  On September 24, 2019, the Company concluded the offering of Senior Notes in the total amount of  US $  750.0 million, with the principal maturing on January 24, 2030, issued with a coupon (interest) of 4.875% per year. As of December 31, 2019, there was US $ 750.0 million (equivalent to R $ 3,023.0 million) outstanding of these securities.

Derivatives

Within the scope of the Financial Risk Management Policy, with the objective of protecting operating margins through the  hedge accouting  and equalize foreign currency assets and liabilities against the uncertainties in the prices of risk factors (currencies and  commodities  ), the Company entered into currency derivative contracts that had a market value of R $ 115.3 million and derivative contracts of  commodities  which had a market value of R $ 23.6 million on December 31, 2019 with several financial institutions on different maturity dates. These transactions do not require additional guarantees. These derivatives are recorded in the Company’s balance sheet as other financial assets and liabilities.

Other credit lines

revolving lines of credit In order to maintain a prudent and sustainable short-term liquidity position and in continuity with the strategy of extending the average maturity and reducing the cost of its debts, on December 27, 2019, the Company contracted a revolving credit line with Banco do Brasil in the amount of up to R $ 1,500,000 maturing in three years. This credit line may be disbursed in full or in part at the discretion of the Company, when necessary. As of December 31, 2019, said credit line was available, but had not been used.

ii. Other long-term relationships with financial institution

The Company has agreements with financial institutions whose objective is to facilitate access to credit for its partner rural producers for the construction of aviaries, farms and adjustments.

It also has agreements that seek to facilitate access to credit for its suppliers who wish to prepay receivables from the Company.

Finally, the Company has operations with derivatives that aim to hedge against exchange rate variations, commodity prices and interest rates, with no speculative purposes. These operations are accounted for at their market value, in accordance with the accounting methodology of  hedge accounting  .

iii. Degree of debt subordination

There is no degree of contractual subordination between the Company’s unsecured financial debts. Financial debts that have real guarantees have the preferences and prerogatives provided by law.

The degree of subordination stands out in operations with real guarantees, mostly industrial units, contracted with BNDES. The table below shows the detailed amounts of collateral.

Amounts below expressed in thousands of R$

	Consolidated
	12.31.19	12.31.18
Balance of loans and financing	18,620,279	22,165,444
Guarantees for mortgages on assets	51,237	267,862
Linked to FINEM-BNDES	45,516	217,620
Linked to fiscal incentives and other	5,721	50,242

iv. any restrictions imposed on the issuer, in particular, in relation to indebtedness limits and contracting new debt, distribution of dividends, disposal of assets, issuance of new securities and the disposal of controlling interest

The Company’s debts described in item 10.1 (f) have, as the case may be,  covenants  usual non-financial contracts entered into in the financial and capital markets, which may cause the early maturity of one or more contracts due, for example: (i) the default by the Company, within defined limits, as the case may be; (ii) the  cross-default  , from defined limits, as the case may be; (iii) restrictions on the distribution of dividends, in the event of default; (iv) the restriction on the sale of assets, within certain limits, excluding types of assets and operations, as the case may be; (v) the sale of corporate control, etc. Such obligations are being met in accordance with the contractual requirements. The Company does not have  covenants  in its contracts.

g. Limits on contracted financing and percentages already used

All financing contracts signed by the Company have been fully disbursed, except for the  Revolving Credit Facility  , mentioned above, which remained available according to an initial balance of US $ 1,000.0 million until February 22, 2019, when it ended.

In order to improve liquidity management, on December 27, 2019, we contracted a revolving credit line (  Revolving Credit Facility  ) with Banco do Brasil up to the limit of R $ 1,500.00 million for a period of 3 years. Such line may be disbursed in whole or in part by the Company, when necessary. As of December 31, 2019, there was no withdrawal made by the Company in this line.

h. Significant alterations in each item of the financial statements

Financial year ended on December 31, 2019 compared with the financial year ended on December 31, 2018

The following table presents audited financial information for the financial years ended December 31, 2019 and December 31, 2018. On 01.01.19, the Company adopted CPC 06 (R2) / IFRS 16 - Leasing - and opted for the modified retrospective approach without restating comparative periods. Accordingly, all balances related to the financial year ended on December 31, 2018 are presented in accordance with the prerogatives existing in the accounting policies previously in force CPC 06 (R1) / IAS 17.

The results and cash flows from discontinued operations are presented separately from the results of the Company’s continued operations. Comparative periods have been re-presented.

In section 10.3, “  Events with relevant effects, occurred and expected, in the financial statements  ”, The results of discontinued operations are shown.

( In thousands of R $, except when% )	12.31.19 (1)	AV-% 31.12.19 (2)	12.31.18 (1)	AV. 12.31.18 (2)	% Change 2019 X 2018
Continuing operations
NET INCOME	33,446,980	100.0%	30,188,421	100.0%	10.8%
Cost of the Goods Sold	(25,370,042)	75 ± 9	(25,320,753)	-83.9%	0.2%
GROSS PROFIT	8,076,938	24.1%	4,867,668	16.1%	65.9%
OPERATIONAL INCOME (EXPENSES)
Sales	(4,911,666)	-14.7%	(4,513,594)	-15,0%	8.8%
General and administrative	(615,683)	- 1.8%	(551,165)	- 1.8%	11.7%
Losses due to non-recoverability of assets	(23,899)	-0.1%	46,269	-0.2%	-48.3%
Other operating income (expenses), net	428,820	1.3%	19,311	0.1%	2,120.6%
Equity method	(1,737)	0.0%	17,715	0.1%	-109.8%
Profit (loss) before financial result	2,952,773	8.8%	(206,334)	-0.7%	-1,531.1%
Financial expenses	(3,613,051)	-10.8%	(3,891,106)	12-9.	-7.1%
Financial income	1,747,652	5.2%	1,649,632	5.5%	5.9%
INCOME (LOSS) BEFORE INCOME AND CONTRIBUTION TAXES SOCIAL SECURITY OF CONTINUED OPERATIONS	1,087,374	3.3%	(2,447,808)	-8.1%	-144.4%
Income tax and social contribution	125,887	0.4%	333,302	1.1%	-62.2%
Net Income from Continued Operations	1,213,261	3.6%	(2,114,506)	-7.0%	-157.4%
Discontinued Operations
Net Income from Discontinued Operations	(915,809)	-2.7%	(2,351,740)	-7.8%	-61.1%
NET INCOME (LOSS) FOR THE YEAR	297,452	0.9%	(4,466,246)	-14.8%	-106.7%
Net Income (Loss) Continued Operations Attributable to
Controlling shareholders	1,202,240	3.6%	(2,114,968)	-7.0%	-156.8%
Non-controlling shareholders	11,021	0.0%	462	0.0%	2,285.5%
	1,213,261	3.6%	(2,114,506)	-7.0%	-157.4%

 (1)  Information extracted from the Consolidated Financial Statements of December 31, 2019 and 2018.

 (2)  Representativeness in relation to Net Revenue.

Net Revenue

	12.31.19	Restated 31.12.18	Restated 31.12.17
Net revenue from sales
Brazil
In natura	4,635,597	3,998,483	3,489,846
Poultry	3,692,377	3,198,356	2,697,462
Pork and others	943,220	800,127	792,384
Processed	12,839,008	12,274,681	11,681,579
Other sales	14,874	19,372	17,187
	17,489,479	16,292,536	15,188,612
Internacional
In natura	12,605,846	10,905,155	7,681,223
Poultry	11,262,954	10,021,923	7,059,104
Pork and others	1,342,892	883,232	622,119
Processed	2,119,918	1,850,614	2,929,037
Other sales	173,630	312,902	1,639,588
	14,899,394	13,068,671	12,249,848
Other segments
Others	1,058,107	827,214	875,700
	33,446,980	30,188,421	28,314,160

The Company’s consolidated net revenue increased R $ 3,258,559, or 10.8%, from R $ 30,188,421 in 2018 to R $ 33,446,980 in 2019, mainly due to:

1.  Brazil  - Net revenue increased by R $ 1,196,943 or 7.3%, from R $ 16,292,536 in 2018 to R $ 17,489,479 in 2019. Such increase is the result of price readjustments and readjustment of investments in bonuses for retail, raising average prices.

2.  International  - Net revenue increased by R $ 1,830,723 or 14.0%, from R $ 13,068,671 in 2018 to R $ 14,899,394 in 2019. The main factors were: (i) price increases in Saudi Arabia, due to the restricted supply of products; (ii) price increases in Turkey; (iii) greater demand in the Asian market, due to the African Swine Fever; and (iv) an increase in the volume exported, due to the greater number of plants enabled by the Company.

3.  Other segments  - In 2019, net revenue increased by R $ 230,893 or 27.9%, to R $ 1,058,107, in 2019 from R $ 827,214 in 2018, mainly due to the better performance of BRF Ingredients.

Cost of Goods Sold

In 2019, the cost of product sold totaled R $ 25,370,042, remaining practically stable, with an increase of only 0.2%, or R $ 49,289 in relation to 2018, which was R $ 25,320,753. This increase is explained  due to higher personnel, energy, maintenance and freight expenses, partially offset by the gains generated by the Zero Base Budget program.

Gross profit

In 2019, gross profit totaled R $ 8,076,938, registering an increase of 65.9%, or R $ 3,209,270, compared to 2018, which was R $ 4,867,668. Gross margin increased from 16.1% in 2018 to 24.1% in 2019, due to the better operating result both in the Brazil and international segments. Throughout the year, we continued with our strategy of making the operation profitable through sustainable price management, better commercial execution and optimization of the mix of channels, products and countries.

Operating expenses

In 2019, operating expenses increased R $ 440,220 or 8.6%, as a result of: (i) higher investments in marketing to strengthen our brands; (ii) higher freight expenses in the international market due to the exchange devaluation; and (iii) expenses with legal provisions in the Brazil segment. In relative terms, operating expenses represented 16.6% of net revenue in 2019, compared to 16.9% in 2018, as a result of better operating leverage.

Other operating income (expenses), net

In 2019, the Company had revenue in this item equivalent to R $ 428,820, representing an increase of R $ 409,509, compared to 2018. This revenue was mainly due to gains from lawsuits related to the exclusion of ICMS from the PIS / COFINS calculation basis.

Result of equity pick-up

In 2019, the equity income result totaled a negative amount of R $ 1,737, showing a reduction of R $ 19,452 in relation to 2018, which was a positive R $ 17,715. This variation was due to the sale of the stake in the affiliate SATS BRF Food in Singapore.

Operating income

In 2019, the operating result reached a profit of R $ 2,952,773, an increase of R $ 3,159,107. The table below shows the operating results by segment.

	12.31.19	12.31.18
Brazil	1,818,813	590,416
Internacional	1,275,285	23,778
Other segments	109,138	89,311
Subtotal	3,203,236	703,505
Corporate	(250,463)	(909,839)
	2,952,773	(206,334)

Net financial results

In 2019, net financial expense totaled R $ 1,865,399, representing a decrease of 16.8% or R $ 376,075, compared to 2018, which was R $ 2,241,474, mainly due to: (i) gains from exchange variation in the period, and (ii) a gain of R $ 4,526 with the derivative  Total Return Swap  in 2019, compared to a loss of R $ 213,847, in 2018.

Income tax and social contribution

In 2019, income tax and social contribution totaled revenue of R $ 125,887, representing a reduction of 62.2%, or R $ 207,415 compared to 2018. The effective rate in 2019 was (11.6%) compared to the effective rate of 13.6% in 2018. This variation was mainly due to the partial non-recognition of deferred tax assets, due to the inability of future realization.

Net income

In 2019, the total profit from continuing operations was R $ 1,213,261, registering an increase of R $ 3,327,767 compared to 2018, when a loss of R $ 2,114,506 was recorded. Considering discontinued operations, total profit was R $ 297,452 in 2019 compared to a loss of R $ 4,466,246 recorded in 2018.

Comparison of the positions on December 31, 2019 and on December 31, 2018 of the statement of financial position accounts

( In thousands of R $, except when% )	12.31.19 (1)	AV -% 12.31.19	12.31.18 (1)	AV. 12.31.18	% Change 2019 X 2018
CURRENT ASSETS

Cash and cash equivalents	4,237,785	10.2%	4,869,562	11.5%	-13.0%
Marketable securities	418,182	1.0%	507,035	1.2%	17% 5%
Accounts receivable from customers and other receivables	3,090,691	7.4%	2,720,041	6.4%	13.6%
Inventory	3,887,916	9,3%	3,877,294	9.1%	0.3%
Biological assets	1,603,039	3.8%	1,513,133	3.6%	5.9%
Taxes to be Recovered	473,732	1.1%	560,389	1.3%	15 5
Income tax and social contribution recoverable	152,486	0.4%	506,483	1.2%	69:9.
Derivative financial instruments	195,324	0.5%	182,339	0.4%	7.1%
Restricted Cash	296,294	0.7%	277,321	0.7%	6.8%
Assets held for sale	99,245	0.2%	3,326,305	7.8%	97%
Other current assets	590,733	1.4%	690,998	1.6%	-14.5%
Total current assets	15,045,427	36.1%	19,030,900	44.9%	20/9
NON-CURRENT ASSETS
LONG-TERM
Marketable securities	307,352	0.7%	290,625	0.7%	5.8%
Accounts receivable from customers and other receivables	71,029	0.2%	96,922	0.2%	20.6 7.6*
Taxes to be Recovered	5,169,547	12.4%	3,142,547	7.4%	64.5%
Income tax and social contribution recoverable	269,263	0.6%	7,246	0.0%	3,616
Deferred income taxes	1,845,862	4.4%	1,519,652	3.6%	21.5%
Judicial Deposit	575,750	1.4%	669,098	1.6%	0-14
Biological assets	1,081,025	2.6%	1,061,314	2.5%	1.9%
Derivative financial instruments	49,991	0.1%	-	0.0%	0.0%
Restricted Cash	-	0.0%	584,300	1.4%	-100.0%
Other non-current assets	85,537	0.2%	177,372	0.4%	51.8%
Long-term assets	9,455,356	22.7%	7,549,076	17.8%	25.3%
Investments	14,880	0.0%	86,005	0.2%	-82.7%
Property, plant and equipment	12,276,889	29.4%	10,696,998	25.2%	14.8%
Intangible	4,908,079	11.8%	5,019,398	11.8%	-2.2%
Total non-current assets	26,655,204	63.9%	23,351,477	55.1%	14.1%
TOTAL ASSETS	41,700,631	100.0%	42,382,377	100.0%	-1,6%

(1)  Information extracted from the Consolidated Financial Statements of December 31, 2019 and 2018.

Current Assets

Current assets totaled R $ 15,045,427 on December 31, 2019 and R $ 19,030,900 on December 31, 2018, representing a decrease of R $ 3,985,473, or 20.9%, mainly due to the sale of operations in Argentina, Europe and Thailand. As of December 31, 2019, current assets represented 36.1% of total assets, compared to 44.9% in the previous year.

Cash and cash equivalents

The caption cash and cash equivalents decreased by R $ 631,777, or 13.0%, from R $ 4,869,562 on December 31, 2018 to R $ 4,237,785 on December 31, 2019, with this reduction mainly due to the consumption of cash in financing activities, with the repurchase of  bonds  and debt pre-settlement.

Marketable securities

Securities decreased compared to December 31, 2018, from R $ 507,035 to R $ 418,182 on December 31, 2019, that is, a decrease of R $ 88,853, or 17.5%. The reduction is due to redemptions made over the period to fulfill obligations.

Trade and Other Receivables

Trade and other receivables totaled R$3,090,691, on December 31, 2019, presenting an increase of R$370,650, or 13.6%, in relation to December 31, 2018, which was of R$2,720,041. This variation is mainly due to the increase of revenues in the last months of 2019, associated to the factors presented on net sales

Inventory

Inventories went from R $ 3,877,294 on December 31, 2018 to R $ 3,887,916 on December 31, 2019, increasing by R $ 10,622, or 0.3%. The increase is mainly due to the increase in inventories of secondary materials, merchandise for resale and advances to suppliers.

Taxes to be Recovered

The Taxes to be Recovered item decreased compared to December 31, 2018, from R $ 560,389 to R $ 473,732 on December 31, 2019, representing a decrease of R $ 86,657, or 15.5%. This decrease is due to compensations and changes in the period.

Derivative financial instruments

The item of derivative financial instruments increased compared to December 31, 2018, from R $ 182,339 to R $ 195,324 on December 31, 2019, representing an increase of R $ 12,985, or 7.1%. This increase is mainly due to the increase in the fair value of derivatives for  commodities  and coins.

Restricted Cash

The restricted cash account increased compared to December 31, 2018, from R $ 277,321 to R $ 296,294 on December 31, 2019, representing an increase of R $ 18,973, or 6.8%. This increase is due to the interest appropriated to the certificates given as guarantee for the loan obtained through the PESA Loan (“  PESA  ”).

Assets held for sale

Assets held for sale totaled R $ 99,245 as of December 31, 2019, showing a reduction of R $ 3,227,060, or 97.0%, compared to December 31, 2018, which was R $ 3,326,305. This reduction is due to the sale of Argentina, Europe and Thailand in 2019.

Non-current assets

Non-current assets totaled R $ 26,655,204 on December 31, 2019 and R $ 23,351,477 on December 31, 2018, representing an increase of R $ 3,303,727, or 14.1%. The increase was mainly due to the items of taxes recoverable and Property, plant and equipment.

Marketable securities

Bonds and securities increased compared to December 31, 2018, from R $ 290,625 to R $ 307,352 on December 31, 2019, that is, an increase of R $ 16,727, or 5.8%. This increase is due to the appropriation of interest on financial investments.

Taxes to be Recovered

The Taxes to be Recovered item increased compared to December 31, 2018, from R $ 3,142,547 to R $ 5,169,547 on December 31, 2019, representing an increase of R $ 2,027,000, or 64.5%. This increase is due to the cause gains obtained by the Company, allowing the exclusion of ICMS from the PIS and COFINS calculation basis.

Deferred income and social contributions taxes

Deferred income and social contributions taxes increased R$326,210 or 21.5%, going from R$1,519,652 on December 31, 2018 to R$1,845,862 on December 31, 2019. The increase is due to the recognition of deferred income assets on tax losses.

Biological assets

The biological assets item increased by R $ 19,711, or 1.9%, from R $ 1,061,314 on December 31, 2018 to R $ 1,081,025 on December 31, 2019. The increase is due to the Company’s regular operating cycle.

Restricted Cash

The restricted cash balance was null on December 31, 2019, compared to R $ 584,300 on December 31, 2018. The variation is due to the transaction agreement signed with Lactalis do Brasil - Comércio, Importação e Exportação de Laticínios Ltda. (“Lactalis”), which instituted the release of the total account balance.

Other non-current assets

The caption of other non-current assets decreased compared to December 31, 2018, from R $ 177,372 to R $ 85,537 on December 31, 2019, representing a reduction of R $ 91,835 million, or 51.8%. This reduction is due to the decrease in deposit balances and other rights.

Investments

The caption Investments decreased compared to December 31, 2018, from R $ 86,005 to R $ 14,880 on December 31, 2019, representing a reduction of R $ 71,125, or 82.7%. This reduction is due to the sale and participation of the Company in SATS BRF Food in Singapore.

Property, plant and equipment

Property, plant and equipment increased R $ 1,579,891, or 14.8%, from R $ 10,696,998 on December 31, 2018 to R $ 12,276,889 on December 31, 2019. The increase is due to the initial adoption of CPC 06 (R2) / IFRS 16.

Intangible Assets

Intangible assets decreased R $ 111,319, or 2.2%, from R $ 5,019,398 on December 31, 2018 to R $ 4,908,079 on December 31, 2019. The decrease is mainly due to the amortization occurred in the period.

( In thousands of R $, except when% )	12.31.19 (1)	AV -% 12.31.19	12.31.18 (1)	AV. 12.31.18	% Change 2019 X 2018
LIABILITIES
CURRENT
Loans and financing	3,132,029	7.5%	4,547,389	10.7%	-31.1%
Suppliers	5,784,419	13.9%	5,487,205	12.9%	5.4%
Supply chain finance	842,037	2.0%	875,300	2.1%	-3.8%
Lease operations	376,628	0.9%	75,712	0.2%	397.4%
Salaries, social obligations and participations	825,254	2.0%	618,669	1.5%	33.4%
Tax Liabilities	517,208	1.2%	402,971	1.0%	28,3%
Derivative financial instruments	153,612	0.4%	235,035	0.6%	-34.6%
Provision for tax, civil and labor risks	1,084,308	2.6%	495,584	1.2%	118.8%
Employee benefits	95,919	0.2%	94,728	0.2%	1.3%
Liabilities directly associated with assets held for sale	-	0.0%	1,131,529	2.7%	-100.0%
Other current liabilities	512,591	1.2%	524,518	1.2%	-2.3%
Total current liabilities	13,324,005	32.0%	14,488,640	34.2%	−8.0%
NON-CURRENT
Loans and financing	15,488,250	37.1%	17,618,055	41.6%	-12.1%
Suppliers	12,347	0.0%	12,803	0.0%	-3.6%
Lease operations	2,054,552	4.9%	167,041	0.4%	1,130
Tax Liabilities	190,257	0.5%	162,239	0.4%	17.3%
Provision for tax, civil and labor risks	710,061	1.7%	854,667	2.0%	16 ± 9
Deferred income taxes	85,310	0.2%	65,774	0.2%	29.7%
Employee benefits	593,555	1.4%	373,423	0.9%	58(9%)
Derivative financial instruments	3	0.0%	-	0.0%	-
Other non-current liabilities	1,093,942	2.6%	1,107,958	2.6%	-1.3%
Total non-current liabilities	20,228,277	48.5%	20,361,960	48.0%	-0.7%
NET EQUITY
Share capital	12,460,471	29.9%	12,460,471	29.4%	0.0%
Capital reserves	192,845	0.5%	115,354	0.3%	67.2%
Accumulated losses	(3,996,985)	-9.6%	(4,279,003)	-10.1%	-6.6%
Treasury stock	(38,239)	-0.1%	(56,676)	-0.1%	-32.5%
Other comprehensive income	(722,469)	-1.7%	(1,275,519)	-3.0%	-43.4%
Controlling shareholders’ equity	7,895,623	18.9%	6,964,627	16.4%	13.4%
Non-controlling equity interests	252,726	0.6%	567,150	1.3%	-55.4%
Total shareholders’ equity	8,148,349	19.5%	7,531,777	17.8%	8.2%
TOTAL LIABILITIES AND NET EQUITY	41,700,631	100.0%	42,382,377	100.0%	-1,6%

 (1)  Information extracted from the Consolidated Financial Statements of December 31, 2019 and 2018.

Trade accounts payable

The balance of suppliers totaled R $ 5,784,419 on December 31, 2019, while on December 31, 2018 the balance was R $ 5,487,205, an increase of 5.4%, or R $ 297,214. The increase is mainly due to  improvements in the financial cycle in 2019.

Supply chain finance

The supply chain finance totaled R$842,037 on December 31, 2019, while on December 31, 2018 the balance was R$875,300, a decrease of 3.8% or R$33,263. The reduction is due to the Company's regular operating cycle.

Lease liability

The lease liability totaled R $ 376,628 on December 31, 2019, while on December 31, 2018 the balance was R $ 75,712, an increase of 397.4%, or R $ 300,916. The increase is due to the adoption of CPC 06 (R2) / IFRS 16 and the Company opted for the modified retrospective approach without presenting comparative periods. Therefore, the balances related to December 31, 2018 are presented according to the prerogatives existing in the accounting policies previously in force: CPC 06 (R1) / IAS 17.

Payroll, related charges and employee profit sharing

The payroll, related charges and employee profit sharing totaled R$825,254 on December 31, 2019, while on December 31, 2018 the balance was R$618,669, an increase of 33.4%, or R$206,585. The increase is mainly due to a higher management and employees profit sharing provision.

Derivative financial instruments

The heading of derivative financial instruments decreased compared to December 31, 2018, from R $ 235,035 to R $ 153,612 on December 31, 2019, representing a reduction of R $ 81,423, or 34.6%. This decrease is mainly due to index / currency exchange contracts (Swap).

Liabilities directly related to the assets held for sale

The balance of liabilities directly related to assets held for sale totaled R $ 1,131,529 as of December 31, 2018, this balance was due to the transfer of the balances of discontinued operations. With the conclusion of the sale of operations destined for sale in Argentina, Europe and Thailand, the balance was settled.

Non-current liabilities

Non-current liabilities totaled R $ 20,228,277 on December 31, 2019 and R $ 20,361,960 million on December 31, 2018, a decrease of R $ 133,683, or 0.7%. This decrease was mainly due to the variation in the item of loans and financing and provision for tax, civil and labor risks.

Loans and Financing (non-current)

Our long-term debts with financial institutions amounted to R $ 15,488,250 on December 31, 2019 and R $ 17,618,055 on December 31, 2018, a reduction of R $ 2,129,805, or 12.1%. This reduction is mainly due to pre-settlements and debt amortizations carried out in the period.

Provision for tax, civil and labor risks

The balance of provision for tax, civil and labor risks totaled R $ 710,061 on December 31, 2019, while on December 31, 2018 the balance was R $ 854,667, a decrease of 16.9%, or R $ 144,606. The reduction is due to the decrease in non-current labor and tax contingencies.

Shareholders´ equity

Shareholders’ equity on December 31, 2019 was R $ 8,148,349 and R $ 7,531,777 on December 31, 2018. There was an increase of R $ 616,572, or 8.2%, mainly due to the profit earned in the period.

Financial year ended December 31, 2017 compared to financial year ended December 31, 2016

The following table presents audited financial information for the financial years ended on December 31, 2017 and December 31, 2016 without restating the comparative periods as explained above.

Additionally, for comparative purposes, the table with financial information for the financial years ended on December 31, 2017 and December 31, 2016 with the restatement is shown in the section  10.9 - Other factors with relevant influence  .

(In thousands of R $, except when%)	12.31.17 (1)	AV - 2 12.31.17	12.31.16 (1)	AV - 2 31.12.16	% Change 2017 x 2016
NET REVENUE	33,469.4	100.0%	33,732.9	100.0%	-0.8%
Cost of the Goods Sold	(26,565.3)	79.4%	(26,206.4)	77.7%	1.4%
GROSS PROFIT	6,904.0	20.6%	7,526.4	22.3%	−8.3%
OPERATIONAL INCOME (EXPENSES)
Sales	(4,730.1)	14.1%	(4,965.7)	14.7%	-4.7%
General and administrative	(572)	1.7%	(577.4)	1.7%	-0.9%
Other operating expenses, net	(888.2)	2.7%	(197.5)	0.6%	349.8%
Equity method	22.4	-0.1%	29.3	-0.1%	-23.6%
PROFIT BEFORE FINANCIAL REVENUE	736.1	2.2%	1,815.2	5.4%	-59.4%
Financial expenses	(3,627.3)	10.8%	(4,506.4)	13.4%	-19,5%
Financial income	1,545.7	4.6%	2,373.7	7.0%	34 ± 9
LOSS BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	(1,345.5)	-4.0%	(317.5)	-0.9%	323.8%
Current income tax and social contribution	16.6	0.0%	(154)	0.5%	-110.8%
Income tax and social contribution	230	0.7%	104.1	0.3%	121%
NET LOSS FOR THE YEAR	(1,098.9)	4.1%	(367.3)	-1.1%	199.1%
Attributable to:
Controlling shareholders	1,125	-3.4%	(372.4)	-1.1%	202.3%
Non-controlling shareholders	26.7	0.1%	5.0	0.0%	429.7%

 (1)  Information extracted from the Consolidated Financial Statements of December 31, 2017 and 2016.

 (2)  Variation in relation to Net Revenue.

Net Revenue

The Company’s consolidated net revenue fell by R $ 263.5 million, or 0.8%, from R $ 33,732.9 million in 2016 to R $ 33,469.4 million, due to a small drop in volume during 2017.

In the 3rd quarter of 2017, the Company had a reorganization of the reportable segments, which reflects the way Management makes its decisions. Thus, as of this date, the Company started to have 5 segments, namely: Brazil, One Foods (formerly MENA), International (which includes the old segments “Europe”, “Asia”, “Africa” and the Americas), Southern Cone (formerly called LATAM) and Other segments.

1.        Brasil. Accumulated net revenue increased by R $ 380.5 million, or 2.6%, from R $ 14,808.1 million in 2016 to R $ 15,188.6 million in 2017. A timid volume growth in fresh and processed products in early 2017 favored an improvement in revenue in early 2017. With Operation Weak Meat at the beginning of the 2nd quarter, volumes fell again, which hampered the strategy designed for the year. The improvement in the level of service and commercial execution minimized the impacts that occurred in the previous quarter, but did not significantly leverage the recovery of the Brazilian market.

2.     International  . In 2017, the segment is the merger of the Europe, Asia, Africa and Americas segments. This change occurred to reflect the decision taken by the Company’s Management. The following are the variations of each of the regions that make up the segment:

•       Europe  . In 2017, net revenue was R $ 3,533.4, showing a decrease of R $ 266.9 million or 7.0% compared to 2016, the year in which net revenue was R $ 3,800.3 million. One of the most significant non-recurring events was Operation Weak Meat, which had a negative impact on the region in early 2017, due to the impediment of exporting the products in question.

•          Asia - In 2017, net revenue was R $ 4,115.9 million, versus R $ 4,748.8 million in 2016, showing a decrease of R $ 632.9 or 13.3% in relation to the previous year. The Asian region was also impacted by Operation Meat Weak with the reduction in export volumes. Shipment delays and the transfer of operations from Thailand to Europe negatively impacted the region.

•          Africa - In 2017, net revenue was R $ 491.9 million, accounting for a fall of R $ 275.9 million or 35.9% compared to 2016, which was R $ 767.8 million. This reduction was due to the deterioration of the product mix, a significant drop in the average price due to the high level of inventories and the low price of commodities.

•          Americas - In 2017, net revenue was R $ 355.7 million, accounting for a modest growth of R $ 36.3 million or 11.4% compared to 2016, which was R $ 319.4 million. The increase identified was due to better volumes and prices with a strategy of prioritizing markets with better profitability such as Mexico.

3.         One Foods - In 2017, net revenue was R $ 6,696.8 million, accounting for an increase of R $ 7.6% compared to 2016, which closed at R $ 6,226.6 million. The main event in the segment, in addition to the corporate reorganization, was the acquisition and consolidation of Banvit’s operations in 2017, which provided an improvement in prices and consolidated volumes above expectations.

4.         LATAM - In 2017, net revenue was R $ 1,861.6 million, accounting for a small growth of R $ 96.8 million or 5.5% compared to 2016, which was R $ 1,764.8 million. The economic crisis in Argentina is still strongly challenging, negatively impacting volumes in the region. In addition, the effects of Operation Weak Meat also impacted mainly the region of Mexico. A mix of products with lower added value also had a significant impact on revenue for the period.

Cost of Goods Sold

In 2017, the cost of product sold totaled R $ 26,565.3 million, registering an increase of 1.4%, or R $ 358.9 million, compared to 2016, which was R $ 26,206.4 million. Even with an improvement in the price of corn and soybean meal, costs showed a small increase that can be related in part to the life cycle of the animals and to Inventory in the chain that do not reflect the reduction in prices simultaneously. In relation to NOR (net operating revenue), the share of costs of Goods Sold was 78.8%, compared to 77.7% in 2016, showing a small increase in gross margin.

Gross profit

In 2017, gross profit totaled R $ 6,904.0 million, registering a reduction of 8.3%, or R $ 622.4 million, compared to 2016, which was R $ 7,526.4 million. This reduction was caused by an increase in the discount due to the shelf life of the products (FIFO), which was above the historical average and an increase in the cost of storage and freight due to delays in shipping in the South.

Operating expenses

In 2017, operating expenses suffered little variation, with a small reduction of 4.3%, or R $ 241.0 million. In percentage terms, given the Company’s growth, operating expenses represented 15.8% of net revenue compared to 16.4% recorded in 2016. This small reduction was mainly due to the Company’s commitment to contain expenses such as improvement in logistical efficiency, optimization of organizational structures, lower expenses with internal actions and greater dilution of fixed expenses.

Other operating expenses, net

In 2017, the Company had a negative net result in this item equivalent to R $ 888.2 million, representing an increase of 349.8%, or R $ 690.7 million, compared to 2016. In 2017, the Company had non-recurring expenses, such as those resulting from Operation Carne Fraca, provisions from a public civil action in Uberlândia and Elebat’s provision resulting from the sale of assets to Lactalis (operation carried out in the 2nd quarter of 2015). In addition, the Company had a positive impact related to adherence to PERT (Special Tax Regularization Program).

Result of equity pick-up

In 2017, equity income totaled R $ 22.4 million, showing a small reduction of R $ 6.9 million or 23.6% compared to 2016, which was R $ 29.3 million. This stability was due to the fact that the Company’s investments have not undergone major changes.

Operating income

In 2017, the operating result reached R $ 736.1 million, a decrease of 59.4%, or R $ 1,079.1 million, compared to 2016, and the margin decreased from 5.4% in 2016 to 2.2% in 2017. This performance is mainly due to the increase in the cost of product sold and the growth in other operating expenses, net impacted by the non-recurring operating expenses in 2017.

Net Financial

In 2017, net financial expenses totaled R $ 2,081.6 million, representing a reduction of 2.4%, or R $ 51.1 million, compared to 2016, which was R $ 2,132.7 million. The main changes were net interest on indebtedness and / or investments, AVP (adjustment to present value) from customers and suppliers, exchange variation and other non-recurring items such as PERT adherence.

Net loss for the year

In 2017, the total loss was R $ 1,098.9 million, registering an increase of 199.1% compared to 2016.

Comparison of the positions of December 31, 2017 and December 31, 2016 of the balance equity accounts

(In thousands of R $, except when%)	12.31.17 (1)	AV. 12.31.17	12.31.16 (1)	AV. 31.12.16	% Change 2017 x 2016
CURRENT ASSETS

Cash and cash equivalents	6,010.8	13.3%	6,356.9	14.8%	-5.4%
Financial investments	228.4	0.5%	622.3	1.4%	-63.3%
Accounts receivable from customers	3.919	8.7%	3,085.1	7.2%	27.0%
Accounts Receivable	113.1	0.3%	149.0	0.3%	-24.1%
Interest on own capital receivable	6.2	0.0%	7.4	0.0%	16 ± 9
Inventory	4,948.2	10.9%	4,791.6	11.2%	3.3%
Biological assets	1,510.5	3.3%	1,644.9	3.8%	-8.2%
Tibutos to be recovered	728.9	1.6%	846.1	2.0%	13/9
Income tax and social contribution recoverable	499.3	1.1%	388.7	0.9%	28.5%
Assets held for sale	41.6	0.1%	26.1	0.1%	59.1%
Other financial assets	90.5	0.2%	198	0.5%	-54.3%
Restricted Cash	127.8	0.3%	218,3	0.5%	-41.4%
Other current assets	961 1	2.1%	559.2	1.3%	71.9%
Total current assets	19,185.5	42.4%	18,893.7	44.0%	1.5%
NON-CURRENT
Financial investments	568.8	1.3%	527.7	1.2%	7.8%
Accounts receivable from customers	6.3	0.0%	10.7	0.0%	-41.5%
Accounts Receivable	116.4	0.3%	186.5	0.4%	-37.6%
Taxes to be Recovered	2,418.2	5.3%	1,482.6	3.5%	63.1%
Income tax and social contribution recoverable	20.0	0.0%	36.0	0.1%	-44.5%
Deferred income taxes	1,369.4	3.0%	1,103.1	2.6%	24.1%
Judicial Deposit	688.9	1.5%	732.6	1.7%	-6.0%
Biological assets	903.7	2.0%	917.3	2.1%	-1.5%
Restricted Cash	407.8	0.9%	427.6	1.0%	-4.6%
Other non-current assets	87.2	0.2%	149.6	0.3%	-41.7%
Investments	68.2	0.2%	58.7	0.1%	16.2%
Property, plant and equipment	12,190.6	27.0%	11,746.2	27.4%	3.8%
Intangible	7,197.6	15.9%	6,672.6	15.5%	7.9%
Total non-current assets	26,043.0	57.6%	24,051.2	56.0%	8.3%
TOTAL ASSETS	45,228.5	100%	42,944.9	100%	5.3%

 (1)  Information extracted from the Consolidated Financial Statements of December 31, 2017 and 2016.

Current Assets

Current assets totaled R $ 19,185.5 on December 31, 2017 and R $ 18,893.7 million on December 31, 2016, representing an increase of R $ 291.8 million, or 1.5%. As of December 31, 2017, current assets represented 42.4% of total assets, compared to 44.0% in the previous year.

Cash and cash equivalents

The item cash and cash equivalents decreased by R $ 346.1 million, or 5.4%, from R $ 6,356.9 million on December 31, 2016 to R $ 6,010.8 million on December 31, 2017, being this reduction mainly due to the consumption of cash in its operations (mainly working capital) and investment activities.

Accounts receivable from customers

Accounts receivable from customers totaled R $ 3,919.0 million on December 31, 2017, showing an increase of R $ 833.9 million, or 27.0%, compared to December 31, 2016, which was R $ 3,085, 1 million. Part of this increase reflects the increase in sales made in the foreign market.

Inventory

Inventories went from R $ 4,791.6 million on December 31, 2016 to R $ 4,949.2 million on December 31, 2017, increasing by R $ 156.5 million, or 3.3%. The growth identified was due to the drop in year-end sales, not expected by the Company.

Non-current assets

Non-current assets totaled R $ 26,042.5 million on December 31, 2017 and R $ 24,051.2 million on December 31, 2016, an increase of R $ 1,991.3 million, or 8.3%. The growth was mainly due to financial investments, Taxes to be Recovered, deferred and intangible income taxes.

Financial investments

The item of financial investments incurred an increase compared to December 31, 2016, from R $ 527.7.0 million to R $ 568.8 million on December 31, 2017, that is, an increase of R $ 41.1 million, or 7.8%. This difference reflects the Company’s strategy to make the most efficient use of available resources.

Taxes to be Recovered

The Taxes to be Recovered item increased compared to December 31, 2016, from R $ 1,518.6 million to R $ 2,438.2 million on December 31, 2017, an increase of R $ 919.6 million, or 60.6%. This change is mainly due to credits related to the adhesion of the Special Tax Regularization Program (PERT) in the second half of 2017.

Deferred income taxes

Deferred income taxes increased by R $ 266.2 million, or 24.1%, from R $ 1,103.1 million on December 31, 2016 to R $ 1,369.4 million on December 31, 2017. The increase is due to the recognition of deferred tax assets on the tax loss for the period.

Intangible

The intangible item increased R $ 529.9 million, or 7.9%, from R $ 6,672.6 million on December 31, 2016 to R $ 7,202.4 million on December 31, 2017. The increase was caused by the acquisition of Banvit in the 2nd quarter of 2017.

(In thousands of R $, except when%)	12.31.17 (1)	AV. 12.31.17	12.31.16 (1)	AV. 31.12.16	% Change 2017 x 2016
CURRENT LIABILITIES
Loans and financing	5,031.4	11.1%	3,245	7.6%	19.0%
Suppliers	6,445.5	14.3%	5,839.8	13.6%	10.4%
Supply chain finance	715.2	1.6%	1,335.6	3.1%	-46.5%
Wages and social obligations	668.6	1.5%	610.8	1.4%	9.5%
Tax Liabilities	426	0.9%	319.6	0.7%	33.3%
Interest on the stockholders' equity payable	1.9	0.0%	2.3	0.0%	16 ± 9
Participation of managers and employees	95.9	0.2%	5.1	0.0%	1777.4%
Other financial liabilities	299.5	0.7%	529.6	1.2%	-43.4%
Provision for tax, civil and labor risks	536.1	1.2%	276.2	0.6%	94.1%
EMPLOYEE BENEFIT PLANS	85.2	0.2%	76.7	0.2%	11.1%
Other current liabilities	602.6	1.3%	399.7	0.9%	50.8%
Total current liabilities	14,907.9	33%	12,640.4	29.4%	8.7%
NON-CURRENT
Loans and financing	15.413	34.1%	15,717.4	36.6%	-1.9%
Tax Liabilities	171.2	0.4%	13,1	0.0%	1211.7%
Provision for tax, civil and labor risks	1,237.1	2.7%	1,107.7	2.6%	11.7%
Deferred income taxes	155.3	0.3%	156.2	0.4%	-0.6%
EMPLOYEE BENEFIT PLANS	309.6	0.7%	253.4	0.6%	22.2%
Other non-current liabilities	1,321.6	2.9%	837.5	2.0%	57.8%
Total non-current liabilities	18,607.8	41.1%	18,085.2	42.1%	2.9%
NET EQUITY
Share capital	12,460.5	27.6%	12,460.5	29,0%	0.0%
Capital reserves	115.1	0.3%	41.0	0.1%	180.7%
Profit reserves	101.4	0.2%	1,350.7	3.1%	-92.5%
Treasury stock	(71.5)	-0.2%	(721.9)	-1.7%	-90.1%
Other comprehensive income	(1,405.2)	-3.1%	(1,290.3)	-3.0%	8.9%
Controlling shareholders’ equity	11,200.2	24.8%	11,840.0	27.6%	-5.4%
Non-controlling equity interests	512.6	1.1%	379.4	0.9%	35.1%
Total owners' equity	11,712.8	25.9%	12,219.4	28.5%	-4.1%
TOTAL LIABILITIES AND NET EQUITY	45,228.5	100.0%	42,944.9	100.0%	5.3%

 (1)  Information extracted from the Consolidated Financial Statements of December 31, 2017 and 2016.

Current liabilities

Current liabilities totaled R $ 14,907.9 million on December 31, 2017 and R $ 12,640.4 million on December 31, 2016, an increase of R $ 2,267.5 million, or 17.9%, which is mainly related to the balance of loans and financing and suppliers. The share of current liabilities over total liabilities was 33.0% on December 31, 2017 and 29.4% in the previous period.

Suppliers

The item of suppliers totaled R $ 6,445.5 million on December 31, 2017, while in 2016 the balance was R $ 5,839.8 million on December 31, an increase of 10.4%, or R $ 605.6 million. This variation is mainly due to the strategy adopted by the Company to extend payment terms with its suppliers.

Supply chain finance

The Company carried out risk transactions with top-tier financial institutions in order to extend the payment terms for part of its purchases of raw materials, machinery and equipment and supplies from suppliers in the domestic and foreign markets. For the year ended December 31, 2017, the item risk drawn from suppliers had a total amount of R $ 715.2 million while for the year ended December 31, 2016 the amount determined was R $ 1,335.6 million, showing a reduction R $ 620.4 million or 46.5% in the comparative period.

Current Loans and Financing

Short-term debt, including current portion of long-term debt with financial institutions, totaled R $ 5,031.4 million on December 31, 2017 against R $ 3,245.0 million on December 31, 2016, an increase of R $ 1,786.3 million, or 55.0%.

Non-current liabilities

Non-current liabilities totaled R $ 18,607.8 million on December 31, 2017 and R $ 18,085.2 million on December 31, 2016, an increase of R $ 522.7 million, or 2.9%. This increase was mainly due to the variation in the caption of other non-current liabilities.

Loans and Financing (non-current)

The Company’s long-term debt to financial institutions amounted to R $ 15,413.0 million on December 31, 2017 and R $ 15,717.4 million on December 31, 2016, a reduction of R $ 304.3 million, or 1.9%. The balance remained stable, varying only by the usual movements of this item.

Shareholders´ equity

The shareholders’ equity as of December 31, 2017 was R $ 11,712.4 million, while at the end of the previous year it was R $ 12,219.4 million. There was a reduction of R $ 507.0 million, or 4.1%, mainly due to the absorption of the loss for the period made through the balance of the profit reserve and related to the cancellation of treasury shares.

Comparison of Cash Flow positions as of December 31, 2019 and 2018, respectively

The following table presents certain consolidated cash flow information for the periods indicated:

	Year ended 31st December
	2019	2018
Cash Flow	(In thousands of Brazilian Reais)
Net cash provided by operating activities	2,521,230	295,685
Net cash provided by (used in) investing activities	1,443,106	(1,415,879)
Net cash provided by (used in) investing activities	(4,817,102)	73,924
Exchange variation effect on cash and cash equivalents	54,540	71,452
Increase (decrease) in net cash and cash equivalents	(798,226)	(974,818)

Cash Flows Provided by (Used in) Operating Activities

The Company recorded net cash flows generated from operating activities of R $ 295.7 million in 2018, compared to cash flows generated from operating activities of R $ 649.4 million in 2017. The decrease of R $ 353.7 million is mainly due to an increase in net loss to R $ 2,114.5 million in the year ended December 31, 2018 (compared to a net loss of R $ 966.8 million in the year ended December 31, 2018) December 2017), adjusted by the effects of inflows that do not affect cash of R $ 4,425.2 million in the year ended December 31, 2018 (compared to the effects of inflows that do not affect cash of R $ 3,752.6 million in the year ended as of December 31, 2017), mainly related to the financial result of R $ 2,241.5 million, partially offset by R $ 340.1 million of deferred income tax.

Cash Flows Provided by (Used in) Investing Activities

The Company invested R $ 1,415.9 million in investment activities in 2018, compared to R $ 2,134.5 million in 2017, an increase of R $ 718.6 million, mainly because the Company did not use any cash in business combinations in 2018.

Cash Flows Provided by (Used in) Financing Activities

The Company recorded cash flows generated by financing activities of R $ 73.9 million in 2018, compared to cash flows generated by financing activities of R $ 1,057.1 million in 2017, mainly due to the amount of debt issued in 2018, which was R $ 276.1 million net of payments, compared to R $ 687.7 million in 2017, in addition to the sale of treasury shares in the amount of R $ 509.9 million in 2017.

Comparison of Cash Flow positions as of December 31, 2018 and 2017, respectively

The following table presents certain consolidated cash flow information for the periods indicated:

	Year ended 31st December
	2018	2017
Cash flow	(in millions of Brazilian Reais)
Net cash generated by operating activities	295.7	649.4
Net cash used in investment activities	(1,415.9)	(2,134.5)
Net cash from financing activities	73,9	1,057.1
Exchange variation effect on cash and cash equivalents	71.5	81.9
Increase (decrease) in net cash and cash equivalents	(974.8)	(346.1)

Cash Flows Provided By (Used In) Operating Activities

The Company recorded net cash flows generated in continued operating activities of R $ 428.4 million in 2018, compared to cash flows generated in continued operating activities of R $ 669.8 million in 2017. The decrease of R $ 241.4 million is mainly due to an increase in net loss to R $ 2,114.5 million in the year ended December 31, 2018 (compared to a net loss of R $ 966.8 million in the year ended December 31, 2018) December 2017), adjusted by the effects of inflows that do not affect cash of R $ 4,425.2 million in the year ended December 31, 2018 (compared to the effects of inflows that do not affect cash of R $ 3,752.6 million in the year ended as of December 31, 2017), mainly related to the financial result of R $ 2,241.5 million, partially offset by R $ 340.1 million of deferred income tax.

The Company recorded net cash flows from discontinued operating activities of R $ 132.7 million in 2018, compared to cash flows from discontinued operating activities of R $ 20.4 million in 2017, resulting in net cash flows generated from operating activities. consolidated (continued and discontinued) of R $ 295.7 million in 2018, compared to net cash flows generated from consolidated operating activities (continued and discontinued) of R $ 649.4 million in 2017.

Cash Flows Provided by (Used in) Investing Activities

The Company invested R $ 1,326.7 million of cash in continued investment activities in 2018, compared to R $ 2,050.4 million in 2017, a reduction of R $ 723.7 million, mainly because the Company did not use any cash in business combinations. in 2018. In 2018, cash invested in investment activities consisted mainly of R $ 578.0 million in capital expenditure on Property, plant and equipment, R $ 845.3 million in the acquisition and formation of breeding stock and R $ 249.4 million in restricted cash. The Company recorded net cash flows invested in discontinued investment activities of R $ 89.2 million in 2018, compared to cash flows invested in discontinued investment activities of R $ 84.1 million in 2017, resulting in net cash flows invested in consolidated investment activities (continued and discontinued) of R $ 1,415.9 million in 2018, compared to net cash flows invested in consolidated investment activities (continued and discontinued) of R $ 2,134.5 million in 2017.

Cash Flows Generated in Financing Activities

The Company recorded cash flows generated by continued financing activities of R $ 173.7 million in 2018, compared to cash flows generated by continued financing activities of R $ 1,047.7 million in 2017. In 2018, the Company received funds from the issuance of debt securities in the amount of R $ 6,500.1 million, which was partially offset by the amortization of debt in the amount of R $ 6,224.0 million. The Company recorded net cash flows from discontinued financing activities of R $ 99.8 million in 2018, compared to net cash flows from discontinued financing activities of R $ 9.4 million in 2017, resulting in net cash flows generated in consolidated financing activities (continued and discontinued) of R $ 73.9 million in 2018, compared to net cash flows generated in consolidated financing activities (continued and discontinued) of R $ 1,057.1 million in 2017.

Comparison of Cash Flow positions as of December 31, 2017 and 2016, respectively

	Year ended 31st December
	2017	2016
Cash flow	(in millions of Brazilian Reais)
Net cash generated by operating activities	652.8	1,821.1
Net cash used in investment activities	2.288	(4,159.9)
Net cash from financing activities	1,207.1	3,720.7
Exchange variation effect on cash and cash equivalents	81.9	(387.9)
Increase (decrease) in net cash and cash equivalents	(346.2)	994

Cash Flows Provided by (Used in) Operating Activities

We recorded net Cash Flows Provided by (Used in) Operating Activities  of R $ 652.7 million in 2017, compared to Cash Flows Provided by (Used in) Operating Activities  of R $ 1,821.2 million in 2016. The decrease of R $ 1,168.5 million is mainly due to: (i) increase in net loss to R $ 1,125.6 million in the year ended December 31, 2017 (compared to a net loss of R $ 372.4 million in the year ended as of December 31, 2016) adjusted for the effects of non-cash inflows of R $ 3,883.4 million for the year ended on December 31, 2017 (compared to effects of non-cash inflows of R $ 1,581.2 million for the year ended as of December 31, 2016), mainly with respect to foreign exchange variations and interest of R $ 1,561.1 million partially offset by R $ 449.8 million outflow of non-cash flow from the Special Tax Adjustment Program (PERT) and (ii) the fact that the cash flows provided by changes in operating assets and liabilities were lower in 2017, with a total cash outflow of R $ 2,105.1 million in the year ended December 31, 2017 compared to the inflow cash flow of R $ 567.4 million for the year ended December 31, 2016.

Cash Flows Provided by (Used in) Investing Activities

We used R $ 2,288.0 million in cash in investment activities in 2017, compared to R $ 4,159.9 million in 2016, a reduction of R $ 1,871.9 million, mainly as a result of the lower use of cash in business combinations in 2017 (reduction R $ 1,752.0 million). In 2017, our cash used in investing activities consisted mainly of R $ 1,119.7 million in business acquisitions, net of cash, mainly in relation to the acquisition of Banvit in the amount of R $ 1,034.1 million, R $ 887.0 million in expenses capital in property, units and equipment, R $ 713.2 million for cattle acquisition and reproduction and R $ 74.7 million in restricted cash.

Cash Flows Generated in Financing Activities

We recorded cash flows provided for financing activities of R $ 1,207.1 million in 2017, compared to cash flows provided for financing activities of R $ 3,720.7 million in 2016. In 2017, we received funds from the debt issue in the amount of R $ 9,698.4 million, partially offset by the payment of debts in the amount of R $ 9,001.2 million. We also received funds from the sale of treasury shares in the amount of R $ 509.9 million to accelerate the reduction in our financial leverage ratios.

10.2 Operating and Financial Income

The following information was evaluated and commented on by the Company’s Officers:

a. Results of the issuer’s operations

i. description of any important components of revenue

The following is a breakdown of our Goods Sold in Brazil and to international customers:

•         Meat products  consisting of meat  in natura  chilled and / or frozen, which we define as whole and cut chicken, pork and beef cuts;

•         Processed Food Products,  including the following:

o   Whole and cut chickens, frozen, marinated (sold under the brand name  Chester  ®  ) and turkeys;

o   Specialty meats, such as sausages, ham products, bologna, sausages  frankfurter,  salami, bacon and other smoked products; and

o   Frozen processed meats, such as hamburgers,  steaks  , breaded, kibes and meatballs;

•         Other Processed Products  ,  including the following:

o   Margarine; and

o   Main dishes prepared frozen, such as lasagna, pizzas and desserts, as well as other frozen foods; and

•         Others  , consisting of soy bran, refined soy flour and animal feed.

Before the divestments made under the Operational and Financial Restructuring Plan, released in June 2018, other processed products included mayonnaise, mustard and ketchup.

The charts below show the Company’s revenue in 2019 divided into products and business units:

ii. Factors that materially affect operating results

The Company’s operating results, financial condition and liquidity have been and will continue to be influenced by a wide range of factors, including:

•                 Economic conditions in Brazil and abroad;

•                 The effect of trade barriers and other import restrictions;

•                 Concerns related to Covid-19, ASF, avian influenza and other diseases of human and animal origin;

•                 The sensitivity of the domestic market to changes in global demand, including the effect of the actions of the main Brazilian competitors and temporary increases in the supply of producers in other countries;

•                 Changes in prices of  commodities  ;

•                 Fluctuations in the exchange rate and inflation;

•                 Interest rates

•                 Freight costs

Seasonal factors and volatility that affect both raw material prices and sales prices may materially affect the Company’s results.

The Company’s production cost is mainly dependent on the price and supply of corn and soybean meal. Among other raw materials, there are soybeans, pork and beef, for example. The sale prices of the Company’s products are determined by constant changes in supply and demand that may fluctuate significantly, in addition to other external factors that the Company is unable to control, such as fluctuations in the levels of global domestic production of poultry, pork and beef , changes in environmental regulations, changes in the economic situation, climatic conditions, diseases in animals and crops and costs linked to exchange rates. Additionally, the prices of the main raw materials, including corn, soybean meal and soybeans (in grain), are being affected by the trade dispute between the USA and China. There is no certainty about the resolution horizon, as well as the long-term effects on global economic and political conditions. Any change in the price or availability of raw materials necessary for the production of our products caused by these or other factors may impact the Company.

The economic sector in which the Company operates is also characterized by cyclical periods, where prices and profitability fluctuate due to levels of supply and demand. There is no certainty that the Company will be able to adapt adequately to cyclical periods or volatility, as they may have adverse effects on our operations or financial results.

Natural disasters, pandemics or extreme climatic variations, including floods, excessive heat or cold, hurricanes or other storms, as well as any interruption in our plants that require the temporary relocation of functions to other facilities can impair the growth and health of live animals or interfere in our operations due to power outages, damage to our production and processing facilities or interruption of channels or information systems. The outbreak of COVID-19 (“Coronavirus”), Which originated in China in late 2019 and was declared a global pandemic by the World Health Organization on March 11, 2020, could adversely affect the Company’s business and operations, including the extent to which estimated deliveries of products may be made. substantially delayed either as a result of the further spread of the virus or as a result of preventive measures implemented by governments or companies to limit its spread. In addition, the Company’s operations include global production and distribution facilities and, in the event of a Coronavirus outbreak at its facilities or in the communities where the Company operates and distributes its products, their distribution, operation, employees, suppliers, consumers and distribution channels may be severely affected. The referred pandemic could also have an adverse impact on consumer demand, commodity prices, the economy and financial markets in several countries, resulting in an economic slowdown that could affect the demand for the Company’s products and cause a material adverse effect on the result of its operations.

Below, we present more details on these factors:

World and Brazilian economic situation

The National Monetary Council set the inflation target in Brazil at 4.25% for 2019, with a possible variation of 1.5 percentage points up or down. The inflation rate, which was below the target at 2.95% and 3.75% in 2017 and 2018, respectively, increased to 4.31% in 2019. Price increases generally reduce consumers’ purchasing power, especially among the lower income classes and end up limiting consumption.

The Brazilian labor market registered an average unemployment rate of 11.8% in 2019, according to the IBGE’s National Household Sample Survey (“PNAD”), which represents a slight deterioration when compared to 11.6% in 2018. In addition, after rising to 93.0 points in 2018, Brazilian consumer confidence dropped to 91.6 points in December 2019, according to a Consumption Survey by the Getúlio Vargas Foundation (FGV).

Brazil’s real GDP increased at an average annual rate of 2.3% from 2004 to 2019. After increasing 0.5% in 2014, Brazilian GDP decreased by 3.5% for two consecutive years, in 2015 and in 2016. Reacting to this weak economic situation, the Central Bank reduced the SELIC rate, the basic short-term interest rate. Overall, the long-term trend in interest rates continues to decline, from 17.8% on December 31, 2004 to 4.0% on December 31, 2019. In 2019, GDP grew 1.1% compared to 2018.

The real depreciated 4.0% against the US dollar in 2019, from R $ 3.87 for US $ 1.00 in 2018 to R $ 4.03 for US $ 1.00 in 2019.

Tariff barriers and other barriers (classic form and from commercial defense processes)

Global demand for Brazilian poultry and pork products is significantly affected by trade barriers, including: (i) tariff barriers, or high import tariffs that protect certain domestic markets; (ii) non-tariff barriers, mainly import quotas, sanitary barriers (which are the most common type of barriers faced by the meat industry) and religious / technical barriers. In addition, some countries employ subsidies for production and exports, which tend to distort international trade and interfere with the Company’s business. We continuously monitor trade barriers and other import restrictions in the chicken, pork and beef markets around the world directly or from specialized consulting firms, as these restrictions significantly affect the demand for our products and the level of our exports.

The European Union (since 2007), Russia (since 2012) and Mexico (since 2013) protect their local meat industries by applying import quotas and charging (sometimes prohibitive) tariffs for volumes exported outside the EU. determined quota.

In September 2013, South Africa increased import tariffs for chicken products from all countries except the European Union (due to a free trade agreement between them that establishes zero tariffs for poultry products) . Tariffs increased to 82% for whole chicken, 12% for boneless cuts and 37% for bone cuts. New tariffs are being considered by the South African government.

In December 2016, Saudi Arabia increased import tariffs for products derived from chicken from 5% to 20%.

In August 2017, the Chinese government initiated an investigation into practices  anti-dumping  in Brazilian exports of whole chicken and in parts, including BRF exports. In a preliminary determination in June 2018, Chinese authorities imposed a provisional application of import tariffs on Brazilian chicken. The investigation ended in February 2019 and Brazilian exporters agreed to accept a minimum selling price to China.

In August 2018, Iraq decided to apply an extra tariff on imports, increasing the tariff on chicken products from 10% to 60%.

Non-tariff barriers

Import Quotas

In 2005, Brazil obtained a favorable result in a panel against the European Union at the WTO in relation to the reclassification (and increase in the tariff) of exports of salted chicken breast meat. In return, the European Union introduced quotas for imports of certain tariff codes, notably for salted chicken breast, marinated turkey breast and processed chicken, and in July 2007, Brazil was granted a majority of these quotas.

Russia, since 2003, has used quotas to control its imports of pork, beef and poultry. As part of the negotiations to join the World Trade Organization (“  WTO  ”), From 1 January 2020, Russia has abolished the quota of Pork. Currently, any company can import pork by paying a fixed import tariff of 25%.

The following quotas are applied to chicken imports: an intracota tariff of 25% and an extracota of 80%. The total volume of quotas is 364 thousand tons divided into 100 thousand tons of boneless cuts, in which 80 thousand tons are allocated to the European Union and 20 thousand tons to other countries; 250 thousand tons of bone-in meat, without geographic discrimination; and for turkeys, 14,000 tons of boneless and / or bone-in meat, without geographic discrimination. However, not all codes can be imported within quotas, e.g. grillers and whole boneless chickens (shawarma) are subject to an 80% tax according to Russia’s internal customs regulations.

For cattle, the quotas applied for imports are: 15% intra-quota tariffs and 50% extra-quota tariffs. Quotas for chilled meat - 40 thousand tons, of which 29 thousand tons are for the EU and 11 thousand for the other countries. Quotas for frozen meat - 530 thousand tons, of which 60 thousand were allocated to the European Union, 60 thousand to the USA, 3 thousand to Costa Rica and 407 thousand tons to other countries.

In December 2017, Mexico renewed its import quota for chicken meat of 300 thousand tons until 2019, and in October of that year it expired.

Sanitary barriers

Despite progress in negotiations, several important markets (in spite of progress in negotiations for trade opening) are not yet open for Brazilian meat products due to sanitary barriers. These are the cases of the European Union and Colombia for pork; and Taiwan and Panama for chicken.

As a result of Operation Cheat, on March 5, 2018, we received from the Ministry of Agriculture, Environment and Supply (“MAPA”) a notification that immediately suspended exports of plants from Rio Verde / GO, Carambei / PR and Mineiros / GO to 13 countries that had specific health requirements related to the control of  Salmonella spp  . MAPA temporarily suspended exports of ten other BRF plants to the European Union on March 15, 2018, but revoked that suspension on April 18, 2018. On May 14, 2018, the European Union issued a decision to remove 12 of our plants from Brazil from the list that enabled the import of animal products to European Union countries. The European Union usually has more stringent requirements related to Salmonella levels and other food safety standards compared to Brazil and the markets in which we operate.

Given the ban on imports of our plants, we are no longer able to sell our products produced in embargoed plants to the European Union and we have to redirect our production capacity to other markets, which can operate with different levels of prices and margins.

Technical barriers

In the short term, we have to respond quickly to any imposition of any new restrictions, including temporary health restrictions by redirecting to other markets or changing product specifications, in order to meet new requirements to minimize the effects of our net exports . In the long run, these restrictions may affect the growth rate of our business.

In January 2018, Saudi Arabia instituted the requirement for  non-stunning  for the animal slaughter process. Saudi Arabia considered that the slaughter practices of Brazilian companies violated Halal principles, due to the use of an electric shock to stun birds. BRF and other Brazilian companies, for this reason, needed to migrate their production processes to slaughter  non-stunning  so that they could supply the Saudi market. We incur, and expect to incur, additional costs related to these requests for export to Saudi Arabia. In January 2019, the Saudi Arabian health authority published a report qualifying 25 Brazilian establishments as chicken meat exporters to that country. BRF now has eight of the twenty-five plants authorized to export chicken meat to Saudi Arabia, and one of the plants that BRF exported (Lajeado / RS / SIF 1449) is not on the new list. However, the eight qualified plants have sufficient capacity to meet the demand in that market. Although we continue to redirect chicken production to Saudi Arabia to enabled factories without significant disruptive changes in shipments to this market, these changes may result in reduced revenues and increased expenses.

Consequences of outbreaks and / or cases of animal diseases of economic and public health interest

Avian Influenza (Avian Influenza, IA)

Avian influenza has attracted the attention of the international community over the years, with outbreaks in poultry, having serious consequences, both in subsistence and in international trade in many countries. In addition, although most avian influenza viruses do not infect humans, some, such as H5N1 and H7N9 avian influenza, are well known to the public due to their implication in serious and sometimes fatal infections in people.

The demand for Company products can be significantly affected by outbreaks of diseases in animals, such as avian influenza. If a significant number of new cases of avian influenza occur in humans, even if it is not in any of its markets, the demand for its poultry products both inside and outside Brazil may be negatively affected and the extent of the effect for the Company will not be affected. can be predicted. Even isolated cases of avian influenza in humans can negatively impact their business due to public sensitivity to the disease.

Brazil has not yet had a documented case of bird flu, although there are concerns that an outbreak of bird flu may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to the necessary disposal of the Company’s poultry crops, which would result in decreased sales in the poultry sector, prevent the recovery of costs incurred in the creation or purchase of birds and would result in additional expenses for disposal of birds. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of its products to the main export markets. Preventive measures adopted by the Brazilian authorities, if any, may not be effective in preventing the spread of avian influenza in Brazil. In addition, any future significant outbreak of avian influenza in Brazil could lead to pressure for the disposal of Pork, even though no link between cases of influenza and pork consumption is proven. Any such disposal of swine by the Company of this nature would result in reduced sales of pork, prevent the recovery of costs incurred in the creation or purchase of swine and would result in additional expenses for the disposal of swine. Accordingly, any spread of avian influenza or increased concerns about this disease can have a substantial and adverse effect on the Company.

Other animal diseases

Likewise, demand in the Company’s export markets may be influenced by other illnesses. For example, pork imports from most Brazilian states were banned from Russia from 2005 to 2007, due to cases of foot-and-mouth disease in the states of Mato Grosso do Sul and Paraná. We do not raise Pork in the states of Mato Grosso do Sul and Paraná. However, the ban affected Brazilian imports to Russia in general and, at the time, required the Company to transfer pig production to the Russian market to Rio Grande do Sul, the only Brazilian state that was not subject to the ban, until Russia lifted import restrictions from eight other Brazilian states in December 2007.

More recently, a viral disease called swine epidemic diarrhea has been diagnosed in North America and Asia. The main clinical signs are enteric symptoms, short stature and high mortality. In these regions, the disease was responsible for a significant reduction of animals in the process of termination and a consequent increase in prices due to the reduction in supply. There is still no vaccination to prevent the disease, but biosafety and management procedures can reduce its impacts.

Outbreaks of African Swine Fever have been reported since August 2018. The Chinese market changed its purchases as a result of these outbreaks. As a result, our volumes of pork cuts sold to China have increased. As a result of the outbreaks of African Swine Flu in China, MAPA suspended the importation of natural pork gut from China. This measure was preventive and has already been suspended.

In 2019, the most recent case of Classical Swine Flu (“GSC”) was confirmed in the Brazilian state of Alagoas. Although the region is not recognized as GSC free, the Brazilian government has taken action to curb the outbreak. No trade embargo was reported as a result of this outbreak.

Effect of export market demand on the domestic market

Fluctuations in demand for poultry, pork and beef products in our export markets generally affect the prices for supply and sale of these products in the Brazilian market. Brazilian exporters generally redirect products from the international market to the domestic market, increasing the supply of these products domestically and, often, negatively affecting the sale price. Consequently, this affects our net sales in the domestic market.

For example, in 2017, Russia embargoed pork imports from Brazil, alleging the presence of ractopamine in the animals’ feed. As a result, almost 259.4 thousand tons per year had to be redirected to other markets, which ended up generating excess supply in the domestic market and contributed to the decrease in the price of pork carcass in 2018.

In August 2017, the Chinese government initiated an investigation into  anti-dumping  regarding Brazilian exports of whole chicken and chicken cuts, including BRF exports. In the preliminary determination released in June 2018, Chinese authorities imposed provisional import taxes on poultry products imported from Brazil. The investigation ended in February 2019 and Brazilian exporters agreed to certain minimum export prices on sales to China.

In addition, in April 2018, Saudi Arabia instituted a requirement that animals not be stunned in the slaughter process. Saudi Arabia claimed that Brazilian companies’ chicken slaughtering practices violated halal practices due to the use of electric shock to stun birds. BRF and other Brazilian companies were then forced to migrate their production processes to slaughterhouses that do not use stunning animal practices to be able to supply the Saudi market.

In 2019, Chinese demand for imported proteins grew significantly due to African Swine Fever, a deadly virus that drastically reduced the local supply of pork and, consequently, increased the local and global protein price. In 2019, China enabled 9 chicken plants, six pig plants and twenty-two Brazilian cattle plants to improve import volume and reduce its protein deficit.

The Company monitors the actions of its national competitors, since they are also impacted by changes in the foreign market and can redirect their products to the domestic or foreign market. In addition, it monitors fluctuations in supply generated by producers in China, the USA, the European Union and other regions, as increased production in these markets may lead to greater supply in other countries.

Shipping cost

The cost of transporting the Company’s products throughout its domestic distribution network and to its customers abroad is significant, being affected by fluctuations in the price of oil. In 2019, 2018 and 2017, freight costs represented approximately 5.0%, 5.5% and 5.0% of net revenues from continuing operations. The Company sends its export products by ships and, in the great majority, through CFR (  cost and freight  ) or DDP (  delivered duty paid  ), which require it to pay for freight and insurance costs. In 2019, transportation companies included the adjustment factor of  bunker  (the fuel used by ships) in their agreements due to uncertainty about future fuels as a result of political instability in the Middle East. In 2019, shipping companies also began to prepare for the implementation of the International Maritime Organization’s (or “IMO”) low-sulfur regulations, which took effect on January 1, 2020. As a result of the new regulation, the Company’s freight levels increased approximately between 10% and 12%, due to the higher cost of  bunker  VLSFO, which creates lower sulfur emissions compared to the IFO bunker. The new IMO regulation is expected to affect all players in the maritime sector.

Global demand for proteins is also expected to push freight levels and restrict container availability due to African Swine Fever in China, especially on sea routes with restricted capacities, such as from South America to Asia. Due to the uncertainty of the size of the growth in global demand and the need for bilateral agreements between producing countries and China, the Company is currently unable to estimate the possible effects on freight levels.

For information on the impact of  commodities  and the effects of changes in the exchange rate, inflation and interest rates on the Company’s revenue, see item 10.2.c below.

b.         Revenue variations due to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services:

The information for this item is provided in item 10.2.c below.

c.         Impact of inflation, changes in prices of key inputs and products, exchange and interest rates on operating results and financial results of the issuer, where relevant

Commodity prices

Several of the Company’s raw materials are  commodities  whose prices fluctuate constantly in response to market forces of supply and demand. The Company purchases large quantities of soybean meal, soybeans (grain) and corn, used substantially in the production of all its own animal feed. For the most part, prices of  commodities  that the Company purchases are expressed in reais. Although input costs are denominated in reais,  prices of  commodities  tend to follow international prices and are influenced by fluctuations in exchange rates. Purchases of corn, soy meal and soy represented approximately 28.1% of the Company’s cost of sales in 2019, compared to 24.8% in 2018 Although Compa  company produces most of the pig herd it uses in its pork products, the Company also bought Pork on the spot market in 2019 (2.8% of the total pig slaughter)

In addition, the selling prices of many of their products, including all of their products for the international market, are highly sensitive to the market price of these products.  commodities  and fluctuate with that price. In 2019, the average corn price in Brazil was 5.8% lower than 2018. In addition, the price of corn in December 2019 was 19.9% higher than 2018. In 2019,  the average price of soybean meal in Brazil was 8.9% lower than the average price in 2018  . Comparing December 2019 to December 2018, the price of soybean meal in Brazil was 5.9% higher. The effect of the fall or increase in raw material prices on the Company’s gross margin is greater with respect to products of a nature more similar to  fresh products than for products with higher added value.

The Company’s ability to pass on increases in the price of raw materials at its selling prices is limited by the prevailing prices of Goods Sold in its domestic and international markets, especially for fresh products.

Effects of exchange rate variations and inflation

The table below shows, in the periods indicated, the fluctuation of the real against the US dollar, the average daily and period-end exchange rates and Brazilian inflation measured by the National Consumer Price Index (“  INPC  ”), Extended National Consumer Price Index (“  IPCA  ”) And General Market Price Index (“  IGP-M  ”).

	2019	2018	2017
Depreciation of the real against the U.S. dollar	4.02	17.14	1.50
Period-end exchange rate (US $ 1.00)	R $ 4.03	R $ 3.87	R $ 3.31
Average (daily) exchange rate ($ 1.00) (1)	R $ 3.95	R $ 3.66	R $ 3.19
Period-end Basic interest rate SELIC( (2)	4.50	6.50	7.00
Inflation (INPC) (3)	4.48%	3.43	2.07%
Inflation (IPCA) (4)	4,31	3.75	2.95%
Inflation (IGP-M) (5)	7.30	7.55	0.53

 Source  : IBGE, Fundação Getúlio Vargas and Central Bank of Brazil.

(1)     The (daily) average exchange rate is the sum of the daily exchange rates based on the PTAX 800 Option 5 transaction, divided by the number of business days in the period.

(2)     The SELIC (Special Custody Settlement System) interest rate is the main Brazilian reference interest rate.

(3)     INPC is published by IBGE and measures inflation for families with an income between one and eight minimum monthly wages in 11 metropolitan regions of Brazil

(4)     The IPCA is published by IBGE and measures inflation for families with an income between one and 40 minimum monthly wages in 11 metropolitan regions of Brazil

(5)     The IGP-M attributes different weights to the consumer, wholesale prices and construction prices. The IGP-M is published by Fundação Getúlio Vargas, a private foundation.

The Company’s operating results and financial situation are significantly affected by changes in the exchange rate of the real against the US dollar, the euro and the pound sterling. The Company’s sales in international markets are billed mainly in US dollars and, in Europe, in euros and pounds sterling, but its operating results are recorded in reais. The appreciation of the real against these currencies reduces the amount we receive in reais, thereby reducing the Company’s net sales related to international markets, the opposite being the case when the real depreciates in relation to other currencies.

The prices of soy meal and soy, important ingredients of the Company’s animal feed, are directly linked to the US dollar. The price of corn, another important feed ingredient, is also indexed, but at lower levels than soybean and soybean meal. In addition to soybean meal, soybeans and corn, the Company purchases from its suppliers located abroad sausage casings, mineral nutrients for feed, packaging and other raw materials, as well as equipment for use in its production units, which are paid in dollars or other foreign currencies. When the real depreciates against the dollar, the cost in reais of the Company’s raw materials and equipment tied to the United States currency increases, and such increases may have a negative and material impact on its operating results. On the other hand, the appreciation of the real has a positive effect on its costs since part of them are fixed in dollars, however this reduction does not immediately affect its operating results because of the length of its poultry and pork production cycle.

On December 31, 2019, the Company had debt obligations in foreign currency in the total amount of R $ 11,006.5 million, representing, on the date, 59.1% of its total consolidated debt. Despite managing a portion of its foreign exchange risks through derivatives and future cash flows from exports in US dollars and other foreign currencies, the Company’s foreign currency debt obligations are not fully protected. A sharp depreciation of the real against the dollar or other currencies would increase the amount in reais that would be required to meet the debt service requirements of its foreign currency obligations.

Historically, the Company’s operating results and financial situation have been affected by inflation rates in Brazil. The demand for its products in the domestic market is sensitive to consumer price inflation, as reflected in variations in INPC and IPCA, and the Company’s costs and expenses are mostly incurred in reais. Due to the fact that long-term contracts with suppliers and customers are not customary in the Company’s sector and prices are generally negotiated monthly or quarterly, increases in inflation have an immediate impact on its net sales and costs.

The IGP-M index is generally used to negotiate prices that the Company pays to its suppliers as a reference for inflation. In addition, the Company purchases electricity to operate its production units through long-term contracts that include periodic inflation adjustments in accordance with the IGP-M index.

In terms of personnel costs, wages are adjusted only once a year, based on collective agreements between employers ‘unions and workers’ unions. Generally, workers’ unions follow the INPC as a parameter for their negotiations.

Effects of interest rates

Our financial expenses are affected by movements in Brazilian and foreign interest rates. As of December 31, 2019, 36.6% of our total debt of R $ 18,602 million was (1) denominated in reais (or in  swap  interest rates indexed to Brazilian floating interest rates, such as the TJLP, the interest rate used in our financing agreements with the BNDES, or the CDI, the rate of the interbank deposit certificate applied to our credit agreements.  swap  exchange rate and some of our other debts denominated in reais, or IPCA or (2) denominated in dollars, indexed to a floating interest rate based on LIBOR. Any increase in the CDI, TJLP or LIBOR may have an adverse effect on our financial expenses and operating results.

The table below shows the average interest rates to which we were exposed in the following years:

	Average interest for the year ended December 31,
	2019	2018	2017
	(%)	(%)	(%)
TJLP	5.6	7.0	7.0
CDI	4.4	6.4	6.9
LIBOR six-month rate	1.9	2.9	1.8

10.3 - Events with significant, occurred and expected effects in the financial statements

The following information was evaluated and commented on by the Company’s Officers:

a.         introduction or disposal of operating segment

As a result of the operational and financial restructuring plan disclosed in the 2018 financial statements, throughout the year ended December 31, 19, the divestments of operations in Argentina, Europe and Thailand were concluded, as well as the Várzea Grande-MT unit. The details of the operations are shown below:

On 01.02.19, the sale of shares representing 91.89% of the previously controlled Quickfood SA was completed. On this date, Marfrig Global Foods SA (“Marfrig”) made the payment of the amount equivalent to R $ 211,835 (USD54,891) to BRF During the 3rd quarter of 2019, the parties agreed on the amount of the price adjustment for working capital, net debt and other contractual items, which generated a price reduction in the amount equivalent to R $ 20,544 (USD4,954).

On January 23, 19, the sale of real estate and equipment from the Várzea Grande-MT unit to Marfrig was concluded for the amount of R $ 100,000, with the amount of R $ 81,500, net of associated costs, being received. On April 1, 19, all conditions precedent were overcome and the acquirer took over the operations of the unit.

On February 4, 19, the sale transaction of Avex SA was completed, with the amount equivalent to R $ 82,736 (USD22,500) being received in cash and the equivalent to R $ 86,990 (USD22,324) will be received through the settlement of Avex SA liabilities with BRF.

On February 28, 19, the previously controlled Campo Austral SA concluded the sale of its plant located in the city of Florencio Varela, in Argentina, and of all related assets and liabilities, including the “Bocatti” and “Calchaquí” brands, to the Argentine company BOGS SA for the amount equivalent to R $ 95,036 (USD26,753), received in March 2019.

On March 11, 19, the Company concluded the sale of 100% of the shares issued by Campo Austral SA, to the Argentine company La Piamontesa de Averaldo Giacosa y Compañía SA for an amount equivalent to R $ 29,359.00 (USD 7,619), of which USD3 .619 were received in cash and USD4,000 will be paid in installments.

On 06/03/19, the Company concluded the sale of 100% of the shares held in certain companies located in Europe and Thailand to Tyson International Holding Co. for the amount equivalent to R $ 1,466,950 (USD377,043), received in full on the same date. During the 3rd quarter of 2019 the parties agreed on the amount of the price adjustment for working capital and net debt, which generated a price increase equivalent to R $ 21,083 (USD5,063).

In the last quarter of 2019, the Company evolved in the negotiations for the sale of its stake in the controlled entity FFM Further Processing Sdn. Bhd., Whose balances were reclassified to Assets for Sale. Upon reclassification, the investment was measured at the lower of the book value previously recorded and the net fair value of selling expenses. This measurement led to the recording of a reduction to the recoverable value of the investment in the amount of R $ 7,346, recorded in the caption Other Operating Expenses, in continuing operations. Negotiations are still ongoing.

INCOME STATEMENTS - DISCONTINUED OPERATIONS

					12.31.19
	Parent company				Consolidated
		Argentina Operations	Europe and Thailand operations		Total
(in thousands of R$)				Dairy (2)
NET REVENUE	4,816	80,843	1,090,409	-	1,171,252
Cost of the Goods Sold	(197)	(95,223)	(978,318)	-	(1,073,541)
Gross profit	4,619	(14,380)	112,091	-	97,711
OPERATIONAL INCOME (EXPENSES)
Sales	-	(11,389)	(38,321)	-	(49,710)
General and administrative	1.985	5,106	-33,883	-	(38,989)
Losses due to non-recoverability of assets	-	-	4,129	-	4,129
Other operating income (expenses), net	(125,690)	(27,397)	(39,608)	(96,486)	(163,490)
Equity method	(40,736)	-	(21)	-	(21)
REJECTION) BEFORE THE FINANCIAL RESULT	(163,792)	(58,272)	3,871	(96,486)	(158,628)
Financial expenses	-	(20,982)	8,800	-	29,782
Financial income	-	8.284	(10,134)	-	(1,850)
LOSS BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	(163,792)	(70,970)	(22,805)	(96,486)	(190,260)
Income tax and social contribution	97,750 m2	100,380	12,657	-	113,037
Net profit (loss)	(66,042)	29,410	(10,148)	(96,486)	(77,223)
Gain (loss) on the sale of investments and other comprehensive income	(838,586)	(905,339)	66,754	-	(838,586)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(904,628)	(875,929)	56,606	(96,486)	(915,809)
Attributable to:
Controlling shareholders	(904,628)	(875,929)	67,787	(96,486)	(904,628)
Non-controlling shareholders	-	-	11,181	-	11,181

				12.31.17
	Parent company			Consolidated
		Argentina Operations	Europe and Thailand operations	Total
NET INCOME	15,420	2,024,932	3,130,260	5,155,192
Cost of the Goods Sold	58,879	(1,845,924)	(2,602,265)	(4,448,189)
Gross profit	74,299	179,008	527,995	707,003
OPERATIONAL INCOME (EXPENSES)
Sales	-	(221,467)	(238,047)	(459,514)
General and administrative	10,052	(39,746)	(72,377)	(112,123)
Losses due to non-recoverability of assets	-	1,052	6,799	(7,851)
Other net operating expenses	23,300	(50,573)	(4,048)	(54,621)
Equity method	(182,274)	-	-	-
Profit (loss) before financial result	(141,327)	133,830	206,724	72,894
Financial expenses	-	(342,860)	65,637	(277,223)
Financial income	-	71,625	5,778	77,403
Profit (Loss) before income tax and social contribution	(141,327)	(405,065)	278,139	(126,926)
Current income tax and social contribution	-	(1,311)	(23,286)	(24,597)
Income tax and social contribution	-	4,030	15,404	19,434
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(141,327)	(402,346)	270,257	132,089
Attributable to:
Controlling shareholders	(141,327)	(389,480)	248,153	(141,327)
Non-controlling shareholders	-	(12,866)	22,104	9,238

(1)    The positive effect on revenue refers to the result of  hedge accounting  in sales for discontinued operations. The positive effect on cost refers to allocations of expenses with products destined to the markets for discontinued operations.

CASH FLOW STATEMENTS - DISCONTINUED OPERATIONS

(in thousands of R$)	Consolidated
DISCONTINUED OPERATIONAL ACTIVITIES	12.31.19	12.31.18
NET LOSS	(915,809)	(2,351,740)
Adjustments to reconcile net loss to cash generated

Depreciation and amortization	3,776	228,789
Depreciation and depletion of biological assets	9,700	27,248
Loss on disposal and write-offs of assets	5,598	8,629
Provision for tax, civil and labor risks	(493)	(66,968)
Equity method	21	-
Result from the sale of discontinued operations	757,256	-
Provision for losses on inventories	7,294	-
Reduction to recoverable value	81,329	2,476,152
Net financial results	31,631	(483,802)
Deferred income taxes	(116,883)	104,750
Monetary correction for hyperinflation	-	(426,535)
Other provisions	32,821	(17,388)
Cash flow from operating activities before working capital	(118,347)	(500,865)
Accounts receivable from customers	(133,233)	37,892
Inventory	59,135	71,670
Current biological assets	55	3,024
Suppliers	50,947	(269,404)
Supply chain finance	(28)	(374)
Cash generation from operating activities	(141,471)	(658,057)
Investments in securities measured at VJR (1)	6,472	(403,242)
Redemption of securities measured at VJR (1)	29,097	340,696
Payment of interest	-	29,815
Other Assets and Liabilities	9,612	617,719
Net cash generated (used) in operating activities	(109,234)	(132,699)
DISCONTINUED INVESTMENT ACTIVITIES
Purchase of Fixed Asset	14,350	(57,280)
Investments in non-current biological assets	(11,911)	(31,840)
Investments	-	(99)
Capital increase in subsidiary	-	-
Advance for the future capital increase	-	-
Receipt for sale of Property, plant and equipment and investment	1,874,955	-
Net cash used in investment activities	1,848,694	89,219
DISCONTINUED FINANCING ACTIVITIES
Borrowing of loans and financing	10,122	821,674
Payment of loans and financing	8,555	(921,492)
Net (applied) cash generated from discontinued financing activities	1,567	(99,818)
Net increase (decrease) in cash balance and cash equivalents	1,741,027	(321,736)

b.         constitution, acquisition or disposal of equity interest

On September 5, 19, the Company sold all the shares held in the jointly controlled entity SATS BRF Food PTE Ltd. to SATS Food Services PTE Ltd. for the amount equivalent to R $ 51,197 (SGD17,000).

c.         unusual events or operations

On April 30, 19, 750,000 Debentures with a nominal unit value of R $ 1,000.00 (one thousand reais) were subscribed, totaling the amount of R $ 750,000, being issued in 3 series as shown in the table below. Debentures are simple, not convertible into shares, unsecured and with restricted efforts. The public offering was closed on 6/28/19, when the total amount was received by the Company. Costs of R $ 4,868 were incurred for the issue, which will be recognized in the result over the term of the operations based on the effective interest method.

On September 24, 19, BRF made an offer abroad of senior notes in the amount of USD750,000, with the principal maturing on September 24, 1930 and an interest rate of 4.875% pa (  yield to maturity  5.00%) paid semi-annually. Costs of R $ 46,540 were incurred for the issue, which will be recognized in income over the term of the operations based on the effective interest method.

The Company substantially used the proceeds to settle and renegotiate other shorter-term debt, making a repurchase offer (  Tender Offer  ).

The premium paid on repurchases was R $ 92,053 and was recorded in the Financial Expenses item. Additionally, there was a write-off of R $ 25,575 in costs that had been deferred in proportion to the repurchased installments, also recorded in Financial Expenses.

10.4 - Significant changes in accounting practices - Provisions and emphasis on the auditor’s opinion

a.         Significant changes in accounting practices

In the financial years ended on December 31, 2019, December 31, 2018 and December 31, 2017, there were no significant changes in accounting practices issued by the Brazilian Securities and Exchange Commission (“  CVM  ”) And in the pronouncements and interpretations of the Accounting Pronouncements Committee (“  CPC  ”), Which are in line with international accounting standards (“   IFRS  ”) Issued by  International Accounting Standards Board  (“  IASB  ”), Except for the adoption of ICPC22 / IFRIC 23 - Uncertainty regarding the treatment of taxes on profit and CPC 06 (R2) / IFRS 16 - Leases on 01.01.2019 and the adoption of CPC 48 / IFRS 09 - Financial Instruments and CPC 47 / IFRS 15 - Revenue from Contract with Client on 01.01.2018. For these adopted standards, there was no restatement of comparative balances, so that the exercises presented in these Financial Statements have different practices.

b.         Significant effects of amendments in accounting practices

In the financial statements for the financial year ended December 31, 2019, with respect to the interpretation ICPC 22 / IFRIC 23, there was no record of impacts. With respect to CPC 06 (R2) / IFRS 16, there was a record of a right-of-use asset of R $ 2,397,743, a lease liability of R $ 2,391,456 and, the difference between the balances in the amount of R $ 6,287, which was caused by provisions for operating leases already recorded on 12.31.18, in shareholders’ equity. Such contracts were previously disclosed as an operating lease, according to the annual financial statements for the year ended 12.31.18.

In the financial statements for the financial year ended December 31, 2018, with respect to CPC 47 / IFRS 15, there was no record of impacts. With respect to CPC 48 / IFRS 09 - Financial Instruments, there was an increase in expected credit losses in accounts receivable and securities, against equity, in the amount of R $ 14,450.

The Company’s Officers understand that, in addition to the changes mentioned above, there were no other changes in accounting practices that had significant effects on the financial statements for the financial years ended December 31, 2019, December 31, 2018 and December 31, 2017 .

c.         Reservations and points raised in the auditor´s report

In the last three financial years, there were no reservations in the reports of the Company’s independent auditors. In the financial years ended December 31, 2019 and December 31, 2018, the following emphasis was placed on our Financial Statements:

Emphasis

“We draw attention to notes 1.2 and 1.3 to the financial statements, which describe the investigations involving the Company, as well as its current and potential developments. At the current stage of the investigations, it is not possible to determine the potential financial and non-financial impacts for the Company as a result of them and their potential consequences and, consequently, to record potential losses which could have a material adverse effect on the Company’s financial position. , its results and cash flows in the future. Our opinion is not limited to this matter.

10.5 - Critical accounting policies

The preparation of the Company’s consolidated financial statements requires the use of critical accounting judgments, estimates and assumptions. Management evaluates these estimates and judgments periodically, based on historical experiences and on numerous other factors considered reasonable under such circumstances. However, uncertainties related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the book value of certain assets and liabilities in future years.

In the opinion of the Company’s Management, the critical accounting policies adopted, summarized below, adequately reflect the conditions of its business.

a)     Hyperinflationary economies:

The Company has subsidiaries in Argentina, a country considered to have a hyperinflationary economy. For these subsidiaries, the practices below are adopted:

Non-monetary items, as well as the result for the year, are adjusted by changing the correction index between the initial recognition date and the end of the presentation year, so that the balance sheet of the subsidiaries is recorded at current value.

As the hyperinflationary economy was identified only for subsidiaries located in Argentina and the parent company is not headquartered in a country with a hyperinflationary economy, the Company has not restated the balances from previous years. The monetary restatement for the year (which used the Argentine Consumer Price Index - “IPC”) was recorded against the result of discontinued operations for those subsidiaries sold during the year and against the result of continued operations for the subsidiaries in which the Company has an equity interest (note 1.1).

The conversion of the balances of the subsidiaries with hyperinflationary savings to the presentation currency was carried out at the exchange rate in force at the end of the year, for both equity and income items.

The indices used in 2018 and 2019 are shown in the table below:

Period	Accumulated CPI
2018	48:01
2019	53:46

b)     Business combinations:

The cost of an acquisition is measured by the sum of the consideration transferred, which is valued based on the fair value at the acquisition date, and the value of any non-controlling interest in the acquired company. The Company measures the non-controlling interest based on its participation in the net assets identified in the acquired company. Costs directly attributable to the acquisition are recorded as an expense when incurred.

Business combinations with related parties are recognized using the acquisition method when the agreements have substance and at cost when no substance is observed in the transaction.

In the acquisition of a business, Management assesses the acquired assets and liabilities assumed in order to classify and allocate them according to the contractual terms, economic circumstances and the relevant conditions on the acquisition date.

Initially, goodwill is measured as the excess of the consideration transferred in relation to the fair value of the net assets acquired (identifiable assets and liabilities assumed, net).

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For purposes of testing the recoverable amount, goodwill is allocated to each of the cash-generating units that will benefit from the acquisition.

c)     Inventories:

They are valued at the average cost of acquisition or formation of finished products and below market values. The cost of finished products includes purchased raw materials, labor, production costs, transportation and storage, which are related to all the processes necessary for the adequacy of products under sales conditions. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow moving inventories are recorded when necessary. Normal production losses are included in the production cost for the respective month, while abnormal losses, if any, are recorded directly in the Cost of Goods Sold item, without being carried over by inventories.

d)     Taxes and contributions on profit:

In Brazil, it comprises Income Tax - Legal Entity (“IRPJ”) and Social Contribution on Net Income (“CSLL”), which are calculated monthly based on taxable income, after offsetting tax losses and negative contribution basis social, limited to 30% of the real profit, applying to this basis the rate of 15% plus the additional 10% for the IRPJ and 9% for the CSLL.

The results obtained in foreign subsidiaries are subject to taxation by the countries where they are based, in accordance with applicable rates and legislation. In Brazil, these results suffer the effects of taxation on a universal basis established by Law No. 12,973 / 14. The Company analyzes the results of each subsidiary for the application of the referred legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

Deferred taxes represent credits and debits on IRPJ tax losses and negative CSLL bases, as well as temporary differences between the tax and accounting bases. Deferred tax and contribution assets and liabilities are classified as non-current. When the Company’s internal studies indicate that the future use of these credits over a 10-year horizon is not probable, the asset is derecognised (note 10.3).

Deferred tax assets and liabilities are shown net if there is an enforceable legal right to be offset, and if they are the responsibility of the same tax authority under the same taxable entity.

Deferred tax assets and liabilities must be measured at the rates applicable in the period in which the asset is realized or the liability is settled, based on the rates (and tax legislation) that are in force on the balance sheet date.

On 01.01.19, the ICPC 22 / IFRIC 23 interpretation, which deals with the application of the recognition and measurement requirements, when there is uncertainty about the treatments of tax on profit, began.

The Company analyzed relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted by the Company. For known uncertain tax positions, the Company reviewed the corresponding legal opinions and jurisprudence and did not identify impacts to be recorded, since it concluded that the tax authorities are not likely to accept the positions adopted.

The Company will periodically evaluate the positions assumed in which there are uncertainties about the tax treatment adopted and will set up a provision when applicable.

e)     Assets held for sale and discontinued operations:

They are measured based on the lower amount between the book value and the fair value, less selling costs and are not depreciated or amortized. Such items are only classified under this item when the sale is highly probable and they are available for immediate sale in their current conditions.

Losses due to impairment are recorded in the caption Other Operating Expenses.

The results for the year and cash flows from discontinued operations are presented separately from the results of the Company’s continued operations.

Comparative periods are restated in the case of the statement of income for the year and cash flows. However, the balance sheet remains as presented in the past.

f)      Intangible asset:

Intangible assets acquired are measured at cost at the time of their initial recognition, while those arising from a business combination are recognized at fair value on the acquisition date. After initial recognition, they are presented at cost less accumulated amortization and impairment losses, when applicable. Intangible assets generated internally, excluding capitalized development costs, are not capitalized and expenditure is reflected in the income statement in the year in which it is incurred.

Intangible assets with defined useful lives are amortized on a straight-line basis over their economic useful lives. The amortization period and method for an intangible asset with definite life are reviewed at least at the end of each financial year, and any changes observed are applied prospectively. The amortization of intangible assets with finite lives is recognized in the income statement in the expense category related to their use.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment losses, and are allocated to cash-generating units (note 15). The Company records in this subgroup mainly goodwill for expected future profitability and the Company’s brands, which are expected to contribute indefinitely to its cash flows.

g)     Leasing:

Accounting practice applied until 12.31.18

Leasing operations whose risks and benefits inherent to ownership are substantially transferred to the Company and are classified as finance leases. If there is no significant transfer of the risks and benefits inherent to the property, the operations are classified as operating leases.

Financial leasing contracts are recognized in property, plant and equipment or intangible assets, with a corresponding entry to liabilities, at the lower of the present value of the minimum mandatory installments of the contract and the fair value of the asset, plus, when applicable, the initial direct costs incurred in transaction.  The amounts recorded in property, plant and equipment and intangible assets are depreciated and the interest implicit in the liability is appropriated to the result according to the duration of the contract.

Operating lease agreements are recognized as an expense over the lease period.

Gains or losses arising from the Company’s sale-leaseback transactions, classified after the sale of the assets as an operating lease, are recognized as follows:

- Immediately in the income for the year when the transaction is measured at fair value;

- If the transaction price is established below or above the fair value, the profit or loss is immediately recognized in the result, except if the result is offset by future lease payments below the market value.

Accounting practice applied from 01.01.19

On 01.01.19, the Company adopted CPC 06 (R2) / IFRS 16 and opted for the modified retrospective approach without restating comparative periods. Accordingly, all balances related to the financial year ended on 12.31.18 (note 19.1) are presented in accordance with the prerogatives existing in the accounting policies previously in force CPC 06 (R1) / IAS 17, as shown above.

In the transition process, the Company chose not to use the practical expedient that allows not to reassess whether a contract is or contains a lease. Consequently, the new lease definitions contained in IFRS 16 were applied to all contracts in force on the transition date. A contract is, or contains a lease, if the contract transfers the right to control the use of an identified asset for a period in exchange for consideration, for which it is necessary to assess whether:

  the contract involves the use of an identified asset, which may be explicit or implicit, and may be physically distinct or represent substantially the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;
  the Company has the right to obtain substantially all the economic benefits from using the asset during the contract period; and
  the Company has the right to direct the use of the asset. The Company has the right to make a decision to change how and for what purpose the asset is used, if:
    has the right to operate the asset, or
    designed the asset in a way that predetermines how and for what purpose it will be used.

At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability that represents the obligation to make payments related to the underlying asset of the lease.

The right-to-use asset is initially measured at cost and comprises the initial amount of the lease liability adjusted for any payment made on or before the contract start date, plus any direct initial costs incurred and estimated disMEETING, removal costs , restoration of the asset in the place where it is located, less any incentive received.

The right-to-use asset is subsequently depreciated using the straight-line method from the start date to the end of the useful life of the right to use or the end of the lease term. The options for extending the term or early termination of contracts are analyzed individually considering the type of asset involved as well as its relevance in the Company’s production process. The estimated useful life of the right-of-use asset is determined on the same basis as the assets owned by the Company. Additionally, the right-to-use asset is periodically reduced to recoverable value in accordance with CPC 01 / IAS 36, when applicable, and readjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the payments not made, less the incremental loan rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change (i) in future payments resulting from a change in index or rate (ii) in the estimate of the expected amount to be paid in the guaranteed residual value or (iii) in the assessment of whether the Company will exercise the purchase option, extension or termination.

When the lease liability is remeasured, the corresponding adjustment amount is recorded in the book value of the right-of-use asset or in the result, if the book value of the right-of-use asset has been reduced to zero.

As a result of the adoption of IFRS 16, on 01.01.19, the amount of R $ 2,157,346 was recognized as a right-of-use asset and a rental liability at the parent company. There was a R $ 2,397,743 right-of-use asset recorded in the consolidated statement, a R $ 2,391,456 lease liability, and the difference between the balances in the amount of R $ 6,287, which was caused by provisions for operating leases already recorded on December 31, 2012 .18, in Shareholders’ Equity. Such contracts were previously disclosed as an operating lease, according to the annual financial statements for the year ended 12.31.18 (note 23.1).

The Company used the following practical steps to transition to the new lease accounting requirements:

  it chose not to recognize assets with use rights and lease liabilities with a contract term of less than 12 months, and with no purchase option and of low value. Payments associated with such contracts are recognized as an expense in the income statement on a straight-line basis over the lease period;
  use of a single discount rate for each lease portfolio with reasonably similar characteristics. In this sense, the incremental loan rate was obtained, as of 01.01.19, applicable to each of the leased asset portfolios. Through this methodology, the Company obtained a weighted average rate of 7.92% for the parent company and consolidated.

Additionally, contracts with an indefinite term and without fixed payments are disbursed as incurred.

h)     Provision for tax, civil and labor risks and contingent liabilities:

Provisions are recognized when (i) the Company has a present obligation, formalized or not, as a result of a past event, (ii) the outflow of funds is likely to settle the obligation and (iii) a reliable estimate of its value can be done.

The Company is a party to several legal and administrative proceedings, mainly in Brazil. Assessments of the likelihood of loss in these lawsuits include an analysis of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of external lawyers. Accruals are reviewed and adjusted to take into account changes in circumstances, such as applicable prescription period, findings of tax inspections or additional exposures identified on the basis of new matters or court decisions.

In cases where there are a large number of lawsuits whose values are not individually relevant, the Company also uses historical studies to determine the probability and the amount of losses.

Contingent liabilities for business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably.

i)      Financial instruments

These are contracts that give rise to a financial asset for one entity and a financial liability or equity instrument for another. Their presentation in the balance sheet and explanatory notes takes place according to the characteristics of each contract.

•         Financial assets:  They are recognized when the entity becomes part of the contractual provisions of the instrument and classified based on the characteristics of its cash flows and the management model for the asset.  The table below shows how to classify and measure financial assets:

Category	Initial Measurement	Subsequent measurement
Amortized cost

Accounts receivable from customers and other receivables: billed amount adjusted to present value and, when applicable, minus expected credit losses

For other assets: Fair value less costs directly attributable to its issue

Interest, changes in amortized cost and expected credit losses recognized in income.
Amortized cost Fair Value through Profit and Loss (“FVTPL”)	Fair value	Changes in fair value recognized in profit or loss.
Fair Value through Other Comprehensive Income (“FVTOCI”).	Fair value less costs directly attributable to its issue.

Changes in fair value recognized in other comprehensive income. Upon settlement or transfer, accumulated gains or losses are directly reclassified to the caption Retained earnings or accumulated losses.

For debt instruments, expected credit losses are recognized directly in income.

The Company assesses, at each reporting period, the expected credit losses for instruments measured at amortized cost and for debt instruments measured at VJORA. Losses and / or reversals of losses are recorded in the income statement.

A financial asset is only derecognised when contractual rights expire or are effectively transferred.

 Cash and cash equivalents:  comprises balances of cash, banks and securities of immediate liquidity whose maturities, at the time of acquisition, are equal to or less than 90 days, readily convertible into a known amount of cash and which are subject to an insignificant risk of change in value.  Securities classified in this group, by their very nature, are measured at fair value through profit or loss.

 Credit losses expected from accounts receivable from customers and other receivables:  the Company regularly conducts a study of historical losses in its customer portfolios in all regions, taking into account the dynamics of the markets in which it operates and instruments it has for reducing credit risks, such as: letters of credit, insurance and guarantees as well as identifying specific clients whose risks are out of line with the portfolio, which are treated according to individual expectations.

Based on these studies, estimated loss factors are generated by portfolio and maturity class, which, applied to the amounts of accounts receivable, generate the expected credit losses. Additionally, the Company evaluates macroeconomic factors that may influence these losses and, if necessary, adjusts the calculation model.

Securities receivable from judicial collection are reclassified to Non-current as well as the related estimated credit loss. The securities are written off against the estimated loss as Management considers that they are no longer recoverable after having taken all appropriate measures to receive them.

•         Financial liabilities:  They are recognized when the entity becomes part of the contractual provisions of the instrument. The initial measurement is at fair value and subsequently at amortized cost using the effective interest method.

A financial liability is only derecognised when the contractual obligation expires, is settled or canceled.

•         Adjust to present value:  The Company measures the adjustment to present value on the short and long-term balances of accounts receivable, suppliers and other obligations, being recorded in reducing accounts of the respective items as a contra entry to the financial result. The Company adopts the weighted average cost of capital to determine the adjustment to present value of the mentioned assets and liabilities, which corresponds to 11.3% pa on 12.31.19 (10.4% pa on 12.31.18).

•         Accounting  hedge:  The Company opted to apply the requirements of CPC 48 / IFRS 9 in relation to accounting for  hedge  .

 Hedge  cash flow: the effective portion of the gain or loss on the equity instrument  hedge  it is recognized in the caption Other Comprehensive Income and the ineffective portion in the Financial Result. Accumulated gains and losses are reclassified to the result or balance sheet when the object is recognized, adjusting the item in which the object of  hedge  .

When the instrument is assigned in a  hedge  in terms of cash flow, changes in the fair value of the future element of forward exchange contracts and the time element of options are recognized in Other Comprehensive Income. Upon settlement of the instrument, these costs of  hedge  they are reclassified to the result together with the intrinsic value of the instruments.

 Hedge  fair value: the effective portion of the gain or loss on the equity instrument  hedge  is recognized in the income or balance sheet, adjusting the item in which the object of  hedge  is or will be recognized. The object of  hedge  , when designated in this relationship, is also measured at fair value.

 Hedge  net investment abroad: The Company adopted this practice as of 08/01/19. In this relation, the effective result of the exchange variation of the instrument is recorded in Other Comprehensive Results, under the same heading in which the accumulated translation adjustments of the investments object of the relation are recognized. Only when the protected investments are sold, the accumulated amount is reclassified to the income for the year.

j)      Revenue from contract with customers:

Sales revenues comprise the fair value of the consideration received or receivable for the sale of products, net of applicable taxes, returns, rebates and discounts.

Revenues are recognized in accordance with the accrual basis of accounting, when the value of sales is reliably measurable and the Company no longer has control over the merchandise sold or any other liability related to its ownership, and it is likely that the benefits will be received by the Company.

The Company’s sales are originated by sales orders and formal contracts signed, in general, with large retail and wholesale chains. Discounts and rebates can either be negotiated on time or have their conditions defined in the contracts. In all cases, performance condition is satisfied when control of the goods is transferred to the customer.

The Company has sales with payment in cash and installments, which are adjusted to present value to recognize the financial component.

10.6 - Items not acknowledged in finance demonstrations

a.         The assets and liabilities held by the Company, directly or indirectly, which do not appear on its balance sheet, i.e. the off-balance sheet items, such as:

In the normal course of its business, the Company enters into contracts with third parties for the acquisition of raw materials, mainly corn and soybean meal, in which the agreed prices can be fixed or to be fixed. The Company also enters into other commitments, such as the supply of electricity, packaging, construction of real estate, among others, to supply its manufacturing activities. The firm purchase commitments are shown below:

Consolidated (R$ thousands)
12.31.19
Total current	4,306,217
Total non-current	1,689,755
2021	537,487
2022	275,083
2023	199,302
2024	192,780
onward	485,103
5,995,972

B. Other items not shown in the financial statements

The Company has no relevant items not evidenced in the financial statements that have or are likely to have effects on its financial condition, income and expenses, results of operations, liquidity, capital expenditures that are material for investors.

10.7 - Items not acknowledged in finance demonstrations

a.  how such items change or may change revenues, expenses, operating results, financial expenses or other items in the financial statements of the issuer

B. Nature and purpose of the operation

c.  nature and amount of obligations assumed and rights generated in favor of the issuer as a result of the operation

The Company’s management does not expect material effects on the operations described in item 10.6 of this Reference Form and not evidenced in the financial statements that may change the revenues, expenses, operating results, financial expenses or other items of the Company’s accounting information.

For a description of the nature of each transaction, as well as the amount of obligations assumed and the rights generated in favor of the Company as a result of transactions not shown in our financial statements, see item 10.6 of this Reference Form.

10.8 - Business Plan

A. Investments

 i. Quantitative and qualitative description of investments in progress of planned investments. The table below establishes the Company’s capital expenditures in the last three financial years.

Investments	2019	2018	2017
In R$ Millions
Fixed Assets	412,1	533,6	887,0
Biological Assets	809,1	877,21	713,2
Acquisitions and other investments	143,8	200,7	1.120,9
Intangible Assets	64,3	20,6	51,2
Total	1.429,3	1.631,7	2.772,3

2020

The Company expects to start recovering investment levels at historical levels to gain market share and increase revenue, encompassing innovation projects in line with Strategic Planning. In addition, the Company expects to make investments to reduce operating costs, implement management systems based on Information Technology to improve internal controls and process management, in addition to projects that will mitigate potential regulatory risks and associated with the production process related to its operation. As a highlight, we have: (i) Projects to meet the demand of the Foreign Market, mainly in the Middle East and China, (ii) Reactivation of the margarine factory in Uberlândia, (iii) Execution of projects to meet the demand of industrialized in the Internal Market at Fábrica de Seropédica (RJ), (iv) Continuity of projects to implement the concepts of Industry 4.0 in poultry slaughterhouses and (v) Resumption of the investment agenda in innovation projects focusing on the Internal Market.

2019

Investments made in the year totaled R $ 1,429 million, disregarding the accounting impact related to the adoption of IFRS 16, which represents a 12% reduction in relation to the previous year, of which R $ 411 million was allocated for growth, efficiency and support; R $ 809 million for biological assets and R $ 208 million for leasing and others. Considering the accounting impact related to the adoption of IFRS 16, the total amount of CAPEX is R $ 1,877 million. As a highlight, we had the projects: (i) Execution of projects to meet the demand of industrialized products in the Internal Market at the Seropédica Factory (RJ), (ii) Implement the concepts of Industry 4.0 in slaughterhouses for chicken, (iii) Systems for optimization of production and sales planning processes, (iv), Process Improvements and Human Resources management and (v) Inauguration of the Londrina Distribution Center (PR).

2018

In 2018, the Company concentrated its investments in maintaining the industrial park and improving production processes, mainly in projects related to process control and information technology, quality and other investments related to factory efficiency. For growth projects, the main focus was on completing projects started in previous periods, in line with the Company’s commitment to more efficient use of capital employed.

2017

In 2017, the Company had a reduction in total investments reflecting a more challenging macroeconomic and sectorial scenario, in addition to the Company’s commitment to the trajectory of reducing the leverage level. Nevertheless, there was a reduction in investments aimed at increasing capacity and reducing costs. On the other hand, investments have proportionally increased in the improvement and control of production processes in slaughterhouses, feed factories and farms, modernization of laboratories and product quality, updates of transactional systems and compliance with new legislation and improvements in working conditions for production processes. The Company invested R $ 136.5 million in its factories in Toledo, Campos Novos and Rio Verde to increase the production of Pork destined for the Chinese market, in addition, investments of over R $ 20.1 million in a new line of animal ingredients.

The main capital expenditures in 2019 are described below:

Demand. Despite the challenging market scenario in recent years, in 2019, the Company continued its expansion projects with increased pig slaughtering capacity for the foreign and Brazilian markets, adding value in the  mix  of products, mainly in chicken proteins, as well as investing in cold cuts and sausages for the domestic market.

Efficiency. In 2019, in addition to finalizing the projects resulting from previous periods, investments were also made in projects to improve the integrated planning system, optimize the process for using raw materials and start the Industry 4.0 program.

Quality, people and sustainability. In 2019, the Company focused on projects to improve and control production processes in slaughterhouses, feed factories and farms, modernization of laboratories and product quality. In addition, it invested in improving the quality of jobs and the sustainability of the operational park.

ii. Investment financing sources

The Company has funds from operating cash generation, as well as credit lines with financial and development institutions, including loans to encourage rural activities and issue debt securities in the local and international capital markets (see item 10.1 .f for details on relevant loan and financing contracts).

iii. relevant divestitures in progress and planned divestitures

In 2019, the Company concludes the Financial and Operational Restructuring Plan initiated in 2018.  Additionally, the Company made divestments totaling R $ 58.5 million related to the sale of non-strategic assets.

In 2018, the Company carried out its Financial and Operational Restructuring Plan which included, among other initiatives, the sale of all its assets located in Europe, Argentina, Thailand, in addition to the plant located in Várzea Grande - MT. Most of these sales operations were closed in early 2019. The total estimated amount related to the sale of these assets totaled R $ 1,982 million. In addition, the Company made divestments totaling R $ 241 million related to the sale of non-strategic assets also under the same Plan.

In 2017, the Company made divestments totaling R $ 14.0 million by initiating projects to sell non-productive properties.

b. if already disclosed, indicate the acquisition of plants, equipment, patents or other assets that may materially affect the issuer's production capacity

There was no acquisition of plants, equipment, patents or other assets, other than those already described in the item above, which could materially influence the Company’s production capacity.

c.         new products and services

i. Description of ongoing research already released

In 2019, 233 new products were launched for consumers, of which 136 were launched in the Brazilian market and 97 in the international market. Among the launches on the international market, 43 were in the Asia region, 9 in Africa, 10 in the Americas, 16 in the Southern Cone and 19 in the Middle East.

The Company’s Research, Development and Innovation (“R & D & I”) activities comprise agricultural research and innovation and the research and development of products and processes. The Product Research and Development team is located in Jundiaí, in the State of São Paulo, where BRF is located  Innovation Center  (“BIC”). From BIC, all products destined for the National Market are developed and exported from Brazil’s production platform. Research and Development activities also involve the development and optimization of primary and secondary packaging, as well as the application of graphic arts and technical information on products.

BIC’s Pilot Product Development Plant is a reference in Brazil in terms of infrastructure for the execution of development tests for food and packaging products. In 2019, more than 900 product tests were carried out with objectives ranging from the development of new products to the verification of individual performance of ingredients, formulations and additives.

The agricultural RD&I area currently has researchers dedicated to the activities of innovation and production support, of which some are doctors, others masters and many have specialization in the area of animal production. In addition to corporate researchers, the Company has a wide range of veterinarians, agronomists and zootechnicians working directly in the production system.

In association with FINEP, CNPq (PNPD - National Postdoctoral Program and RHAE - Human Resources Training Program in Strategic Areas) and Araucária Foundation (Postdoctoral Program at the Company) and FAPESP - Foundation for Research Support of the State of São Paulo, the Company has promoted, in recent years, the insertion of masters and doctors in its technical staff. So far 17 researchers have been absorbed. At the same time, the Company develops an excellent trainee and internship program, as well as encouraging its employees to take postgraduate courses. In 2019, the Company started a new program called “Doutores do Agro”, under which five PhD vacancies were created in order to develop specific projects in different areas: nutrition, animal breeding, animal health, swine production and management of birds.

The Company has one of the largest experimental research facilities for poultry and Pork in the world, with an experimental feed factory and 19 experimental warehouses, which are distributed in four experimental farms, located in the State of Santa Catarina, with a total of 1,380 stalls experimental tests to assess the impact characteristics in the production chain. In addition, the Company has six bromatological laboratories and five animal laboratories that support research and operation activities.

In addition to the company’s formal research structure, the Company structured a research process in the production system. This allows evaluating all technologies in real production conditions, with an adequate number of samples, calculating the productive and financial impact and defining the appropriate time to introduce a certain technology. The field research system is a differential of the Company in relation to research centers and other companies in the sector.

In 2019, in line with the pig consumption development strategy in Brazil, the Company launched a robust protein portfolio with cuts for the daily Sadia, seasoned cuts for barbecue Perdigão Na Brasa and commemorative seasoned cuts for Christmas Sadia. Reflecting its leadership position as the most innovative brand, several products were launched under the Sadia brand that bring more convenience to the daily life of the consumer, such as: Mac’n Cheese line, a young and pioneering concept in Brazil of frozen ready dish that it is ready in 5 minutes in the microwave; new line of products Sadia Na Receita, portfolio of pre-prepared chicken as shredded, cubed and strips, to assist in the preparation of recipes and the Sadia Marinados line, with chicken cuts lightly seasoned with ingredients such as salt, onion and garlic. In addition, the Sadia Speciale sub-brand was launched, with a higher added value portfolio, such as parma ham, and the new raw ham and pepper-edged salami. Under the Ouro Perdigão brand, the mini sausage line was launched, in continuity with the portfolio expansion process in the appetizer and snack category. The Perdigão frozen pizza portfolio was also launched, which will ensure the brand’s increased visibility in the main market of the category. With the Qualy brand, the Qualy Vita line was launched, made with vegetable oils and a source of Omega 6, an essential nutrient for heart care. Finally, the Company also expanded the Kidelli brand portfolio, with frozen cheese breads.

ii. Total amounts spent by the issuer on research for the development of new products or services

The Company invested R$ 214.5 million, R$ 53.5 million and R$ 51.9 million in 2019, 2018 and 2017, respectively, in R & D & I activities. In the years from 2015 to 2018, the Company also considered as R & D & I expenses the amounts of fixed expenses recorded in the cost centers of the managements linked to these activities, as well as the amounts spent as consumable material in experimental research tests and field research. of agricultural R & D & I projects, which is why there is an increase in value in such exercises.

The Company believes that investing in R & D & I is a key factor in maintaining its competitive advantages, whether to optimize its production chain, improving sustainability, as well as launching innovative products, meeting the expectations and needs of consumers, customers and markets.

iii. Projects under development already disclosed

The Company has its own pig breeding program, which is competitive with the programs of international genetic companies. This program currently serves, by option, 70% of the Company’s production. The program has six core farms in the State of Santa Catarina, with a staff of 135 employees, a farm in the State of Goiás, with a staff of 40 employees, in addition to a farm  backup  in Minas Gerais. Today we have a tissue bank with more than 580 thousand samples of genetic material and a series of works have been carried out to incorporate genomic evaluation into the selection process in 2020. To make this technological leap feasible, the Company established partnerships with six centers of the Brazilian Agricultural Research Corporation - EMBRAPA, research centers, universities and research and development agencies (BNDES, Finep, CNPq and FAPESP) and formed a team with seven geneticists.

In recent years, research partnerships have been established in projects financed by EMBRAPA, FINEP, CNPq, BNDES, and, since 2009, the Company has benefited from the tax recovery by Lei do Bem, in the years when it calculates taxable profit. This law introduces a tax incentive related to Research, Development and Technological Innovation. The law defines “technological innovation” as the creation of a new product or production process, as new features or characteristics that bring about improvements and effective gains in quality or productivity, resulting in stronger market competitiveness. The main feature of the mechanism of this tax incentive is the exclusion of expenses to determine the amount of income tax and social contribution that is charged to net income.

The Company’s integrated agricultural innovation process starts from interfaces with companies and research centers, characterized by the sharing of the use of physical structures and technical staff, to solve the main demands for the development of joint work, but mainly resulting in the feedback of new proposals of innovation from the technological development network itself.

 BIC’s R & D & I team works together with the Quality Assurance area in adopting international quality assurance practices,  food safety  and  food fraud,  in addition to the development of monitoring systems for monitoring industrial products and processes.

iv. total amounts spent by issuer on development of new products or services

The Company invested R $ 214.5 million, R $ 53.5 million and R $ 52.0 million in Research, Development and Innovation activities in 2019, 2018 and 2017, respectively.

In 2019, in line with the pig consumption development strategy in Brazil, the Company launched a robust protein portfolio with cuts for the daily Sadia, seasoned cuts for barbecue Perdigão Na Brasa and commemorative seasoned cuts for Christmas Sadia. Reflecting its leadership position as the most innovative brand, several products were launched under the Sadia brand that bring more convenience to the daily life of the consumer, such as: Mac’n Cheese line, a young and pioneering concept in Brazil of frozen ready dish that it is ready in 5 minutes in the microwave; new line of products Sadia Na Receita, portfolio of pre-prepared chicken as shredded, cubed and strips, to assist in the preparation of recipes and the Sadia Marinados line, with chicken cuts lightly seasoned with ingredients such as salt, onion and garlic. In addition, the Sadia Speciale sub-brand was launched, with a higher added value portfolio, such as parma ham and the novelties raw ham and pepper-edged salami. Under the Ouro Perdigão brand, the mini sausage line was launched, in continuity with the portfolio expansion process in the appetizer and snack category. The Perdigão frozen pizza portfolio was also launched, which will ensure the brand’s increased visibility in the main market of the category. With the Qualy brand, the Qualy Vita line was launched, made with vegetable oils and a source of Omega 6, an essential nutrient for heart care. Finally, the Company also expanded the Kidelli brand portfolio, with frozen cheese breads.

.

10.9 -  Other factors with relevant influence

The Company was the target of two external investigations called “Operation Carne Fraca” in 2017 and “Operation Cheat” in 2018. The BRF Audit and Integrity Committee conducted independent investigations in conjunction with the Independent Investigation Committee, made up of external members and external legal advisors, in Brazil and abroad, with respect to allegations involving BRF employees and former employees, both for said operations as in other ongoing investigations.

For the year ended December 31, 2019, the main impacts observed as a result of these investigations were recorded in “Other operating expenses”, in the amount of R $ 79.9 million (R $ 78.9 million on December 31, 2018), mainly related to expenses with lawyers, advisors and consultancies.

BRF S.A.

Appendix II - Information on the allocation of net income (Appendix 9-1-II to CVM Instruction No. 481, of December 17, 2009)

1.           Inform net income for the year

Net income for the year was R$ 297,452,000.00 (two hundred and ninety-seven million and four hundred and fifty-two thousand Brazilian reais).

2.           Inform the global amount and the value per share of dividends, including prepaid dividends and interest on equity already declared

Not applicable.

3.           Inform the percentage of net income for the year distributed

The profit determined in the fiscal year ended on 12.31.2019 was fully used to offset the accumulated losses balance, in accordance with the provisions of article 189 of Law No. 6.404/1976.

4.           Inform the global amount and the value per share of dividends distributed based on profit from previous years

Not applicable.

5.           Inform, deducting the anticipated dividends and interest on equity already declared:

a.           The gross amount of dividends and interest on equity, segregated, per share of each type and class

Not applicable.

b.           The form and term of payment of dividends and interest on equity

Not applicable.

c.           Eventual restatement and interest on dividends and interest on equity

Not applicable.

d.           Date of declaration of payment of dividends and interest on equity considered for identification of shareholders who will be entitled to receive them

Not applicable.

6.           If there has been a declaration of dividends or interest on equity based on profits determined in half-yearly balance sheets or in shorter periods

a.           Inform the amount of dividends or interest on equity already declared

Not applicable.

b.           Inform the date of the respective payments

Not applicable.

7.           Provide a comparative table indicating the following values per share of each type and class:

a.           Net income for the year and the 3 (three) previous years

	2019	2018	2017	2016
Amount per share (R$)	0.3666725368	N/A	N/A	N/A

b.           Dividend and interest on own capital distributed in the 3 (three) previous years

	2019	2018	2017
Dividends	N/A	N/A	N/A
Interest on actual capital	N/A	N/A	N/A

8.           If profits are allocated to the legal reserve

a.           Identify the amount allocated to the legal reserve

Not applicable.

b.           Detail how to calculate the legal reserve

Not applicable.

9.           If the company has preferred shares entitled to fixed or minimum dividends

a.           Describe how fixed or minimum dividends are calculated

Not applicable, as the Company’s capital stock is exclusively divided into common shares.

b.           Inform whether the profit for the year is sufficient for the full payment of fixed or minimum dividends

Not applicable, as the Company’s capital stock is exclusively divided into common shares.

c.           Identify whether any unpaid installments are cumulative

Not applicable, as the Company’s capital stock is exclusively divided into common shares.

d.           Identify the global value of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable, as the Company’s capital stock is exclusively divided into common shares.

e.           Identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable, as the Company’s capital stock is exclusively divided into common shares.

10.        Regarding the mandatory dividend

a.           Describe the form of calculation provided for in the bylaws

According to article 36 of the Bylaws, less any accumulated losses and the provision for Income Tax and after the allocation of the profit to the legal reserve, 25% (twenty-five percent) of the net profit must be paid on a mandatory dividend.

b.           Inform if it is being paid in full

There will be no declaration and payment of dividends, considering that the profit for the fiscal year ended on December 31, 2019 was fully used to offset the accumulated losses balance, in accordance with the provisions of article 189 of Law No. 6.404/1976 .

c.           Inform the amount eventually withheld

Not applicable.

11.        If the mandatory dividend is retained due to the company’s financial situation

a.           Inform the retention amount

Not applicable.

b.           Describe, in detail, the company’s financial situation, including aspects related to liquidity analysis, working capital and positive cash flows

Not applicable.

c.           Justify the retention of dividends

Not applicable.

12.        If there is allocation of income to the contingency reserve

a.           Identify the amount disposed to the reserve:

Not applicable.

b.           Identify the probable loss and its cause

Not applicable.

c.           Explain why the loss was considered probable

Not applicable.

d.           Justify the constitution of the reserve

Not applicable.

13.        If there is allocation of income to the unrealized profit reserve

a.           Inform the amount allocated to the unrealized profit reserve

Not applicable.

b.           Inform the nature of unrealized profits that gave rise to the reserve

Not applicable.

14.        If there is allocation of income to statutory reserves

a.           Describe the statutory clauses that establish the reserve

Not applicable.

b.           Identify the amount disposed to the reserve:

Not applicable.

c.           Describe how the amount was calculated

Not applicable.

15.        If profit retention is provided for in the capital budget

a.           Identify the retention amount

Not applicable.

b.           Provide a copy of the capital budget

Not applicable.

16.        If there is allocation of income to the tax incentive reserve

a.           Inform the amount allocated to the reserve

Not applicable.

b.           Explain the nature of the destination

Not applicable.

BRF S.A.

Appendix III - Information on candidates for the positions of members of the Board of Directors and of the Fiscal Council (Items 12.5 to 12.10 of the Reference Form, according to CVM Instruction No. 480, of December 7, 2009)

III.1. INFORMATION ON THE CANDIDATES TO THE POSITIONS OF MEMBERS OF THE FISCAL COUNCIL

12.5 Composition and professional experience of candidates for positions on the Fiscal Council

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Augusto Marques da Cruz Filho	10/16/1952	Belongs only to the Board of Directors	04/26/2018	AGO/2020
688.369.968-68	Economist	27 - Independent Board of Directors (Effective); 25 - Vice-Chairman of the Board of Directors Independent	04/27/2018	N/A
Member of the People, Governance, Organization and Culture Committee	1st term of office	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Dan Ioschpe	02/25/1965	Belongs only to the Board of Directors	04/26/2018	AGO/2020
439.240.690-34	Company manager	27 - Independent Board of Directors (Effective)	04/27/2018	N/A
Coordinator of the People, Governance, Organization and Culture Committee and member of the Finance and Risk Management Committee	1st term of office	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Flávia Buarque de Almeida	08/04/1967	Belongs only to the Board of Directors	04/26/2018	AGO/2020
149.008.838-59	Business Manager	22 - Independent Board of Directors (Effective)	04/27/2018	N/A
No	3rd term fo office	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Flavia Maria Bittencourt	01/15/1970	Belongs only to the Board of Directors	N/A	N/A
011.971.887-11	Chemical Engineer	27 - Independent Board of Directors (Effective)	N/A	N/A
No	N/A	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
José Luiz Osório	10/08/1951	Belongs only to the Board of Directors	04/26/2018	AGO/2020
051.367.447-07	Civil Engineer	27 - Independent Board of Directors (Effective)	04/27/2018	N/A
Member of the Quality and Sustainability Committee	1st term of office	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Luiz Fernando Furlan	07/29/1946	Belongs only to the Board of Directors	04/26/2018	AGO/2020
019.489.978-00	Chemical Engineer CFO & Business Manager/Director	27 - Independent Board of Directors (Effective);	04/27/2018	N/A
Member of the Quality and Sustainability Committee	6th term of office	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Pedro Pullen Parente	02/21/1953	Belongs only to the Board of Directors	04/26/2018	AGO/2020
059.326.371-53	Engineer	27 - Independent Board of Directors (Effective) and 24 - Chairman of the Board of Directors Independent	04/27/2018	N/A
No	1st term of office	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Ivandré Motiel da Silva	02/27/1969	Belongs only to the Board of Directors	N/A	N/A
449.975.660-04	Economist	27 - Independent Board of Directors (Effective)	N/A	N/A
No	N/A	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Roberto Rodrigues	08/12/1942	Belongs only to the Board of Directors	04/26/2018	AGO
012.091.598-71	Agronomist Engineer	27 - Independent Board of Directors	04/27/2018	N/A
Coordinator of the Quality and Sustainability Committee	1st term of office	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Marcelo F. Bacci	09/26/1969	Belongs only to the Board of Directors	N/A	N/A
165.903.168-05	Administrator	22 - Board of Directors (Effective)	N/A	N/A
No	N/A	No

Augusto Marques da Cruz Filho - 688.369.968-68

Mr. Augusto Marques holds a doctorate and a postgraduate degree in Economic Theory from the Institute of Economic Research (IPE) of the University of São Paulo, graduated in Economic Sciences from the Faculty of Economics and Administration of the University of São Paulo (FEA-USP), having studied Development at Exterior at Insead -  Institut Européen d’Aministration des Affaires  . He worked at Grupo Pão de Açúcar for 11 years, serving as executive director of the company, chief financial officer and, for two and a half years, as chief executive officer, until leaving his position in 2005. Between 2005 and 2010, he was a member of B2W’s Board of Directors and Fiscal Council. From April 2016 to August 2019, he held the position of Chairman of the Board of Directors of BR Distribuidora. He is currently a member of the Board of Directors of JSL SA and General Shopping, in addition to serving as a member of the Board of Directors, he is also a member of the People, Governance, Organization and Culture Committee of the Company. Mr. Augusto Marques da Cruz Filho has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him for the practice any professional or commercial activity.

Dan loschpe - 439.240.690-34

Mr. Dan Ioschpe has a degree in Journalism from the Federal University of Rio Grande do Sul with a Post-Graduation from ESPM - SP and an MBA from  Tuck School  of  Dartmouth College  . He joined Ioche-Maxion in 1986, where he held various positions until June 1996, when he left to assume the Presidency of AGCO in Brazil. He returned to the company in January 1998, assuming the Presidency in the same year. In April 2014, he left the Presidency of Ioche-Maxion, assuming the Presidency of its Board of Directors. Mr. Dan Ioschpe also served as President of the Forum of Brazilian Transnational Companies (FET). He is currently a member of the Board of Directors of WEG, Profarma, Cosan and Marcopolo, as well as CEO of the Institute of Studies for Industrial Development (Instituto de Estudos para o Desenvolvimento Industrial – IEDI) and Chairman of the Board of Directors of Sindipeças. In addition to being a member of the Company’s Board of Directors, Mr. Dan Ioschpe is also the coordinator of the People, Governance, Organization and Culture Committee and a member of BRF’s Finance and Risk Management Committee. Mr. Dan Ioschpe has not suffered, in the last five years, any (i) criminal conviction, (ii) in a CVM administrative proceeding or (iii) final and unappealable decision, in the judicial or administrative sphere, that has suspended or disqualified him from practicing an activity professional or commercial.

Flavia Buarque de Almeida - 149.008.838-59

Ms. Flavia Almeida has a degree in Business Administration from Fundação Getúlio Vargas, an MBA from Harvard Business School and a specialization in leadership from INSEAD. She acted as independent director of Lojas Renner SA, from 2011 to 2016 and advisor to the Board of Overseers at Harvard University, from GAEC SA, from 2011 to 2018. Between 2009 and 2013, she was a senior partner at Monitor Group (currently Monitor Deloitte). Before that, between 2003 and 2009, Mrs. Flavia Almeida was general director of Participações Morro Vermelho SA, a family holding company that controls the Camargo Corrêa Group. During the years 1989 to 2003, she worked at McKinsey & Company, where she was a partner. She has been the CEO of Península Participações since 2019, having also held the positions of partner and director of Península Capital Participações SA since 2013, in addition to occupying the positions of indirect partner and director of O3 Gestão de Recursos Ltda. Ms. Flavia Almeida has been a director of the Company since 2017, in addition to being a member of the Board of Directors of Groupe Carrefour (France), W2W E-Commerce de Vinhos SA (Wine.com.br), Vitamina Chile SPA and Instituto Península. Ms. Flavia Almeida has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified her from the practice of an activity professional or commercial.

Flavia Maria Bittencourt - 011.971.887-11

Ms. Flavia Bittencourt has a degree in Chemical Engineering from the Federal University of Rio de Janeiro - UFRJ, an MBA in Marketing from the Escola Superior de Propaganda e Marketing - ESPM and an Executive MBA from Fundação Dom Cabral. She served as a member of the Board of Directors of Lojas Marisa between 2018 and 2019 and was a Senior Consultant at The Carlyle Group from 2012 until 2013. Ms. Flávia Bittencourt has a long history at Oi - Telemar, with over 10 years of experience in positions as Voice Market Manager (2001 - 2003), General Marketing Manager at Oi Móvel and, later, at Oi Group (2003 - 2005) ) and also held the position of Chief Marketing Officer and Chief Marketing Officer (2005 - 2011). In addition, she was Director of Lácteos Brasil, co-founder of STORIES4FUN, and Senior Vice President of Latin America and National President (Brazil) of Sephora Brasil. He is currently CEO of Adidas and a member of the Board of Directors of Tim Brasil. Ms. Flavia Bittencourt has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative process or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified her from the practice of an activity professional or commercial.

José Luiz Osório - 051.367.447-07

Mr. José Luiz Osório has a degree and a master’s degree in Engineering from PUC-Rio as well as a Master’s degree in Engineering from Stanford University (USA). Mr. José Luiz Osório held executive positions at Bank Boston and Banco Garantia between 1978 and 1993. In addition, he was the managing partner of  investment banking  at Banco Icatu (1993 to 1997),  country manager  Lehmar Brothers Brasil (1997-1999), Executive Director of BNDES / BNDESPar (1999), President of CVM (2000-2002) and Ibero American Capital Markets Institute, as well as Icatu Securities and Garantia Inc. (both based in New York). Mr. José Luis Osório was a member of the Board of Directors and of the management of Lojas Renner (2005-2007), Invest Tur (2007-2008), Mergers and Acquisitions Committee (2013-2015), Banco Triângulo (2003-2017), Grupo MZ (2009-2018), was a member of the Advisory Board of the Millstein Center for Global Markets and Business Ownership (2013-2016), and of Columbia University (2007-2012). He founded Jardim Botânico Investimentos in 2003 and has been a member of the Board of Directors of Elba Equipamentos e Serviços SA since 2010. In addition to serving as a member of the Company’s Board of Directors, he is also a member of the Quality and Sustainability Committee. Mr. José Luiz Osório has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceedings or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing a professional or commercial activity any

Luiz Fernando Furlan - 019.489.978-00

Mr. Luiz Fernando has a degree in Chemical Engineering from FEI (Faculty of Industrial Engineering) and in Business Administration from Universidade de Santana in São Paulo, with extension and specialization courses in Brazil (Fundação Getúlio Vargas - FGV) and abroad (Insead AMP) . He was chairman of the board of directors of Sadia SA from 1993 to 2002 and from 2008 to 2009, where he also held several executive positions between 1976 and 1993. He was vice-chairman of the Board of Directors of BRF SA from 2009 to 2011, in addition to being a member of the Board of Directors of Telefónica (Spain) from 2008 to 2019, of the Global Board of Panasonic (Japan) from 2008 to 2013, of Global Walmart International (USA) from 2011 to 2013, from AMIL Participações SA from 2008 to 2013, from AGCO Corporation (USA) from 2008 to 2013, Redecard SA from 2007 to 2010, was also a member of the Advisory Board of Abertis Infraestructuras SA (Spain), from 2013 to 2015, and Panasonic from 2008 to 2013. He was Minister of State at the Ministry of Development, Industry and Foreign Trade of Brazil from 2003 to 2007. In addition, he served as Chairman of the Board of Directors of Fundação Amazonas Sustentável (FAS) from 2008 to 2016, and has since become an honorary member. He participated as a member of the Global Ocean Conservation Commission (Global Ocean Commission - USA) from 2013 to 2015. Currently, he is a member of the Board of Directors of Telefônica Brasil SA (Brazil), Chairman of the Board of Directors of SP Negócios (appointed by the Mayor of São Paulo), in addition to being a member of the Wise Brazil-Japan Group that seeks to strengthen the strategic economic partnership between Brazil and Japan. In addition to being a member of the Company’s Board of Directors, Mr. Luiz Fernando Furlan is also part of the Quality and Sustainability Committee. Mr. Luiz Fernando Furlan has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceedings or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing a any professional or commercial activity.

Pedro Pullen Parente - 059.326.371-53

Mr. Pedro Parente holds a bachelor’s degree in electrical engineering from the University of Brasília, in 1976. Mr. Pedro Parente accumulated the position of Global CEO of the Company and Chairman of the Board of Directors from June 2018 until April 2019, when he left the position of CEO, remaining only as Chairman of the Board of Directors of the Company. He began his career in public service at Banco do Brasil in 1971 and was transferred to the Central Bank in 1973, in both cases by public tender. He was a consultant for the International Monetary Fund and public institutions in the country, including State Secretaries and the 1988 National Constituent MEETING, having served in various positions in the economic area of the Brazilian government. He was Minister of State (1999-2002), having been the coordinator of the transition team from President Fernando Henrique Cardoso to President Lula. In this period, he also served as President of the 2001/2002 Energy Crisis Management Chamber. From 2003 to 2009, he was Executive Vice President (COO) of Grupo RBS and from January 2010 to April 2014 he was CEO of Bunge Brasil. From 2016 to 2018 he was CEO of Petrobrás - Petróleo Brasileiro SA during the period between 2016 and 2018, a company where he also served as a member (1999 - 2002) and President (2002 - 2016) of the Board of Directors. He was also Chairman of the Board of Directors of listed and unlisted companies, including B3 - Brasil, Bolsa Balcão, Duratex, Banco do Brasil, among others. He is currently Chairman of the Board of Directors of General Atlantic in Brazil, a partner at EB Capital, and a member of the boards of directors of Prumo SA, Continental Grain Corporation and Syngenta AG. Mr. Pedro Parente has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceedings or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing an activity professional or commercial.

Ivandré Motiel da Silva - 449.975.660-04

Mr. Ivandré Motiel da Silva graduated in Economic Sciences, with a postgraduate degree in Finance from the Pontifical Catholic University of Rio Grande do Sul (PUC-RGS) and a Masters in Economics from the University of Brasília (UNB), in addition to having taken several courses in training and specialization for Directors with a focus on corporate governance, management and capital markets by the Brazilian Institute of Corporate Governance (IBGC) and Fundação Dom Cabral. He served as Deputy Secretary of the Economic Policy Secretariat in the Ministry of Finance from December 2015 to January 2019, in addition to serving as Executive Manager of the Agribusiness Directorate (2012 - 2015) and Vice President of Agribusiness (2019 - 2020) of the Banco do Brasil SA Mr. Ivandré Motiel Silva has also held the position of member of the Board of Directors of Mapfre BB SH1 Participações (BrasilSeg) from January 2019 until January 2020. He currently holds the position of CEO of BrasilSeg. Mr. Ivandré Motiel da Silva has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from the practice of any professional or commercial activity.

Roberto Rodrigues - 012.091.598-72

Mr. Roberto Rodrigues is an Agricultural Engineer graduated from the Luiz de Queiroz School of Agriculture - ESALQ-USP in 1965. He is Doctor Honoris Causa from Universidade Estadual Paulista Júlio de Mesquita Filho - UNESP, obtaining this title in 1998. He was a member of the Board of Directors of Minerva SA and professor at UNESP from 1967 to 2012 and has been a member of the Advisory Board of the Organization of Cooperatives of the State of São Paulo - OCESP since 1990 (non-profit association that is the institutional body of the cooperative system of Sao Paulo). He was also President of the Organization of Brazilian Cooperatives between 1985 and 1991, of the Brazilian Rural Society between 1994 and 1996, of the Brazilian Agribusiness Association between 1999 and 2002, of the International Cooperative Alliance between 1997 and 2001. In addition, he was Minister of Agriculture of Brazil from 2003 to 2006 and President of the Agribusiness Council of the Federation of Industries of the State of São Paulo - COSAG FIESP, a position he held between 2006 and 2012. He is currently an advisor to COSAG FIESP. Finally, he works since 2006 as Coordinator of the Agribusiness Center of the School of Economics of São Paulo at Fundação Getúlio Vargas - FGV. In addition to the management positions mentioned above, Mr. Roberto Rodrigues is a managing partner of Agroerg Investimentos e Serviços Ltda. In addition to being a director of the Company, Mr. Roberto Rodrigues also holds the position of coordinator of the Company’s Quality and Sustainability Committee. Mr. Roberto Rodrigues has not suffered, in the last five years, any (i) criminal conviction, (ii) in a CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing an activity professional or commercial.

Marcelo F. Bacci - 165.903.168-05

Mr. Marcelo F. Bacci holds a degree in Public Administration from Fundação Getúlio Vargas - FGV, as well as an MBA in Finance and Capital Markets from IBMEC - Brazilian Institute of Capital Markets and the title of  “Master”  in  Business Administration  through the  Stanford Graduate School of Business,  also holding certificates focused on the effectiveness of the Boards of Directors and Public and Global Management by institutions such as  Harvard Business of School  and  Stanford GSB  . Mr. Marcelo F. Bacci was elected one of the most admired CFOs in Brazil by Análise Editorial Magazine in the years 2017, 2018 and 2019 and was the winner of the IBEF 2018 Equilibrist Award (CFO of the year). He held several positions at UNIBANCO - União de Bancos Brasileiros, starting his career as a Trainee in 1991, later he held the positions of  Associate - Corporate Finance  (1991–1993), International Capital Market Manager (1994-1997) and International Treasury Manager (1998). As a result, he worked at several companies, acting as  Summer Associate - Financial Institutions Group  at Lehman Brothers, INC.; Financial Manager (2000-2001), Director of Finance and Administration (2001-2004) and Executive Director - CFO (2004-2005) at PROMON S / A; also occupied the positions of CFO -  Northern Latin America  (2005-2009) and CFO -  Bioserv  (2009-2011) by Louis Dreyfus  Company  . He is currently the CFO of Suzano  Group,  company in which he has worked for more than 09 years, and holds the position of member of the Board of Directors of Vracel Celulose SA He has already served on the Boards of Directors of companies such as Biosev, Terminal de Exportação de Açúcar Guarujá (TEAG), Companhia Nacional de Açúcar and Alcohol (CNAA) and Trópico Sistemas. Mr. Marcelo F. Bacci has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity.

12.6. State in table form the participation rate of each member of the board of directors or fiscal council over the last year at the meetings held by the respective body in the same period after taking up the position

Body	Member	Percentage of Participation
Board of Directors	Pedro Puellen Parente	100%
Board of Directors	Augusto Marques da Cruz Filho	100%
Board of Directors	José Luis Osório	96.87%
Board of Directors	Roberto Rodrigues	96.87%
Board of Directors	Luiz Fernando Furlan ("Mr.	100%
Board of Directors	Dan Ioschpe	100%
Board of Directors	Flávia Buarque de Almeida ("Mrs.	100%

12.7. Provide the information mentioned in item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

See items 12.5 and 12.6 above.

12.8. State the participation rate of each member of the statutory committees, as well as audit, risk, finance and remuneration committees, even if such committees or structures are not statutory, state, in a table format, the percentage rate at meetings carried out by the respective body in the same period, that have occurred after entering the position

Body	Member	Percentage of Participation
Quality and Sustainability Committee	José Luis Osório	100%
	Roberto Rodrigues	100%
	Luiz Fernando Furlan	100%
Finance and Risk Management Committee	Dan Ioschpe	100%
People, Governance, Organization and Culture Committee: Messrs.	*Flávia Buarque de Almeida	100%
	Roberto Rodrigues	100%
	Augusto Marques da Cruz Filho	100%
	Dan Ioschpe	94.73%

*Mrs. Flavia Almeida is no longer Coordinator and member of the People, Governance, Organization and Culture Committee as approved in the Minutes of the Extraordinary Meeting of the Board of Directors held on December 10, 2019, when Mr. Augusto Marques joined the referred Committee and Mr. Dan Ioschpe was appointed as its Coordinator.

12.9.    Report the existence of marital relationship, stable union or kinship to the second degree:

a.         Company Management

b.         Company Management and managers of companies controlled, directly or indirectly

c.         Company Management or managers of companies controlled, directly or indirectly and direct or indirect Controllers of the Company

d.   Company Management and managers of companies controlled, directly or indirectly by the Company

Not applicable. Candidates for members of the Board of Directors do not have any of the relationships mentioned in this Item 12.9.

12.10.  Report relationships of subordination, service provision or control maintained over the past 3 years between the Company´s management and:

a.     company controlled directly or indirectly by the Company, with the exception of those in which the Company holds all the share capital, directly or indirectly

b.     direct or indirect controller of the Company

c.     if relevant, supplier, customer, debtor or creditor of the Company, its subsidiary or controller or companies controlled by any of these people

Not applicable. The Company does not have any of the relationships mentioned in this Item 12.10.

III.2 INFORMATION ON THE NAMES FOR POSTS IN THE COMPANY’S FISCAL COUNCIL

12.5 Composition and professional experience of the candidates to the positions of members of the Board of Directors

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Attilio Guaspari	20/10/1946	Belongs only to the Fiscal Council	04/29/2019	AGO/2020
610.204.868-72	Civil Engineer	45 - CF (Effective)	04/29/2019	No
No	14th term of office	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Maria Paula Soares Aranha	02/08/1957	Belongs only to the Fiscal Council	04/29/2019	AGO/2020
035.859.048-58	Banking and Economist	45 - CF (Effective)	04/29/2019	No
No	1st term of office	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
André Vicentini	05/25/1981	Belongs only to the Fiscal Council	04/29/2019	AGO/2020
283.726.668-06	Mechanical production engineer	45 - CF (Effective)	04/29/2019	no
No	1st term of office	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Susana Hanna Stiphan Jabra (sitting member)	08/27/1957	Belongs only to the Fiscal Council	04/29/2019	AGO/2020
037.148.408-18	Economist	48 - CF (Alternate)	04/29/2019	No
No	4th term of office	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Monica Hojaij Carvalho Molina	07/05/1969	Belongs only to the Fiscal Council	04/29/2019	AGO/2020
137.295.488-08	Administrator	48 - CF (Alternate)	04/29/2019	No
No	1st term of office	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Valdecyr Maciel Gomes	12/17/1954	Belongs only to the Fiscal Council	04/29/2019	AGO/2020
718.224.887-53	Lawyer	48 - CF (Alternate)	04/29/2019	No
No	2nd term of office	Yes

Attilio Guaspari - 610.204.868-72

Mr. Attilio holds a degree in engineering from the Polytechnic School of the University of São Paulo - USP and a master’s degree in Administration Sciences from UFRJ. He was a member of the Fiscal Council of the National Development Bank --BNDES and Chairman of the Fiscal Council and Fiscal Council of Perdigão and BRF, with the appointment of a financial specialist for the audit committee. He has extensive experience in the position of Internal Audit Officer, as Financial Director and member of the board of directors.  Mr. Attilio has not suffered, in the last five years, any (i) criminal conviction, (ii) in a CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing a professional activity or any commercial.

Maria Paula Soares Aranha - 035.859.048-58

Ms. Maria Paula holds a bachelor’s degree in business administration from FGV-EAESP, a postgraduate degree in business administration from FGV-EAESP, a postgraduate degree in accounting sciences from FGV-RJ, a master’s degree in Business Administration from the University of São Paulo - USP and a master’s degree in controllership and accountability by FEA / USP. He was a member of the Board of Directors of Fibria Celulose SA from 2013 to 2018, acting as coordinator of CAE - Statutory Fiscal Council, since its constitution. He was a member of the Board of Directors of Paranapanema SA from 2014 to 2016, also acting as coordinator of the Non-Statutory Fiscal Council of this company, tax advisor for two years at Fibria Celulose SA from 2011 to 2013 In addition to having worked for two years at Invepar SA from 2016 to 2018. He currently serves on the Hapvida Group’s Audit and Risk Committee, acting as a specialist in risk management and financial statements. She is a board member certified by the ICSS-A and participated in the Risk Management and Control Committee of the IBGC. She is a consultant specialized in controllership, internal controls and corporate management systems. She was an employee of Banco do Brasil from 1981 to 2007, where she served as Executive Manager of the Controllership Council and Distribution Directorate. He has experience working in financial institutions, promoting the creation of various models and the implementation and development of management systems. He has experience with planning, budgeting, costs, management accounting, risk management, management in the distribution of banking services, management of branch networks and terminal services. Ms. Maria Paula has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified her from practicing an activity professional or commercial.

André Vicentini - 283.726.668-06

Graduated in Mechanical Production Engineering from the Polytechnic School of the University of São Paulo - USP (2003). ALM Specializations (  Asset Liability Management  ) and in Risk Management by the BM & FBOVESPA Educational Institute (2010 and 2012). From January 2009 to March 2016, he served as Corporate Superintendent of Treasury and Financial Services at BM & FBOVESPA SA, being responsible for the financial management of Group companies, both locally and abroad, in the areas of treasury, financial planning, accounts payable, accounts receivable, credit and collection, reporting to the Chief Financial Officer and having under direct management two managers and a total team of 20 people. He was also responsible for the financial management of the pension fund, acting as Investment Director at Mercaprev (AETQ). From September 2006 to December 2008, he served as the Financial Management Manager of Telefônica SA,  responsible for the group’s financial operations in local and international markets, for the  cash management  and market risk protection structures, managing a Treasury and Structured Operations team composed of 6 people and reporting to the Chief Financial Officer. From September 2003 to September 2006, he served as Full Financial Analyst at Perdigão Agroindustrial, being a member of the Treasury responsible for cash flow management, feasibility analysis and pricing of structured transactions, derivatives and foreign trade transactions. Mr. André has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing a professional activity or any commercial.

Susana Hanna Stiphan Jabra - 037.148.408-18

Ms. Susana is an economist (FEA-USP) with an MBA in Finance (Insper). He has worked for more than 30 years in large and medium-sized companies, having participated in important operations carried out in the capital market. He was a sitting member of the Board of Directors of Tax Number (CPF)L Energia SA, Companhia Paulista de Força e Luz, Companhia Piratininga de Força e Luz and Tax Number (CPF)L Geração de Energia SA, Fras-Le SA, CSU Cardsystem SA, Telenorte Celular Participações SA , Bonaire Participações SA, among others. Tax Advisor to Tax Number (CPF)L Energia SA, JSL SA, Kepler Weber SA, Paranapanema SA, FERBASA, Universo Online SA, Banco Itau Unibanco SA, among others. She was a member of several advisory committees to the Board of Directors, including the Fiscal Council of BRF SA She is a member of the Management and Fiscal Council with certification by the Brazilian Institute of Corporate Governance (IBGC) and Mediator certified by GVLaw. Ms. Susana has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified her from practicing a professional activity or any commercial.

Mônica Hojaij Carvalho Molina - 137.295.488-08

Ms. Mônica Molina acts as  senior adviso  r in Business Strategy and M&A, as a managing partner of Condere since 2013, she has over 20 years of professional experience, including positions as statutory director, in medium and large companies - Agribusiness (Louis Dreyfus Group, Bertin), Telecommunications and Technology (BellSouth Intl, Datasul, Bematech, CSU) and White Line (Whirlpool). With double certification by IBGC, he has a seat on the Board of Directors of the state-owned Dataprev since July 2018 and on the Advisory Board of the Omni Group since May 2018. In 2016, he was an independent member of the Fiscal Council of CSU CardSystem. Elected by minority shareholders, she served as an alternate member of the Fiscal Council of the following publicly-held companies: Sonae Sierra, Mahle Metal Leve, SLC Agrícola, Lojas Americanas and Tegma Logística. Coauthor and teacher in the CFO Strategist course, in Executive Education at Insper-SP, has a postgraduate degree in Marketing from ESPM-SP and a degree in Business Administration from FEA-USP. Ms. Mônica Molina has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified her from the practice of an activity professional or commercial.

Valdecyr Maciel Gomes - 718.224.887-53

Mr. Valdecyr has a law degree from Universidade Federal Fluminense - UFF (1986), with a specialization in International Financial Law at Euromoney, Oxford University (1997) and participation in the Advanced Executive Program of the Kellogg School of Management at Northwestern University (2013). From March 2014 to September 2016, he served as  head  for Latin America and  Managing Partne  r from Brookfield Asset Management, responsible for defining the activity’s strategic plan, leading the asset purchase and sale negotiations; negotiate in conflict situations and develop solutions; hire, train, develop and evaluate the team; define investment and divestment strategies; propose changes and corrections in the strategy, for the preservation of value in adverse situations; supervise the execution of operations and the governance structure of the acquired assets; manage risk and take care of the company’s image. From March 2008 to September 2013, he was CEO and President of Brookfield Asset Management, as well as other companies in the group (Banco Brascan SA, Brookfield Serviços Financeiros Ltda., Brascan Corretora de Titulos e Valores Mobiliários, BRKB DTVM SA, BRKB Consultoria and Brookfield Gestão de Ativos Ltda.). From September 2013 to September 2016, he was Director and Vice President of Brookfield Asset Management, as well as: Director and Executive Vice President and Managing Partner of Brookfield Brasil Ltda. and Brookfield Participações Ltda.; Director of Brookfield Brazil Ltd. and Brookfield Brasil Asset Management Investimentos Ltda.; Director of Fisher Eagle Capital Investments LLC and Marlin Capital Investiments LLC. From 2008 to June 2011 he was Director of Brascan Holdings Plc, responsible for the constitution and management of the company, whose function was to raise funds abroad for investments in Brazil. From 2001 to 2008, he was Executive Vice President of Banco Brascan SA, having served as Legal Director of the same institution from 1997 to 2001. From 1990 to 1997, he served as tax inspector for the Municipality of Rio de Janeiro and as a lawyer for Brascan Brasil Ltda. From 1983 to 1990, he was a lawyer at Banco Garantia SA and, in 1982, he was an Army Officer of the Federal Government, as a troop commander. Mr. Valdecyr has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing a professional activity or any commercial.

12.6. State in table form the participation rate of each member of the board of directors or fiscal council over the last year at the meetings held by the respective body in the same period after taking up the position

Body	Member	Percentage of Participation
Fiscal Council	Attilio Guaspari	100%
Fiscal Council	Maria Paula Soares Aranha	100%
Fiscal Council	André Vicentini	100%

12.7. Provide the information mentioned in item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

Not applicable.

12.8. State the participation rate of each member of the statutory committees, as well as audit, risk, finance and remuneration committees, even if such committees or structures are not statutory, state, in a table format, the percentage rate at meetings carried out by the respective body in the same period, that have occurred after entering the position

Not applicable.

12.9. Report the existence of marital relationship, stable union or kinship to the second degree:

a.         Company Management

b.         Company Management and managers of companies controlled, directly or indirectly

c.         Company Management or managers of companies controlled, directly or indirectly and direct or indirect Controllers of the Company

d.         Company Management and managers of companies controlled, directly or indirectly by the Company

Not applicable. Candidates for members of the Fiscal Council do not have any of the relationships mentioned in this Item 12.9.

12.10. Report on subordination relationships, service provision or control held, in the past 3 financial years, between the managers of the issuer and:

a.     company controlled directly or indirectly by the Company, with the exception of those in which the Company holds all the share capital, directly or indirectly

b.     direct or indirect controller of the Company

c.     if relevant, supplier, customer, debtor or creditor of the Company, its subsidiary or controller or companies controlled by any of these people

Not applicable. The Company does not have any of the relationships mentioned in this Item 12.10.

BRF S.A.

Appendix IV - Information on the compensation of the Management and the Fiscal Council (Item 13 of the Reference Form, according to CVM Instruction No. 480, of December 7, 2009

13.     Management’s compensation

13.1 – Description of compensation policies or practices, including for the non-statutory management

(a)       purposes of the compensation policies or practices, informing whether the policy of compensation was formally approved, the body responsible for its approval, date of approval and, if the issuer discloses the policy, the places in the worldwide web where the document may be consulted

The Company’s compensation practices applicable to its management, including the Board of Directors members, Fiscal Council members and statutory and non-statutory officers, is intended to attract and retain the professionals that have qualification, competence and profile suitable to the business characteristics and needs. Likewise, it aims to create a plan of rewards and incentives that is appropriate to the sustainable conduction of the business, combining the shareholders’ strategic short and long-term interests with the best practices of management and governance.

It is also noteworthy that, the Company has a People, Governance, Organization and Culture Committee that, among other assignments, is responsible for analyzing, from time to time, the strategy of fixed and variable compensation adopted, issuing recommendations, and making modifications to be implemented in the compensation policy.  If the said Committee decides to modify the compensation policy, the suggestion of modification is submitted to the evaluation, review and approval of the Board of Directors.

The current compensation approach was formally approved at the Board of Directors meeting held on December 14, 2018

For further details regarding the methodology adopted, please see item b. (iii) below.

(b)      breakdown of compensation

(i)        description of the elements of the compensation and the objectives of each of them

Board of Directors

All Board of Directors members receive a fixed compensation consisting of 12 monthly payments, which is established in line with the legislation and market standards and aims to adequately compensate the Board of Directors members for their participation in meetings and their contributions to such corporate body.  For the Board’s chairman, a fixed compensation is established, which is different from the compensation of the other members, considering the function he or she performs.

When applicable, some members of the Board of Directors may also receive amounts related to direct and indirect benefits (medical and dental assistance, life insurance plan), severance benefits (clauses laid down in a non-compete agreement), post-employment benefits (private pension), additional compensation for their participation in committees and long-term incentives (stock-based compensation plan).

On an exceptional basis, we make an additional payment for directors coordinating an investigating committee for specific cases. As this committee is extinguished, any further fees will be automatically cancelled.

Fiscal Council

All members of the Fiscal Council receive a fixed compensation consisting in 12 monthly payments. The compensation is determined at the general shareholders’ meeting approving his/her election and may not be lower, for each member in office, than ten percent of the average compensation that is assigned to the Statutory Officers, disregarding benefits and other variable payments, as established in the Brazilian Corporate Law nº 6404, of December 15, 1976 (“Law 6406/76”). Alternate members do not receive any compensation whatsoever. They are only paid for the meetings they attend.

Board of Officers

The annual global compensation of the members of the Board of Officers is determined by the Board of Directors based on market standards (see item b. (iii) below) and is consisted in fixed compensation, short and long term variable compensation and may also contemplate eventual additional bonus with the intention to attract and retain such officers. Such structure aims to promote the sharing of the strategic planning and the results in a coherent, transparent form directed to the interests of the organization, the managers and shareholders.

The fixed compensation, consisted by 13 monthly payments and vacation bonus, aims to compensate the officers for the services rendered.

The Board of Officers’ compensation includes amounts related to direct and indirect benefits (medical and dental assistance, life insurance plan, medical check-up), severance commitments (fees related to non-compete, non-solicit and use of confidential information commitments), hiring and retentions bonus that may be necessary and benefits post-employment benefits (private pensions plans).

The Short-Term variable compensation is constituted and paid through our Profit and Result Sharing Program (PLR). It aims to be an incentive and to recognize the officers for the achievement of the Company’s short-term results.

Such kind of incentive is attached to the achievement of pre-established global goals and approved in the beginning of each financial year by the Board of Directors. The potential to be granted to each officer is based in multiple units of the monthly salary, goals of areas for which they are responsible and assessment of individual performance.

The long term variable compensation is constituted and paid through our stock option compensation plan, approved in the Ordinary and Extraordinary General Shareholders’ Meeting held on April 08, 2015, and the restricted stocks plan approved in the Ordinary and Extraordinary General Shareholders’ Meeting held on April 8, 2015 and modified in May 25, 2018, and the restricted stock plan and performance shares approved in the Ordinary and Extraordinary General Shareholders’ Meeting held on April 29, 2019. The aim of these plans is to attract, retain and motivate the executives and create value for the Company as well as to be an important mechanism for alignment with the shareholders’ interests in a long term.  The potential to be granted to each officer is based in multiple units of the monthly salary, global goals of the Company, determined by the Board of Directors, and assessment of individual performance. This compensation structure encourages the pursuit of results by the Board of Officers and recognizes the scope and achievement of pre-defined goals, directing actions to key indicators and triggers to guarantee the execution of strategy and creation of results to the Company.

Committees

Only members of the Board of Directors elected for composition of the Audit and Integrity Committee are entitled to fixed additional compensation by participation.  Since 2015, external members that are members of the Committees, as approved by the Board of Directors, are entitled to a fixed monthly compensation.

Other members of the Board of Directors or the Board of Officers (including non-statutory officers), or any other Company’s employee that participate in the other Committees are not entitled to any additional compensation.

(ii)       the proportion of each element in the total compensation

The proportion of each element in the total compensation in relation to the last three financial years is shown in the following tables:

2019	Fixed compensation	Variable compensation	Post-employment benefits	Benefits on leaving position	Compensation based on shares	Total
Board of Directors	69.0%	-	-	-	31%	100%
Fiscal Council	100%	-	-	-	-	100%
Board of Officers	37%	25%	22%	-	16%	100%
Non-Statutory Management	32%	30%	-	-	38%	100%
Audit and Integrity Committee	100%	-	-	-	-	100%
Strategy & Marketing Committee	100%	-	-	-	-	100%
People, Organization and Culture Committee	100%	-	-	-	-	100%
Finance and Risk Management Committee	100%	-	-	-	-	100%
Quality and Sustainability Committee	100%	-	-	-	-	100%

2018	Fixed compensation	Variable compensation	Post-employment benefits	Benefits on leaving position	Compensation based on shares	Total
Board of Directors	79.2%	-	-	-	20.8%	100%
Fiscal Council	100%	-	-	-	-	100%
Board of Officers	58.9%	9.7%	25%	-	6.4%	100%
Non-Statutory Management	47%	10%	-	-	43%	100%
Audit and Integrity Committee	100%	-	-	-	-	100%
Strategy & Marketing Committee	100%	-	-	-	-	100%
People, Organization and Culture Committee	100%	-	-	-	-	100%
Finance and Risk Management Committee	100%	-	-	-	-	100%
Quality and Sustainability Committee	100%	-	-	-	-	100%

2017	Fixed compensation	Variable compensation	Post-employment benefits	Benefits on leaving position	Compensation based on shares	Total
Board of Directors	100%	-	-	-	-	100%
Fiscal Council	100%	-	-	-	-	100%
Board of Officers	59%	-	0.5%	17.1%	35.3%	100%
Non-Statutory Management	69.8%	-	-	-	30.2%	100%
Fiscal Council	100%	-	-	-	-	100%
Finance, Governance and Sustainability Committee	100%	-	-	-	-	100%
People, Organization and Culture Committee	100%	-	-	-	-	100%
Strategy, M&A and Market Committee	100%	-	-	-	-	100%

(iii)      calculation and restatement methodology for each compensation element

The People, Organization and Culture Committee carries out an annual analysis of the fixed and variable compensation strategy to be adopted by the Company which is subsequently submitted for consideration, discussion and approval by the Board of Directors.

The compensation of the management (including members of the Committees) and members of the Fiscal Council is regularly compared with market practices (selection of large companies, mostly consumer goods, which have structured policies and good practices in human capital management, with good conditions of employment at all organizational levels and with a balanced compensation composition) through salary surveys conducted by specialist consultants, going beyond inflation monitoring, evaluating the need for adjustment to the compensation components.

The global compensation of the members of the Board of Directors, Fiscal Council and the Board of Officers is established by the general shareholders´ meeting, taking into consideration the points mentioned in the previous paragraph.

(iv)      reasons that justify the composition of the compensation

The Company’s policy distributes the fixed compensation components in a fair way to ensure alignment with market practices and governance system.

The variable compensation aims to reach and to go beyond corporate and individual goals, which leads to the sharing of risks and results.

In terms of the direct and indirect post-employment benefits, the management is treated under the same policies that apply to the Company’s other employees.

(v)       existence of members who are not remunerated by the Issuer and the reason for this fact

In December 2017 and in the period between January and April, 2018, one (1) member of the Board of Directors renounced the compensation arising from the exercise of this function, for he started to accumulate positions in the Board of Directors and in the Board of Officers of the Company. For this reason, in 2017 and 2018, there was one (1) member of the Board of Directors that did not receive compensation paid by BRF However, this condition was over with said member’s resignation on May 03, 2018.

Except for this member of the Board of Directors, in the financial years ended on December 31, 2017, 2018 and 2019, there were no members of the Board of Directors, Fiscal Council, Board of Officers and non-statutory management that, for any reason, did not receive compensation paid by the Company. In relation to the members of the Committees, as stated in item b. above, the participants in Committees who are not members of the Company management have received fixed compensation specifically for their participation in the Committee.

c.         key performance indicators used to determine each compensation element

In terms of fixed compensation, the Company’s approach is based on market surveys and specific performance indicators are not used.

To determine the amounts of the variable compensation of the executive management, their performance is considered by pre-established global and areas targets, such as EBIT, indebtedness levels, cash flow, adherence to quality standards, the budget and the indicators of people’s management.

(d)      how compensation is structured to reflect the development of the performance indicators

The members of the Board of Directors, Fiscal Council and the Committees are only eligible for fixed compensation and may be eligible limitedly to the stock based compensation programs. For the statutory and non-statutory officers, in relation to the variable compensation or short-term incentives, this element is linked to the Company’s performance indicators (global targets) and individual performance assessment. If the overall targets are achieved, the participant will be liable to an assessment of the individual goals (meeting individual and areas performance indicators) in order to receive the variable compensation.

(e)       how the compensation policy or practice is aligned to the issuer’s short, medium and long-term interests

The practice adopted by the company for the various components of compensation is aligned with the short, medium and long-term interests to the extent that defining the components of the compensation aims to align the interests of the Company and the management. The fixed compensation is set in line with market practices, as described above, aimed at retaining the professional.  The short-term variable compensation, which represents a significant portion of the total compensation, is linked to performance indicators achievable within a year. This determination is intended to compensate in line with the market but mainly in the terms of the Company’s growth and profitability, since the established goals, if achieved, result in the growth rate and profitability desired by the shareholders, conditioning the executive’s gain to business continuity, promoting an attitude of commitment and sustainability by the plan’s participants.

Furthermore, the compensation plans based on shares were created to strengthen the shareholders’ expectation of creating a long-term vision and commitment in the executives, promoting the knowledge, skills and behavior necessary for the longevity of the business as well as boosting the level of attraction and retention of its main executives.

Currently, the Chairman of the Board of Directors, Statutory and Non-Statutory Officers and Executive Managers are eligible for the stock-based compensation program. In terms of instruments, we have stock option plans, restricted shares and performance shares, although, in the past few years, we granted to the executives only restricted shares and performance shares, which in turn is an excellent instrument of alignment of interests linked to a target of generation of value to the shareholders.

(f)       existence of compensation plans for subsidiaries, controlled companies or direct or indirect controlling shareholders

 There is no compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders.

(g)      existence of compensation or benefits linked to a specific corporate event, such as sale of the Company’s controlling stake

There is no compensation or benefit linked to the occurrence of any specific corporate event, such as the sale of the Company's control.

(h)      practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and of the Board of Officers, indicating:

(i)        the bodies and committees of the issuer who participate of the decision-making process, identifying how they participate

The individual compensation of the Board of Directors and of the Board of Officers are periodically reviewed by the People, Governance, Organization and Culture Committee with the support of the Vice president of Human Resources and of the Global CEO, discussing the general principles of the policy of compensation and recommending to the Board of Directors its adjustment or improvement.

(ii)       criteria and methodology used for establishment of the individual compensation, indicating if there is the use of studies for verification of the practices of the market, and, if positive, the criteria of comparison and the scope of these studies

The individual compensation of the management (including members of the Committees) and members of the Fiscal Council is periodically compared to the practices of the market (selection of large companies, in its majority of consumer goods, that have structured policies and good practices in the management of human capital, with good conditions of work in all organizational levels and that have a balances composition of compensation), through salary research made by means of specialized consultancies, besides the monitoring of inflation of the period, evaluating the need of adjustment in the components of compensation.

(iii)      with what frequency and how the Board of Directors evaluates the adequacy of the policy of compensation of the Company

The People, Governance, Organization and Culture Committee, advisory body of the Board of Directors of the Company, evaluates annually the policy and practice of compensation of the management and employees of BRF and, if they deem necessary, submit to the Board of Directors recommendation of modification in the compensation hitherto adopted.

13.2 - Total compensation of the Board of Directors, Board of Officers and Fiscal Council

For the 2020 Financial year, the proposal is to set a global compensation of up to BRL 124.3 million, considering the members of the Board of Directors and up to 8 (eight) Statutory Officers.

In 2019, we had the election of 5 statutory officers in the middle of the year, so the impact of their pro-labore does not reflect the entire year, but only after the election. For 2020 we are projecting the complete picture over the entire year.

Total compensation planned for the current Financial Year — 12/31/2020 – Annual Amounts – in thousand BRL
	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	10.00	8.00	3.00	21.00
Total number of remunerated members	10.00	8.00	3.00	21.00
Annual fixed compensation
Salary or pro-labore	12,139	27,728	798	40,664
Direct and indirect benefits	159	1,789	0.00	1,948
Participation in Committees	2,120	0	0.00	2,120
Others	2,789	10,859	199	13,847
Description of other fixed compensation	INSS	INSS FGTS Employers’ charges Provisions of Vacation and of 13th Salary	INSS
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit-sharing	0.00	22,936	0.00	22,936
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	0.00	0.00	0.00
Job severance	0.00	12,355	0.00	12,355
Based on shares	6,790	23,642	0.00	31,321
Note	The total number of members of each body corresponds to the average annual number of members of each body, checked monthly. O amount includes INSS	The total number of members of each body corresponds to the average annual number of members of each body, checked monthly.	The total number of members of each body corresponds to the average annual number of members of each body, checked monthly.
Total compensation	23,997	99,308	997	124,302

Total compensation planned for the Financial Year ended on 12/31/2019 – Annual Amounts – in thousand BRL
	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	10.00	8.00	3.00	21.00
Total number of remunerated members	10.00	8.00	3.00	21.00
Annual fixed compensation
Salary or pro-labore	11,101	18,317	442	29,860
Direct and indirect benefits	153	1,320	0.00	1,473
Participation in Committees	898	0	0.00	898
Others	11,101	8,338	89	10,826
Description of other fixed compensation	INSS	INSS FGTS Employers’ charges Provisions of Vacation and of 13th Salary	INSS
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit-sharing	0.00	19,176	0.00	19,176
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	2,399	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	0.00	0.00	0.00
Job severance	0.00	16,275	0.00	16,275
Based on shares	9,631	12,052	0.00	18,339
Note	The total number of members of each body corresponds to the average annual number of members of each body, checked monthly. O amount includes INSS	The total number of members of each body corresponds to the average annual number of members of each body, checked monthly.	The total number of members of each body corresponds to the average annual number of members of each body, checked monthly.
Total compensation	20,838	75,478	531	96,848

Total compensation planned for the Financial Year ended on 12/31/2019 – Annual Amounts – in thousand BRL
	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	10.00	4.33	3.00	17.33
Total number of remunerated members	9.66	4.33	3.00	16.99
Annual fixed compensation
Salary or pro-labore	8,622	18,565	510	27,697
Direct and indirect benefits	153	645	0.00	798
Participation in Committees	876	0.00	0.00	876
Others	1,874	4,536	102	6,512
Description of other fixed compensation	INSS	INSS FGTS Employers’ charges Provisions of Vacation and of 13th Salary	INSS
Variable compensation
Bonus	0.00	3,912	0.00	3,912
Profit-sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	0.00	0.00	0.00
Job severance	0.00	10,070	0.00	10,070
Based on shares	3,025	2,596	0.00	5,621
Note	The total number of members of each body corresponds to the average annual number of members of each body, checked monthly.	The total number of members of each body corresponds to the average annual number of members of each body, checked monthly.	The total number of members of each body corresponds to the average annual number of members of each body, checked monthly.
Total compensation	14,549	40,324	612	55,484

Total compensation planned for the Financial Year ended on 12/31/2017 – Annual Amounts
	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	9.42	6.17	3.00	18.59
Total number of remunerated members	9.42	6.17	3.00	18.59
Annual fixed compensation
Salary or pro-labore	6,887,892.36	15,414,203.13	522,646.00	22,824,741.49
Direct and indirect benefits	2,118.00	966,320.82	0.00	968,438.82
Participation in Committees	0.00	0.00	0.00	0.00
Others	1,377,578.44	6,219,204.96	104,529.20	7,701,312.60
Description of other fixed compensation	Burden Charges BRF (%) INSS Company 20.00	INSS FGTS Employers’ charges Provisions of Vacation and of 13th Salary *Incidence on fees to the Board of Officers	Burden Charges BRF (%) INSS Company 20.00
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit-sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	246,108.00	0.00	246,108.00
Job severance	0.00	8,172,667.00	0.00	8,172,667.00
Based on shares	0.00	16,906,126.98	0.00	16,906,126.98
Note	The total number of members of each body corresponds to the average annual number of members of each body, checked monthly.	The total number of members of each body corresponds to the average annual number of members of each body, checked monthly.	The total number of members of each body corresponds to the average annual number of members of each body, checked monthly.
Total compensation	8,267,588.80	47,924,630.89	627,175.20	56,819,394.89

13.3 - Variable compensation of the Board of Directors, Board of Officers and Fiscal Council

YEAR: 2020	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	10.00	4.00	3.00	17.00
Total number of remunerated members	10.00	4.00	3.00	17.00
In relation to the bonus
i - Minimum amount as per the compensation plan	N/A	N/A	N/A	N/A
ii - Maximum amount as per the compensation plan	N/A	N/A	N/A	N/A
iii - Amount as per the compensation plan should the established targets be achieved	N/A	N/A	N/A	N/A
In relation to profit sharing
i - Minimum amount as per the compensation plan	NA	0	NA	0
ii - Maximum amount as per the compensation plan	NA	28,669	NA	28,669
iii - Amount as per the compensation plan should the established targets be achieved	NA	19,113	NA	19,113

YEAR: 2019	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	10.00	8.00	3.00	21.00
Total number of remunerated members	10.00	8.00	3.00	21.00
In relation to the bonus
i - Minimum amount as per the compensation plan	N/A	N/A	N/A	N/A
ii - Maximum amount as per the compensation plan	N/A	N/A	N/A	N/A
iii - Amount as per the compensation plan should the established targets be achieved	N/A	N/A	N/A	N/A
In relation to profit sharing
i - Minimum amount as per the compensation plan	NA	0	NA	0
ii - Maximum amount as per the compensation plan	NA	19,944	NA	19,944
iii - Amount as per the compensation plan should the established targets be achieved	NA	16,620	NA	16,620
iv – Amount effectively acknowledged in the result of the year	NA	19,176	NA	19,176

YEAR: 2018	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	10.00	6.00	3.00	19.00
Total number of remunerated members	9.66	4.33	0.00	16.99
In relation to the bonus
i - Minimum amount as per the compensation plan	N/A	N/A	N/A	N/A
ii - Maximum amount as per the compensation plan	N/A	N/A	N/A	N/A
iii - Amount as per the compensation plan should the established targets be achieved	N/A	3,912,000	N/A	N/A
In relation to profit sharing
i - Minimum amount as per the compensation plan	NA	0	NA	0
ii - Maximum amount as per the compensation plan	NA	17,141,850	NA	17,141,850
iii - Amount as per the compensation plan should the established targets be achieved	NA	17,141,850	NA	17,141,850
iv – Amount effectively acknowledged in the result of the year	NA	0	NA	0

YEAR: 2017	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	9.42	6.17	3.00	18.58
Total number of remunerated members	0.00	6.17	0.00	6.17
In relation to the bonus
i - Minimum amount as per the compensation plan	N/A	N/A	N/A	N/A
ii - Maximum amount as per the compensation plan	N/A	N/A	N/A	N/A
iii — Amount as per the compensation plan should the established targets be achieved	N/A	N/A	N/A	N/A
iv — Amount effectively acknowledged in the result of the year	N/A	N/A	N/A	N/A
In relation to profit sharing
i - Minimum amount as per the compensation plan	NA	20,299,936.00	NA	20,299,936.00
ii - Maximum amount as per the compensation plan	NA	20,299,936.00	NA	20,299,936.00
iii — Amount as per the compensation plan should the established targets be achieved	NA	20,299,936.00	NA	20,299,936.00
iv – Amount effectively acknowledged in the result of the year	NA	0.00	NA	0.00

13.4 - Compensation plan based on shares of the Board of Directors and Board of Officers

1)        Stock Options Plan – Approved at the General and Special Shareholders’ Meeting of April 8, 2015

a.         General terms and conditions

The Company’s Stock Options Purchase Plan approved by the General Shareholders Meeting held on April 8, 2015, is open to the statutory and non-statutory Officers and people holding other positions within the Company and/or its subsidiaries. Members of the Board of Directors may not be elected as beneficiaries of the options of this plan although Board members who are also members of the Board of Officers may, in their role as officers, receive grants of options by the Company.

The instrument that refers to the Stock Options Plan is based on the concept of stock options which are granted by the Company to the executive as a right (but not an obligation) to buy company shares at pre-defined prices (strike price) and terms.

Approval of the list of participants and the number of options to be granted will be determined by the Board annually and be linked to achieving pre-defined results for the Company and the rise in value of the Company’s business.  The participation of the executive in a cycle in which options are granted does not guarantee his/her participation in subsequent grants.

To determine the number of stock options in this instrument, the calculation concept is used in which, once an expected appreciation of the Company's share price has been achieved within the vesting period, the gain resulting from the option will be equal to the level of the executive’s target. In this concept, the participant only reaches his/her potential gain if the shareholders’ expectations in the terms of the rise in value of the business are reached.

The participants in the Stock Options Plan must sign individual contracts with the Company to obtain the option to buy the shares, through which the participant acquires the right to buy the Company shares, a right that is personal and non-transferable.

The Board of Directors will be responsible for administering the Stock Options Plan, respecting the applicable legal requirements and the limits of the maximum dilution authorized by the shareholders’ meeting.  The Board of Directors will also be responsible for setting up a special committee to advise it in running the plan.

b.         Main objectives of the plan

The Stock Options Purchase Plan aims to allow the beneficiaries, subject to certain conditions, to acquire Company shares in order to: a. encourage the expansion, success and achievement of the Company’s corporate objectives; b. align the interests of the Company shareholders to those of the beneficiaries; c. allow the Company or others under its control to attract and retain the beneficiaries and encourage the creation of value; and (d) share risks and gains equally between shareholders and the beneficiaries.

c.         How the plan contributes to these objectives

By establishing a differentiated and competitive investment opportunity for its executives, the Company expects to align the actions of the beneficiaries of the plan to the vision of the shareholders and investors in the Company, conditioning the long-term gain of the executive to the continuation of the business and, by doing so, promoting a sustainable and committed attitude by the beneficiaries of the Stock Option Plan.

d.         How the plan fits into the Company’s compensation policy

The Stock Options Plan intends to top up the compensation package of its executives, reinforcing the level of attraction and retention of its main executives, as described in item 13.1. of this Reference Form.

e.         How the plan aligns the interests of the management and Company in the short, medium and long terms

The implementation of the Stock Options Plan strengthens the expectation of the Company´s shareholder and investor by creating a long-term vision and commitment in the executive, promoting the knowledge, skills and performance necessary for the continuation of the business.

The exercise of the Options granted can only occur one (1) year from the grant date representing a maximum of 1/4 of the options each year and may do so for a period of up to six years, so that the beneficiaries are committed to the continued appreciation of the Company's shares in the short, medium and long term.

f.         Maximum number of shares involved

The maximum number of shares that may be the object of the stock options granted is equivalent to 2% of the total number of shares issued by the Company, corresponding to 16,249,465 shares on December 31, 2018.

g.         Maximum number of options to be granted

The maximum number of options to be granted will not exceed the maximum number of shares that may be the object of stock option grants which is equivalent to 2% of the total number of Company shares, corresponding to 16,249,465 shares on December 31, 2018.

h.         Shares acquisition terms

The Board of Directors, annually or whenever it judges convenient, will fix the strike price of each option and the payment conditions, establishing the terms and conditions of exercise of each option and impose any other conditions related to these options, provided that the strike price will never be lower than the average price at the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), weighted by the trading volume, in the twenty (20) trading sessions prior to the  grant date, restated by the IPCA, or another index to be decided by the Board of Directors.

Each stock option entitles the beneficiary to acquire one share in the Company, subject to the terms and conditions set forth in the respective option contract.

The granting of stock options under the Plan is carried out by the signing of contracts granting the stock options between the Company and the beneficiaries, which will specify, without prejudice to other conditions determined by the Board: a. the number of options granted; b. the Company's performance goals and other terms and conditions to acquire the right to exercise the options; c. the deadline for exercising the options; and (d) the strike price and payment terms.

The Board of Directors may make the exercise of the option dependent on certain conditions and impose restrictions on the transfer of shares acquired through the exercise of the options and may also reserve for the Company repurchase options and/or preferential rights should the beneficiary sell these same shares.

Without prejudice to what is stated above, during the period of one year from the exercise date of the option, the beneficiaries may not sell, assign and/or offer for sale the shares acquired through the exercise of options. Should the beneficiary not have the resources needed to pay for the exercise of the options, the sale of the shares needed to pay for the exercise of the options plus costs and taxes will be permitted.  The number of shares subject to the restriction on selling will be calculated according to the terms and conditions established in the plan.

The option contracts will be concluded individually with each beneficiary, and the Board of Directors may establish differentiated terms and conditions for each option contract, without needing to apply any rule of equality or analogy between the beneficiaries, even if they are in similar or identical situations.

The beneficiary who wishes to exercise the option must notify the Company in writing of his/her intention to do so and indicate the number of options he/she wishes to exercise, in line with the communication model to be disclosed by the Board of Directors at the appropriate time.

i.          Criteria to set the acquisition or strike price

The strike price of the stock options granted within the terms of the plan will be determined by the Board of Directors on the grant date and will never be lower than the average price at the B3, weighted by the trading volume, in the twenty (20) trading sessions prior to the grant date, restated by the Amplified Consumer Price Index released by the Brazilian Institute of Geography and Statistics (IBGE) or another index to be decided by the Board of Directors.

j.          Criteria for setting the option term

Without prejudice to the other terms and conditions set forth in the respective option contracts, the options will become exercisable providing the respective beneficiaries remain continuously linked in the company’s management or as company employees or employed by other companies under its control, for the period between the date the options were granted and the dates specified below, as follows:

(a)       1/4 of the options may be exercised from the first anniversary of the grant date;

(b)       1/4 of the options may be exercised from the second anniversary of the grant date;

(c)       c. 1/4 of the options may be exercised from the third anniversary of the grant date; and

(d)       1/4 of the options may be exercised from the fourth anniversary of the grant date.

The options will be exercisable until the last working day of the calendar year in which the sixth anniversary of the grant date is completed. Options not exercised within the stipulated terms and conditions will be considered automatically terminated, without any compensation right.

The Stock Option Plan will come into force on the date of its approval by the Company's general meeting and will remain in force for an indefinite period and may be terminated at any time by decision of the general meeting. The end of the plan will not affect the effectiveness of the options still in force that were granted based on it, nor the validity of any repurchase options and/or preferential rights in case of the sale by the beneficiary of these same shares and the ban on the sale mentioned in item “h” above.

k.         Form of settlement

The shares which are the object of the options will come from the issue of new shares within the limit of the authorized capital or from shares held in treasury, as the Board of Directors decides.

l.          Restrictions on share transfers

During the period of one year from the exercise date of the option, the beneficiaries may not sell, assign and/or offer for sale the shares acquired through the exercise of options.

The Board of Directors may impose restrictions on the transfer of the shares acquired through the exercise of the options and may also reserve for the Company repurchase options and/or preferential rights should the beneficiary sell these same shares.

m.        Criteria and events that will lead to suspension, alteration or termination of the plan

The Board of Directors may decide to suspend the right to exercise the options, whenever situations that restrict or prevent the trading of shares by the beneficiaries under the prevailing law or regulations.

The Board of Directors, in the interest of the Company and its shareholders, may revise the terms of the plan, provided it does not change its basic principles. Any significant legal change regarding the regulation of corporations, public companies, in the labor legislation and/or tax effects of an options plan, may lead to a full review of the plan.

The Stock Options Plan may be amended or terminated at any time by the general meeting of the Company.

n.         Effect of manager’s termination of employment with the Company on his/her rights arising from the compensation plan based on shares

The rules in the Stock Options Plan covering termination of employment are as follows:

1. In the event of the beneficiary leaving the Company at his/her wish as a result of: (i) being dismissed fairly, as stated in the Consolidated Labor Laws; or (ii) being dismissed from office for violating the managerial duties and responsibilities, as laid down in articles 153 to 157 of Law 6.404/76 and its subsequent amendments; or (iii) being negligent in the exercise of the managerial responsibilities; or (iv) being convicted of intentional crimes; or (v) the beneficiary carrying out dishonest or fraudulent acts against the Company or companies under its control; or (vi) any act or omission arising from the beneficiary’s malice or fault which is harmful to the Company´s business, image or financial situation, its shareholders, or any company under its control; or (vii) significant violation of the instrument that regulates the exercise of the term of office of a statutory manager agreed by the beneficiary with the Company and/or companies under its control or any additions to this instrument or contract; or (viii) failing to comply with the Company Bylaws and/or those of companies under its control and other corporate provisions applicable to the beneficiary, as a manager, all the options already exercised or not yet exercised under the respective option contract, on the date of his/her termination, will be automatically terminated, by right, regardless of prior advice or notification, and without any right to compensation.

2.         In the event of the beneficiary leaving the Company at his/her wish as a result of: (i) being dismissed without just cause or being dismissed from his/her position without any violation of the duties and responsibilities of a manager, or by the beneficiary´s own wish, resigning from the job and his/her position as manager: (i) the options not yet exercised under the respective option contract, on the date of his/her dismissal, will be automatically terminated, by right, regardless of prior advice or notification, and without any right to compensation; and (ii) the options already exercised in line with the respective option contract, on the date of his/her dismissal, may be exercised, within a period of 30 days from the dismissal date, after which they will be automatically terminated by right, regardless of prior advice or notification, and without any right to compensation.

3.         In the event of the beneficiary leaving the Company due to retirement or permanent disability: (i) the options not yet exercised under the respective option contract, on the date of his/her dismissal, will be automatically terminated; and (ii) the options already exercised in line with the respective option contract, on the date of his/her dismissal, may be exercised, within a period of 60 days from the dismissal date, after which they will be  automatically terminated by right, regardless of prior advice or notification, and without any right to compensation.

4.         In the event of the beneficiary leaving the Company due to death: (i) the options not yet exercised under the respective option contract, on the date of his/her dismissal, will become automatically exercisable and may be exercised by the beneficiary's legal heirs and successors within six months from the date of the severance, after which they will be automatically terminated, as of right, regardless of any prior warning or notification, and without any right to compensation; and (ii) the options that may be exercised within the respective option contract, on the date of his/her death, may be exercised by the beneficiary's legal heirs and successors within six months from the date of the severance, after which they will be automatically terminated, as of right, regardless of any prior warning or notification, and without any right to compensation.

2)        Restricted Stocks Plan/Performance Shares – Approved at the General and Special Shareholders’ Meeting of April 8, 2015 and amended at the General and Special Shareholders’ Meeting of April 26, 2017, Special Shareholders’ Meeting of May 25, 2018 and General and Special Shareholders’ Meeting of April 29, 2019.

a.         General terms and conditions

The Company’s Restricted Stocks Plan approved by the general shareholders’ meeting held on April 8, 2015 and amended by the general shareholders’ meetings held on April 26, 2017, May 25, 2018 and April 29, 2019, is open to the members of the Board of Directors, statutory and non-statutory officers and people holding other positions within the Company and/or its subsidiaries. Members of the Board of Directors that are also officers are only entitled to the grant of restricted shares of the Company as officers.

The instrument of the Restricted Stocks/Performance Shares Plan consists of granting restricted shares to the participants, in line with the proportion between the amount spent by the participant who is eligible to acquire Company shares on the B3 (parity share) and the net amount of the authorized sums, as applicable, in the year of the acquisition or to any other conditional criteria that the Board of Directors may deem appropriate.  These authorized sums are deemed to be profit sharing, hiring bonus and other amounts (not including salary) authorized by the Board of Directors for investment by the beneficiary.

The Board of Directors may establish differentiated terms and conditions for each grant contract, without needing to apply any rule of equality or analogy between the beneficiaries, even if they are in similar or identical situations.

Approval of the list of participants and the number of shares to be granted will be determined by the Board annually and will be linked to achieving predefined results for the Company and the valuation of the Company’s business. The participation of the executive in a grant cycle does not guarantee their participation in subsequent grants. The participation of the executive in a cycle in which options are granted does not guarantee his/her participation in subsequent grants.

Participants in the Restricted Stocks/Performance Shares Plan must sign individual contracts with the Company granting the restricted shares, through which the participant acquires the right to the Company's restricted shares, a right that is personal and not transferable.

The Board of Directors will be responsible for managing the Restricted Stocks/Performance Shares Plan, within what is provided by the Bylaws and applicable legislation, as well as within the limits of the managers global compensation and maximum dilution limits authorized by the shareholders’ meeting.  It will also establish a special Committee to advise it in managing the Restricted Stocks/Performance Shares Plan.

b.         Main objectives of the plan

The Restricted Stocks/Performance Shares Plan aims to allow those who are eligible to be beneficiaries to acquire shares of the Company, in order to: a. encourage the expansion, success and achievement of the company´s corporate objectives; b. align the interests of shareholders of the Company and the beneficiaries; and c. allow the Company or other companies under its control to attract and retain those eligible.

c.         How the plan contributes to these objectives

By establishing a differentiated and competitive investment opportunity for its executives, the Company expects to align the actions of the participants in this long-term share plan to the vision of the shareholders and investors in the Company, conditioning the executive’s long-term gain to the continuation of business, thereby promoting a sustainable and committed attitude by the participants in this plan.

d.         How the plan fits into the Company’s compensation policy

The Restricted Stocks/Performance Shares Plan is intended to top up the compensation package of its executives, reinforcing the level of alignment and retention of the Company’s main executives, as described in item 13.1 of this Reference Form.

e.         How the plan aligns the interests of the management and Company in the short, medium and long terms

The implementation of the Restricted Stocks/Performance Shares Plan aims to strengthen the expectation of the shareholder and investor in the Company to create the vision and long-term commitment of the executive, promoting knowledge, skills and performance needed for the continuation of business.

f.         Maximum number of shares involved

The maximum number of shares that may be the object of the plan is equivalent to 0.5% of the total number of shares issued by the Company, corresponding to 4,062,366 shares as of December 31, 2019.

g.         Maximum number of options to be granted

The Restricted Stocks/Performance Shares Plan involves the granting of shares and not options to buy shares.

h.         Shares acquisition terms

The Board of Directors will make the granting of restricted shares acquisitions by the beneficiary, using his/her variable compensation, conditional on the terms and conditions established in the Restricted Stocks/Performance Shares Plan.

The rights of the beneficiaries in relation to the restricted shares/performance shares will only be fully acquired if the following conditions are verified in a cumulative form:

(i)        The beneficiaries remain continuously associated as a manager or employee of the Company for the period to be defined by the Board of Directors; and

(ii)       The Company achieves a corporate performance indicator that is in line with the Company’s and the shareholders’ long-term interests. This indicator will be defined by the Board of Directors in their grant contracts, which will be determined at the end of each anniversary of the grant date in the period to be defined by the Board of Directors, under the terms of item a. above.

Once these above-mentioned conditions are satisfied, and acting within the legal requirements and applicable regulations, the Company will transfer the respective restricted shares to the beneficiary at no cost to him/her.

Furthermore, the Board of Directors may make the acquisition of rights related to the restricted shares subject to certain conditions and impose restrictions on their transfer. It may also reserve for the Company buyback options and/or preference rights should the beneficiary sell these same restricted shares.

While the restricted share/performance share rights are not fully acquired under the terms and conditions established above, the beneficiary may not engage, sell, grant or transfer, directly or indirectly, the Company shares acquired with his/her variable compensation.

i.          Criteria to set the acquisition or strike price

The Restricted Stocks/Performance Shares Plan provides for the grant of shares and not stock options. The restricted shares/performance shares will be granted without any cost to the beneficiary within the terms and conditions described above.

j.          Criteria for setting the option term

The rights of the beneficiaries in relation to the restricted shares will only be fully acquired after the third anniversary of the grant date and if the conditions described in item “h” above are verified.  The setting of the exercise period took into account market practices as well as the average period needed for the management of the beneficiaries to have an impact on the appreciation of the shares and the Company’s growth.

Furthermore, the Board of Directors may make the acquisition of rights related to the restricted shares subject to certain conditions and impose restrictions on their transfer. It may also reserve for the Company buyback options and/or preference rights should the beneficiary sell these same restricted shares.

k.         Form of settlement

In order to satisfy the grant of restricted shares/performance shares within the Plan, the Company may, subject to the law and applicable regulations, sell shares held in treasury through a private operation at no cost to the beneficiaries. The Board of Directors may also set the payment of such amount in cash or shares, under the form to be established in the respective Grant Contract.

l.          Restrictions on share transfers

If the restricted share rights were not fully acquired under the terms and conditions established in item “h” above, the beneficiary may not engage, sell, grant or transfer, directly or indirectly, the Company shares acquired with his/her variable compensation.

The Board of Directors may also impose restrictions on the transfer of the restricted shares/performance shares and also reserve for the Company options for the repurchase and/or preference rights in cases where the beneficiary sells these restricted shares.

m.        Criteria and events that will lead to the suspension, alteration or termination of the plan

The Board of Directors may decide to suspend the right to exercise the options, whenever situations that, under the prevailing law or regulations, restrict or prevent the trading of shares by the beneficiaries.

Any significant legal change regarding the regulation of corporations, public companies, in the labor legislation and/or tax effects of a share granting plan, may lead to a full review of the Restricted Stocks Plan.

The Restricted Stocks/Performance Shares Plan may be terminated at any time by a decision of the general meeting of the Company.

n.         Effect of manager’s termination of employment with the Company on his/her rights arising from the stock-based compensation plan

According to the Restricted Stocks/Performance Shares Plan, the rules applying to termination of the Plan due to termination of employment are as follows:

1.         In the event of the beneficiary leaving the Company, the restricted shares that have not been fully acquired, will be automatically terminated, by right, regardless of prior advice or notification, and without any right to compensation.

2.         In the event of the beneficiary leaving the Company due to death, the restricted shares not fully acquired on the date of his/her dismissal will have their vesting period brought forward and, within the legal requirements and applicable regulations, the Company will transfer the respective restricted shares in the name of the beneficiary’s estate, or, if it has been ended, to the legal heirs and successors at no cost to them.

Regardless of the provisions in the above items, the Board of Directors may, at its sole discretion, whenever it believes that the corporate interests are better served by such a measure, not observe the rules stipulated in the above items and give a differentiated treatment to a determined beneficiary.

3)        Stock Option Plan and Additional Stock Option Plan (discontinued on March 31, 2015)

a.         General terms and conditions

The Company’s Stock Option Plan, approved by the general shareholders’ meeting held on March 31, 2010 and altered on April 24, 2012, April 9, 2013 and April 3, 2014, and discontinued on March 31, 2015, consisted of two instruments: the Stock Option Plan and the Additional Stock Option Plan. The people eligible for these plans were the statutory and non-statutory officers and others working for the Company and/or its subsidiaries.

The first instrument is based on the concept of stock options granted by the Company to the executive as a right (but not an obligation) to buy Company shares at pre-defined prices (strike price) and terms.

The second instrument, which is optional for the executive, consists of granting stock options at a proportion between the amount spent by the eligible participant to acquire Company shares on the stock market where they are traded and the net amount of the profit sharing the beneficiary received from the Company or its subsidiary, as applicable, in the year of the acquisition.

The approval of the list of participants and the number of options to be granted will be determined by the Board annually and be linked to achieving pre-defined results for the Company and the valuation of the Company’s business. The participation of the executive in a cycle in which options are granted does not guarantee their participation in subsequent grants.

To determine the number of stock options in the Stock Options Plan, a calculation concept is used in which, once an expected appreciation of the Company's share price has within the vesting period, the gain resulting from the option will be equal to the level of the executive’s target.  In this concept, the participant only reaches his/her potential gain if the shareholders’ expectations in the terms of the rise in value of the business are reached.

In the Additional Stock Options Plan, the number of options to be granted to each participant was the result of the proportion of the amount spent by the eligible participant to acquire Company shares on the stock market, bought through broker’s orders, and the net amount of the profit sharing, hiring bonus and other amounts (not including salary) the beneficiary received from the Company or its subsidiaries, as applicable, in the year of the acquisition, in the following form:

beneficiaries who spent a proportional amount above or equal to 50% of the net amount of the profit sharing will be granted options equivalent to four times the number of parity shares;

beneficiaries who spent a proportional amount above or equal to 25% and below 50% of the net amount of the profit sharing will be granted options equivalent to twice the number of parity shares;

• beneficiaries who spent a proportional amount below 25% of the net amount of the profit sharing will be granted options equivalent to once the number of parity shares.

The participants in the Plan signed individual contracts with the Company to obtain the option to buy the shares, through which the participant acquires the right to buy the Company shares, a right that is personal and non-transferable.

The Board of Directors will be responsible for administering the Plan, respecting the applicable legal requirements and the limits of the maximum dilution authorized by the shareholders’ meeting.  The Board of Directors will also use the People, Organization and Culture Committee to advise it in running this activity.

b.         Main objectives of the plan

The Stock Options Plan and Additional Stock Options Plan were aimed at: a. attracting, retaining and motivating the participants; b. creating value for the company shareholders; and c. encouraging an entrepreneurial view of the business.

c.         How the plan contributes to these objectives

By establishing a differentiated and competitive investment opportunity for its executives, the Company expects to align the actions of the beneficiaries of the plan to the vision of the shareholders and investors in the Company, conditioning the long-term variable compensation of the executive to the continuation of the business and, by doing so, promoting a sustainable and committed attitude by the beneficiaries of this plan.

d.         How the plan fits into the Company’s compensation policy

The Stock Options Plan and Additional Stock Options Plan intended to top up the compensation package of its executives, reinforcing the level of attraction and retention of the Company’s main executives, as described in item 13.1 of this Reference Form.

e.         How the plan aligns the interests of the management and Company in the short, medium and long terms

The Stock Options Plan and Additional Stock Options Plan aimed to strengthen the expectation of the shareholder and the investor in the Company by creating a long-term vision and commitment in the executive, promoting the knowledge, skills and performance needed for the continuation of the business.

The exercise of the options granted within the two instruments can only occur one year from the grant date based on a maximum of 1/3 of the options each year and may do so for a period of up to five years, so that the beneficiaries are committed to the continued appreciation of the Company's shares in the short, medium and long term.

f.         Maximum number of shares involved

The maximum number of shares that may be the object of the Company’s Stock Options Plan and Additional Stock Options Plan is equivalent to 2.5% of the total number of shares issued by the Company, corresponding to 21,811,831 shares on the date when they were discontinued.  A total of 20,105,106 shares were included within the scope of these plans.

g.         Maximum number of options to be granted

The maximum number of options to be granted may not exceed the maximum number of shares that may be the object of stock option grants. Considered in a consolidated form, the number involved in the Stock Options Plan and Additional Stock Options Plan corresponds to 2.5% of the total number of Company shares, equivalent to 21,811,831 shares on the date when they were discontinued. The total number of options granted within the scope of these plans which were active and could be exercised within the maximum period for each came to 8,636,137 as of December 31, 2015.

h.         Conditions for acquiring the shares

To acquire shares, as stated in the granting contracts, the beneficiary will respect the vesting period, as described in item “j” below.  Once this has been done and, if the beneficiary is interested in exercising the option, it must be done in a written notification.

Should there be no legal impediment, the Board of Directors will, at its next ordinary meeting in the month following the notification of the exercise, undertake the respective increase in the Company´s share capital, within the authorized limit, or carry out all the actions needed to authorize the private negotiation of the shares held in treasury, in such a way as to grant the participant the shares referred to in the mature exercised options.

The Company will carry out all acts necessary in order to register the shares subscribed or purchased by the participant with the financial institution responsible for the bookkeeping of the shares.

The shares purchased or subscribed to will be entitled to dividends and other income as if they had been acquired on the same date at the B3.

The option exercise, conducted under the terms of this item, will be formalized by the signing of the subscription agreement, the contract to buy and sell the shares, or any other document that may be determined by the Board of Directors and/or the financial institution responsible for the book entry of the shares, which must contain the following information: a. the number of shares acquired or subscribed to; b. the strike price; and c. the method of payment.

Payment can be made by the beneficiary within five working days after registration of the shares in his/her name, with the beneficiary allowed to use the net balance of taxes on trading the shares acquired by exercising the options for the payment of the strike price.

i.          Criteria to set the acquisition or strike price

The strike price of the options was determined by the Board of Directors and is equivalent to the average price at the end of the trading day in the 20 previous trading sessions to the signature of the grant contract, with this rule valid for both plans.

The strike price will be restated on a monthly basis by the variation of the IPCA or any other price index chosen by the Board of Directors, from the date of granting the options to the month prior to the sending of the notification of the exercise of the options by the beneficiary.

j.          Criteria for setting the option term

The setting of the exercise period took into account market practices as well as the average period needed for the management of the beneficiaries to have an impact on the appreciation of the shares and the Company’s growth.

The options granted under the Stock Options Plan and the Additional Stock Options Plan may be exercised by the participants, subject to the minimum vesting periods shown below:

a.         up to 1/3 of the total of the options may be exercised one year after signing the options or additional share options contract, as applicable;

b.         up to 2/3 of the total of the options may be exercised two years after signing the options or additional share options contract, as applicable; and

c.         all options may be exercised three years after signing the options or additional share options contract, as applicable.

Once the time limits established above have passed, which may be extended at the sole discretion of the Board of Directors in the grant contract, the exercisable options will be considered mature options, thereby allowing the beneficiary who has acquired the right to exercise them at his/her sole discretion, subject to the maximum period of validity of the established options.

k.         Form of settlement

The shares which are the object of the options will come, as decided the Board of Directors, from the issue of new shares within the limit of the authorized capital or from shares held in treasury.

l.          Restrictions on share transfers

The shares acquired or subscribed to in line with the rules of the Stock Options Plan and the Additional Stock Option Plan and individual grants contracts are not subject to any restriction period and the beneficiary may trade them freely at any time.

m.        Criteria and events that will lead to suspension, alteration or termination of the plan

In the event of a corporate reorganization, whether by merger, consolidation or transformation of the Company, or the Company leaving the Novo Mercado segment, the Board of Directors will decide on how corporate restructuring will affect the options granted to the date of such an event date.

Furthermore, in case of changing the number of shares, either by grouping, split or bonus shares, the options and the strike price may also be adjusted at the discretion of the Board of Directors, in order to avoid any distortions and damage to the Company and/or the beneficiaries.

n.         Effect of manager’s termination of employment with the Company on his/her rights arising from the stock-based compensation plan

According to the Stock Options Plan and the Additional Stock Options Plan, the rules for dismissal from the company are as follows:

1.         In the event of the employment termination being voluntary or at the Company’s initiative without cause, the mature options will have their validity date brought forward and must be exercised within a maximum of 30 days of notification of the employment termination. The options which are not yet mature will be cancelled.

2.         In the event of the employment termination being at the Company’s initiative with a cause, all the options granted to the beneficiary, including but not limited to the mature options, will be cancelled from the notification of the termination.

3.         The cancelled options, as stated in items 1 and 2 above, will have no compensation right for the beneficiary.

4.         The stock option and additional option contracts will be terminated from the date of the beneficiary’s termination of employment, with such stock option and additional option contract termination bringing no compensation right to the beneficiary.

5.         The above provisions will not apply in the event of statutory officers not re-elected to their respective positions, providing they still remain on the staff of the Company and/or its subsidiaries, in which event the option contracts or additional option contracts, as applicable, will remain in effect with the same terms and conditions.

In cases of retirement for length of service or permanent disability of the beneficiary, the mature options may be exercised within the period of validity laid down in the option contract or additional option contract, as applicable. The options which are not yet mature will automatically be considered mature options immediately exercisable within the expiry date of 60 days from the date of dismissal from the Company. In the event of the beneficiary's death, the options will be transferred to the heirs and/or inheritors of the beneficiary, and the mature options may be exercised within a new period of validity of 12 months from the date of the beneficiary's death; and the options not yet exercisable would be immediately considered mature options and could be exercised within 12 months from the beneficiary’s death.

4)        Stock Option Plan (Performance Stock Option) (discontinued on March 31, 2015)

a.         General terms and conditions

The Company’s Stock Option Plan (Performance Stock Options), approved by the general shareholders’ meeting held on April 3, 2014 and discontinued on March 31, 2015 was directed at the statutory and non-statutory officers and others working for the Company and/or its subsidiaries who were eligible.

The instrument is based on the concept of stock options (performance stock options), in which the Company grants the executive a right (but not an obligation) to buy Company shares at pre-defined prices (strike price), subject to pre-defined periods and conditions based on the goals achieved.

Approval of the list of participants and the number of options to be granted will be determined by the Board annually and be linked to achieving pre-defined results for the Company, the appreciation of the Company’s business and determined corporate goals. The participation of the executive in a cycle in which options are granted does not guarantee their participation in subsequent grants.

To determine the number of stock options, a calculation concept was used in which, once an expected appreciation of the Company's share price and the corporate goals have been reached within the vesting period, the gain resulting from the option was equal to the level of the executive’s target.  In this concept, the participant only reached his/her potential gain if the shareholders’ expectations in the terms of the appreciation of the business were reached.

b.         Main objectives of the plan

The aim of the Stock Option Plan (Performance Stock Options) was to allow the beneficiaries, subject to certain conditions, to acquire Company shares to: a. encourage the expansion, success and achievement of the Company´s social objectives; b. align the interests of the Company shareholders to those of the beneficiaries; and c. allow the Company or others under its control to attract and retain the beneficiaries.

c.         How the plan contributes to these objectives

By establishing a differentiated and competitive investment opportunity for its executives, the Company expects to align the actions of the beneficiaries of the plan to the vision of the shareholders and investors in the Company, conditioning the long-term variable compensation of the executive to the continuation of the business and, by doing so, promoting a sustainable and committed attitude by the beneficiaries of the plan.

d.         How the plan fits into the Company’s compensation policy

The Stock Options Plan (Performance Stock Options) was intended to top up the compensation package of its executives, reinforcing the level of attraction and retention of its main executives, as described in item 13.1 of this Reference Form.

e.         How the plan aligns the interests of the management and Company in the short, medium and long terms

The Stock Options Plan (Performance Stock Options) aimed to strengthen the expectation of the shareholder and investor in the Company to create the long-term vision and commitment in the executive to create value and sustainable results for the Company in the short, medium and long term.

f.         Maximum number of shares involved

The maximum number of shares included that may be the object of the stock options plan is equivalent to 0.5% of the total number of shares issued by the Company, corresponding to 4,362,366 shares on the date when it was discontinued. Within the scope of this plan, a total of 1,251,238 shares were granted. There are no options active from the total of the granted options within the scope of this plan as of December 31, 2015.

g.         Maximum number of options to be granted

The maximum number of options to be granted may not exceed the maximum number of shares that can be the object of the stock options plan, which is equivalent to 0.5% of the total number of shares issued by the Company, corresponding to 4,362,366 shares on the date when it was discontinued.

h.         Conditions for acquiring the shares

The Board of Directors, on an annual basis or whenever it deems fit, has fixed the strike price of each option and the payment conditions, establishing the terms and conditions of exercise of each option and imposed other conditions related to these options.

Each stock option entitled the beneficiary to acquire one share of the Company, subject to the terms and conditions stated in the respective option contract.

The granting of stock options under the Stock Options Plan (Performance Stock Options) is carried out through stock option contracts between the Company and the beneficiaries, which will specify, without prejudice to other conditions determined by the Board of Directors: a. the number of options; (B) the Company's performance goals and other terms and conditions for acquiring the right to exercise the options; c. the deadline for exercising the options; and (d) the strike price and payment terms.

The Board of Directors, may make the exercise of option subject to certain conditions, as well as impose lock-up periods for trading part of the shares and other restrictions on the transfer of shares acquired through the exercise of the options, and can also reserve for the Company repurchase options and/or preferential rights should the beneficiary sell these same shares.

The option contracts will be agreed individually with each beneficiary and the Board of Directors may establish differentiated terms and conditions for each option contract, without needing to apply any rule of equality or analogy between the beneficiaries, even if they are in similar or identical situations.

The beneficiary who wishes to exercise the option must notify the Company in writing of his/her intention to do so and indicate the number of options he/she wishes to exercise, in line with the communication model to be disclosed by the Board of Directors.

i.          Criteria to set the acquisition or strike price

The strike price of the purchase options granted under the plan was determined by the Board of Directors on the grant date, provided that it could never be less than the average price of the Company's shares on the B3, weighted by the trading volume, in the 20 trading sessions prior to the grant date, restated according to the index chosen by the Board of Directors.

j.          Criteria for setting the strike period

The setting of the strike period took into account market practices and the average time needed for the beneficiaries’ management to bring about an appreciation of the shares and the Company’s growth.

Without prejudice to other terms and conditions established in the respective option contracts, the options will become exercisable after a vesting period of at least 18 months and a maximum of 24 months from the grant date, at the choice of the Board of Directors.

The options will be exercisable until the last business day of the calendar year in which the 4th anniversary of the grant date is completed. Options not exercised within the stipulated terms and conditions will be considered automatically terminated, without any right to compensation.

k.         Form of settlement

The shares which are the object of the options will come, as decided the Board of Directors, from the issue of new shares within the limit of the authorized capital or from shares held in treasury.

l.          Restrictions on share transfers

The Board of Directors, may make the exercise of option subject to certain conditions, as well as impose lock-up periods for trading part of the shares and other restrictions on the transfer of shares acquired through the exercise of the options, and can also reserve for the Company repurchase options and/or preferential rights should the beneficiary sell these same shares.

m.        Criteria and events that will lead to suspension, alteration or termination of the plan

The Board of Directors was empowered to decide to suspend the right to exercise the options, whenever situations that, under the law or regulations, restrict or prevent the trading of shares by the beneficiaries.

The Board of Directors, acting in the interest of the Company and its shareholders, may revise the terms of the plan, provided it does not change its basic principles. Any significant legal change regarding the regulation of corporations, public companies, in the labor legislation and/or tax effects of an options plan, may lead to a full review of the plan.

The plan may be terminated at any time by the general meeting of the Company shareholders.

n.         Effect of manager’s termination of employment with the Company on his/her rights arising from the stock-based compensation plan

The rules in the Stock Options Purchase Plan (Performance Stock Options) covering employment terminations are as follows:

1.         In the event of the beneficiary leaving the Company at its wish through dismissal with cause or removal from his/her position for violating the managerial duties and responsibilities, all the options already exercised or not yet exercised under the respective option contract, on the date of his/her dismissal, will be automatically terminated, by right, regardless of prior advice or notification, and without any right to compensation.

2.         In the event of the beneficiary leaving the Company at its wish as a result of being dismissed without cause or being dismissed from his/her position without any violation of the duties and responsibilities of a manager, or by the beneficiary’s own wish, resigning from the job and his/her position as manager: (i) the options not yet exercised under the respective option contract, on the date of his/her dismissal, would become exercisable in proportion to the vesting period in which the beneficiary had worked for the Company provided the conditions laid down in the respective option contract are satisfied and may be exercised within a period of 30 days from the dismissal date, after which they will be automatically terminated by right, regardless of prior advice or notification, and without any right to compensation; and (ii) the options that are exercisable in line with the respective option contract, on the date of his/her dismissal, may be exercised, within a period of 30 days from the dismissal date, after which they will be  automatically terminated by right, regardless of prior advice or notification, and without any right to compensation.

3.         In the event of the beneficiary leaving the Company due to retirement or permanent disability: (i) the options not yet exercisable under the respective option contract, on the date of his/her dismissal, would become exercisable in proportion to the vesting period in which the beneficiary had worked for the Company provided the conditions laid down in the respective option contract are satisfied and could be exercised within a period of 60 days from the dismissal date, after which they will be automatically terminated by right, regardless of prior advice or notification, and without any right to compensation; and (ii) the options already exercised in line with the respective option contract, on the date of his/her dismissal, would remain valid and may be exercised within the terms of the plan and respective option contract.

4.         In the event of the beneficiary leaving the Company due to death: (i) the options not yet exercisable under the respective option contract, on the date of his/her dismissal, would become exercisable in proportion to the vesting period in which the beneficiary had worked for the Company provided the conditions laid down in the respective option contract are satisfied and could be exercised within a period of 12 months from the date of the end of the vesting period, after which they will be automatically terminated by right, regardless of prior advice or notification, and without any right to compensation; and (ii) the options that are exercisable in line with the respective option contract, on the date of his/her death, could be exercised, within a period of 12 months from the dismissal date by the beneficiary’s legal heirs and successors, after which they would be  automatically terminated by right, regardless of prior advice or notification, and without any right to compensation.

13.5 - Compensation based on shares of the Board of Directors and Board of Officers

The members of the Company’s Board of Directors are entitled to compensation based on shares as of the Financial year of 2018.

In relation to the Restricted Stocks Plan, approved at the Ordinary and Extraordinary General Shareholders’ Meeting of April 8, 2015, there is no granting of a buy option but, in fact, the transfer of Company shares through the compliance with the conditions described in item 13.4 above.

YEAR: 2019 – Board of Directors
b. total number of members	1	1
c. number of remunerated members	1	1
d. In relation to every grant of options to buy shares	Restricted Shares 2018	Restricted Shares 2019
i - grant date	08/06/2018	08/06/2018
ii — number of options granted	276,000	100,490
iii — period for the options to become exercisable	N/A	N/A
iv — maximum period to exercise the options	N/A	N/A
v – restricted period for transfer of shares	50% - 08/06/2019 50% - 08/06/2019	33% - 01/06/2020 33% - 01/06/2021 33% - 01/06/2022
vi — average weighted price of the exercise of each one of the following groups of shares	N/A	N/A
Open at the start of the financial year	Not applicable	Not applicable
Lost during the financial year	N/A	N/A
Exercised during the financial year	N/A	N/A
Expired during the financial year	N/A	N/A
e. fair value of the options on the grant date (in BRL)	22.29	30.61
f. potential dilution in case all options granted are exercised	0.03%	0.01%

YEAR: 2019	Board of Officers
b. total number of members	7.67	7.67	6.17	6.17	6.17	4.33	4.33	8
c. number of remunerated members	6.00	6.00	6.17	6.17	6.17	4.33	4.33	8
d. In relation to every grant of options to buy shares	Grant 2016 I	Grant 2016 II	Grant 2017 - Extra	Restricted Shares 2017	Grant 2017 — Extra II	Restricted Shares 2018	Restricted Shares 2018 — Extra 2	Restricted Shares / Performance Shares
i - grant date	28/04/2016	31/05/2016	30/03/2017	31/08/2017	01/12/2017	18/06/2018	01/10/2018	01/06/2019
ii — number of options granted	3,200,000	693,860	150,000	187,333	290,771	135,000	319,030	598.949
iii — period for the options to become exercisable	2017 — 1/4 of the options 2018 — 2/4 of the options 2019 — 3/4 of the options 2020 — 4/4 of the options	2017 — 1/4 of the options 2018 — 2/4 of the options 2019 — 3/4 of the options 2020 — 4/4 of the options	2018 — 1/4 of the options 2019 — 2/4 of the options 2020 — 3/4 of the options 2021 — 4/4 of the options	2018 — 30% of the options 2019 — 70% of the options	2018 — 1/4 of the options 2019 — 2/4 of the options 2020 — 3/4 of the options 2021 — 4/4 of the options	50% - 18/06/2019 50% - 18/06/2020	1/3 on 01/10/2019 1/3 on 01/10/2020 1/3 on 01/10/2021	1/3 on 01/06/2020 1/3 on 01/06/2021 1/3 on 01/06/2022
iv — maximum period to exercise the options	28/04/2022	31/05/2022	30/03/2023	N/A	01/12/2023	N/A	N/A	N/A
v – restricted period for transfer of shares	1 year	1 year	1 year	N/A	1 year	N/A	N/A	N/A
vi — average weighted price of the exercise of each one of the following groups of shares
Open at the start of the financial year	57.65	47.68	N/A	Not applicable	N/A	Not applicable	Not applicable	Not applicable
Lost during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
e. fair value of the options on the grant date (in BRL)	9.21	10.97	9.45	41.85	7.91	20.00	21.44	30.61
f. potential dilution in case all options granted are exercised	0.39%	0.09%	0.02%	0.02%	0.04%	0.02%	0.03%	0.07%

YEAR: 2018	Board of Officers
b. total number of members	7.67	7.67	6.17	6.17	6.17	4.33	4.33
c. number of remunerated members	6.00	6.00	6.17	6.17	6.17	4.33	4.33
d. In relation to every grant of options to buy shares	Grant 2016 I	Grant 2016 II	Grant 2017 - Extra	Restricted Shares 2017	Grant 2017 — Extra II	Restricted Shares 2018	Restricted Shares 2018 — Extra 2
i - grant date	28/04/2016	31/05/2016	30/03/2017	31/08/2017	01/12/2017	18/06/2018	01/10/2018
ii — number of options granted	3,200,000	693,860	150,000	187,333	290,771	135,000	319,030
iii — period for the options to become exercisable	2017 — 1/4 of the options 2018 — 2/4 of the options 2019 — 3/4 of the options 2020 — 4/4 of the options	2017 — 1/4 of the options 2018 — 2/4 of the options 2019 — 3/4 of the options 2020 — 4/4 of the options	2018 — 1/4 of the options 2019 — 2/4 of the options 2020 — 3/4 of the options 2021 — 4/4 of the options	2018 — 30% of the options 2019 — 70% of the options	2018 — 1/4 of the options 2019 — 2/4 of the options 2020 — 3/4 of the options 2021 — 4/4 of the options	50% - 18/06/2019 50% - 18/06/2020	1/3 on 01/10/2019 1/3 on 01/10/2020 1/3 on 01/10/2021
iv — maximum period to exercise the options	28/04/2022	31/05/2022	30/03/2023	N/A	01/12/2023	N/A	N/A
v – restricted period for transfer of shares	1 year	1 year	1 year	N/A	1 year	N/A	N/A
vi — average weighted price of the exercise of each one of the following groups of shares
Open at the start of the financial year	57.65	47.68	N/A	Not applicable	N/A	Not applicable	Not applicable
Lost during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A
e. fair value of the options on the grant date (in BRL)	9.21	10.97	9.45	41.85	7.91	20.00	21.44
f. potential dilution in case all options granted are exercised	0.39%	0.09%	0.02%	0.02%	0.04%	0.02%	0.03%

YEAR: 2017	Board of Officers
b. total number of members	7.58	7.58	7.67	7.67	6.17	6.17	6.17
c. number of remunerated members	6.00	7.00	6.00	6.00	6.17	6.17	6.17
d. In relation to every grant of options to buy shares	Grant 2014	Grant 2014 II	Grant 2016 I	Grant 2016 II	Grant 2017 - Extra	Restricted Shares 2017	Grant 2017 — Extra II
i - grant date	04/04/2014	18/12/2014	28/04/2016	31/05/2016	30/03/2017	31/08/2017	01/12/2017
ii — number of options granted	511,744	2,226,270	3,200,000	693,860	150,000	187,333	290,771
iii — period for the options to become exercisable	2015 — 1/3 of the options 2016 — 2/3 of the options 2017 — 3/3 of the options	2015 — 1/3 of the options 2016 — 2/3 of the options 2017 — 3/3 of the options	2017 — 1/4 of the options 2018 — 2/4 of the options 2019 — 3/4 of the options 2020 — 4/4 of the options	2017 — 1/4 of the options 2018 — 2/4 of the options 2019 — 3/4 of the options 2020 — 4/4 of the options	2018 — 1/4 of the options 2019 — 2/4 of the options 2020 — 3/4 of the options 2021 — 4/4 of the options	2018 — 30% of the options 2019 — 70% of the options	2018 — 1/4 of the options 2019 — 2/4 of the options 2020 — 3/4 of the options 2021 — 4/4 of the options
iv — maximum period to exercise the options	03/04/2019	17/12/2019	28/04/2022	31/05/2022	30/03/2023	N/A	01/12/2023
v – restricted period for transfer of shares	N/A	N/A	1 year	1 year	1 year	N/A	1 year
vi — average weighted price of the exercise of each one of the following groups of shares
Open at the start of the financial year	54.49	75.27	57.65	47.68	N/A	Not applicable	N/A
Lost during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A
e. fair value of the options on the grant date (in BRL)	12.56	14.58	9.21	10.97	9.45	41.85	7.91
f. potential dilution in case all options granted are exercised	0.06%	0.26%	0.39%	0.09%	0.02%	0.02%	0.04%

(*) The grant related to the year of 2015 was canceled by the Board of Directors on 03/29/16

13.6 - Information on the outstanding options held by the board of directors and the board of officers

The members of the Company’s Board of Directors were then entitled to stock-based compensation as of the Financial year of 2018. At the moment, there are no outstanding options for the Board of Directors.

In relation to the Restricted Stocks Plan, approved at the General and Special Shareholders’ Meeting of April 8, 2015, there is no granting of a buy option but, in fact, the transfer of Company shares through the compliance with the conditions described in item 13.4 above.

2019	Statutory Management
Grant year	Grant 2014	Grant 2014 II	Grant 2016	Grant 2016 I	Grant 2017 — Extra	Restricted Shares 2017	Grant 2017 — Extra II	Restricted Shares 2018	Restricted Shares 2018 – Extra II
b. total number of members	7.58	7.58	7.67	7.67	6.17	6.17	6.17	4.33	4.33
c. number of remunerated members	1	0	1.00	0	0	6.17	0	6.17	4.33
d. In relation to the options not yet exercisable
i — amount	0	0	17,090	0	0	74,265	0	135,000	319,030
ii — date on which they will become exercisable	N/A	N/A	8,545 on 28/04/2019 8,545 on 28/04/2026	N/A	N/A	2019 - 100% of the shares	N/A	67,500 on 18/06/2019 67,500 on 18/06/2019	1/3 on 01/10/2019 1/3 on 01/10/2020 1/3 on 01/10/2020
iii – maximum period to exercise options	04/04/2019	18/12/2019	28/04/2022	31/05/2022	30/03/2023	N/A	01/12/2023	N/A	N/A
iv – restricted period for transfer of shares	N/A	N/A	1 year	1 year	1 year	N/A	1 year	N/A	N/A
v – average weighted price of the exercise	55.32	76.41	58.53	48.41	38.75	Not applicable	41.87	Not applicable	Not applicable
vi – fair value of the options on the last day financial year[1]	12.56	14.58	9.21	10.97	9.21	Not applicable	10.97	Not applicable	Not applicable
e. in relation to exercisable options[1]
i — amount	42,712	0	17,090	0	-	-	-	-	-
ii – maximum period to exercise options	04/04/2019	18/12/2019	28/04/2022	31/05/2022	30/03/2023	-	01/12/2023	-	-
iii – restricted period for transfer of shares	None	None	1 year	1 year	1 year	-	1 year	-	-
iv – average weighted price of the exercise²	55.32	76.41	58.53	48.41	N/A	-	N/A	-	-
v – fair value of the options on the last day financial year[3]	12.56	14.58	9.21	10.97	9.45	-	7.91	-	-
vi – fair price of all the options on the last day of the financial year	BRL 536,462.72	N/A	BRL 157,398.90	N/A	N/A	-	N/A	-	-

13.7 — Options exercised and shares delivered relative to the share-based compensation of the Board of Directors and the Board of Officers

The members of the Company’s Board of Directors are entitled to compensation based on shares as of the Financial year of 2018.

Options exercised – Financial year ended on 12/31/2019	Board of Directors	Board of Officers
Number of members	10.00	8.00
number of remunerated members	1.00	8.00
Options Exercised
Number of shares	NA	NA
Average weighted price in the year	NA	NA
Total amount of the difference between the exercise value and the market value of the options exercised	NA	NA
Shares delivered
Number of shares	100,490	598.949
Average weighted price of acquisition	N/A	N/A
Difference between the exercise value and the market value of the options acquired	N/A	N/A

No options were exercised and no shares were delivered to the members of the Board of Officers in the years 2016 and 2017.

13.8 - Information needed to understand the figures presented in items 13.5 to 13.7 – Pricing method used for the shares and options

(a)       Pricing model

Stock Option Plans: The Black-Scholes-Merton model is used to price the Options.

Restricted Stocks Plan with grants before October, 2018: The average amount of the closing price of shares at trading held on the granting date is used to price the Options.

Restricted Stocks Plan with grants before October, 2018, inclusive: The average amount of the closing price of shares at trading sessions held at the previous month to the granting date is used to price the Options.

(b)      Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, option term, expected dividends and risk-free rate of return

Stock Option Plans:

As the figures related to the grants cycle are related to options granted to the date of the creation of this Reference Form, the following assumptions for the pricing of target options of the Company’s Stock Options Purchase Plan were used:

✓    Share price: the closing price in the trading session prior to the date the option was granted (B3 - ticker BRFS3);

✓    Strike price: Result of the average closing price (B3 strike priceS3) of the last 20 trading sessions prior to the grant date of the options, restated by the IPCA index;

✓    Term of option:  The options granted within the Stock Options Plan may be exercised by the participants, within the minimum vesting periods established below:

1)           Under the Stock Options Plan, approved at the General and Special Shareholders’ Meeting of 08/04/15: a. up to 1/4 of the total options may be exercised one year after the signing of the grant contract; b. up to 2/4 of the total options may be exercised two years after the signing of the grant contract; c. up to 3/4 of the total options may be exercised three years after the signing of the grant contract; (d) all the options may be exercised four years after the signing of the grant contract; and (e) the maximum period is six years after the grant to exercise the options;

2)           Under the Stock Options Plan and the Additional Stock Options Plan discontinued on March 31, 2015: a. up to 1/3 of the total options may be exercised one year after the signing of the grant contract; b. up to 2/3 of the total options may be exercised two years after the signing of the grant contract; c. all the options may be exercised three years after the signing of the grant contract; and (e) the maximum period is five years after the grant to exercise the option;

3)           Under the Stock Options Plan (Performance Stock Options) discontinued on March 31, 2015: the options will become exercisable after a minimum vesting period of 18 months and maximum of 24 months from the grant date, as defined by the Board of Directors;

✓    Risk-free Rate of Return: the risk-free rate of return of choice is the NTN-B (Brazilian Treasury Note) available on the date of pricing and with the same maturity as the options;

✓    Dividend rate: considered to be the Company’s historic dividends payment over the last two years; and

✓    Volatility of nominal shares issued by the Company: The Company uses the weighted volatility of its nominal shares to set the volatility rate.

Restricted Stocks Plan

Not applicable to the calculation models or premises since differently from the stock options, the number of shares is fixed upon the definition of the compensation amount.  After such definition, the amount is converted into number of shares, considering its market value.

c.         Method used and assumptions adopted to incorporate the expected effects of the early exercise

Stock Option Plans:

According to the pricing methodology of the target options (Black-Scholes-Merton) and the characteristics of the Company’s Stock Options Plan, no assumptions were used to incorporate the effects of early exercises.

Restricted Stocks Plans:

Not applicable.

(d)      Method of determining the expected volatility

Stock Option Plans:

The Company uses the historic volatility of its nominal shares to set the volatility rate.

Restricted Stocks Plans:

Not applicable.

(e)       Any other option feature that may have been included in the assessment of fair value

Stock Option Plans:

Not applicable.

Restricted Stocks Plan

Not applicable.

13.9 - Interests in shares, quotas and other convertible securities held by the management and fiscal council members — grouped by body

Interests in shares, quotas and other convertible securities held by the management and fiscal council members, either directly or indirectly, grouped by body, as of the closing date of the last year are as follows:

	Common Shares Issued by the Company	ADRs linked to Common Shares Issued by the Company
Board of Directors	6,474,420	0
Board of Officers	236,338	0
Fiscal Council	600	0

13.10 - Information on pension plans granted to members of the Board of Directors and Board of Officers

	Board of Directors	Board of Officers
b. number of members	9.42	8	8	8
c. number of remunerated members	0	1	2	0
d. Name of the Plan	N/A	Plano de Benefícios II (closed to new members)	Plano de Benefícios III (open to new members)	Plano de Benefícios FAF (closed to new members)
e. number of management members who meet the conditions to retire¹	N/A	1	0	0
f. conditions for early retirement	N/A	— 55 years of age completed; - 3 years of accredited service (participation in the plan); - Termination of employment relationship with the Employer	— 55 years of age completed; - 3 years of accredited service (participation in the plan); - Termination of employment relationship with the Employer

- Completed 10 years of contribution to the plan
- Entitled to the pension benefit for the time of the contribution under the Official Pension System
- Termination of employment relationship with the Employer

g. updated amount of the accumulated contributions in the pension plan to the close of the last financial year, excluding the amounts related to contributions made directly by the management²	N/A	BRL 640,002.96	BRL 1,513,002.59	N/A
h. total amount of the accumulated contributions in the pension plan to the close of the last financial year, excluding the amounts related to contributions made directly by the management	N/A	BRL 86,028.21	BRL 708,599.70	BRL 0.00
i. if and under what conditions early redemption can be made	N/A	No early redemption is expected, except at the end of the employment relationship.	No early redemption is expected, except at the end of the employment relationship.	No early redemption is expected, except at the end of the employment relationship.

¹ Fulfills the conditions but termination of employment is required.

² Total amount of the employer’s contributions (since joining the Plan) plus the return.

13.11 - Maximum, minimum and average compensation of the Board of Directors, Board of Officers and Fiscal Council

	Board of Officers			Board of Directors			Fiscal Council
	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017
Number of members	8.00	4.33	6.17	10.00	9.66	9.42	3	3	3
Number of remunerated members	8.00	4.33	6.17	10.00	9.66	9.42	3	3	3
Amount of highest compensation (in BRL)	10,105,934.64	4,842,479.53	2,640,000.00	9,745,064.17	1,472,400.00	1,472,400.00	198,830.00	197,646.00	197,646.00
Amount of lowest compensation (in BRL)	4,181,110.24	4,842,479.53	1,330,000.00	480,000.00	480,000.00	480,000.00	173,438.00	117,000.00	117,000.00
Average compensation (in BRL)	9,434,781.18	9,312,626.58	7,771,561.77	2,010,356.42	1,506,112.94	877,974.03	216,000.00	203,858.33	209,058.40

Note

Board of Directors, Fiscal Council and Board of Officers
12/31/2019

For the highest and the lowest individual compensation, the members who had held their position for less than 12 months were excluded, as per specific instruction set forth in this item.

For the average compensation, all the elements informed in item 13.2 are considered.

12/31/2018

For all of the bodies, the member with the highest individual compensation exercised the position for 12 months.

For the lowest individual compensation, the members who had held their position for less than 12 months were excluded.

For the average compensation, all the elements informed in item 13.2 are considered.

12/31/2017

For all of the bodies, the member with the highest individual compensation exercised the position for 12 months.

For the lowest individual compensation, the members who had held their position for less than 12 months were excluded.

For the average compensation, all the elements informed in item 13.2 are considered.

13.12 - Mechanisms of compensation or indemnification for management in the event of severance or retirement

The Company does not have an institutionalized policy that determines the payment of indemnification to the managers due to dismissal or retirement. Notwithstanding, the contractual arrangements in force executed with certain officers provide the payment of indemnification to the manager, for the term of 3 (three) years counted from the end of the relation with the Company, as a form to compensate for the prohibition of the practice of acts considered as competitive to the Company. Such mechanism is intended to reduce the financial impacts of the managers due to the limitations applied in their professional field upon the execution of the agreement.  If the indemnification becomes due, there will be no relevant financial impacts for the Company.

For further information on insurance policies and/or indemnity contracts, see section 12.11 of this Reference Form.

13.13 - Percentage of total compensation held by managers and members of the fiscal council who are related parties to the controlling shareholders

Over the last three financial years, there was no percentage of the total compensation of each body recognized in the result of related parties to the direct or indirect controlling shareholders, as the Company’s control is diffuse and therefore it has no direct or indirect controlling shareholders.

13.14 - Compensation of managers and members of the fiscal council, grouped by body, received for any reason other than their corporate function

Over the last three financial years, there was no amount recognized in the result as compensation for members of the Board of Directors, the Board of Officers or Fiscal Council for any reason other than their corporate function, such as, for example, commissions and advisory or consulting services provided.

13.15 - Compensation of managers and members of the Fiscal Council recognized in the direct or indirect controlling shareholders’ results of companies under common control and subsidiaries of the Company

In the years of 2017, 2018 and 2019 no amount was recognized in the direct or indirect controlling shareholders’ results, of companies under common control and subsidiaries of the Company, as compensation for the members of the Board of Directors, the Board of Officers or the Fiscal Council of the Company.

In the financial year ended on December 31, 2016, certain amounts paid for the corporate function were recognized in the result of the subsidiaries, as shown below:

YEAR: 2016 — Annual amounts in BRL	Board of Directors	Board of Officers	Fiscal Council	Total
Direct and indirect controlling shareholders	-	-	-	-
Controlled companies	-	948,642.35	-	948,642.35
Companies under common control	-	-	-	-

13.16 — Other relevant information

There is no other information that the Company deems relevant with respect to Section 13 of the Reference Form.

BRF S.A.

Appendix V - Copy of the Company’s Bylaws highlighting the proposed amendment (Article 11, item I, of CVM Instruction No. 481, of December 17, 2009)

BRF S.A.

CNPJ/MF Nº 01.838.723/0001-27

Publicly-Held Company

BYLAWS

I.                 NAME, HEAD OFFICE, TERM AND CORPORATE PURPOSE

Article 1.        BRF S.A. (“Company”) is a publicly held company, which is ruled by this Bylaws, by Law nº 6.404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and by the other applicable laws and regulations.

Paragraph One - With the entry of the Company into the special listing segment referred as Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including controlling shareholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Regulation of the Novo Mercado of B3 (“Regulation of the Novo Mercado”).

Paragraph Two - The provisions of the Regulation of the Novo Mercado shall prevail over the statutory provisions, in the event of prejudice to the rights of the beneficiaries of the public offers provided in this Bylaws.

Article 2.        The Company´s head office and venue are in the City of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Bairro Fazenda, Zip Code 88.301-600, being able to establish branches, agencies, offices and other facilities anywhere in the national territory or abroad.

Article 3.        It constitutes main corporate purpose of the Company the exercise of the following activities, in the national territory or abroad:

(i) the industrialization, commercialization, in retail and wholesale, and exploration of food in general, mainly animal protein by-products and food products that use the cold chain as support and distribution;

(ii) the industrialization and commercialization of animal feeds, nutrients and food supplements for animals;

(iii) the provision of food services in general;

(iv) the industrialization, refining and commercialization of vegetable oils, fats and dairy products;

(v) the exploration, conservation, storage, silage and commercialization of grains, its derivatives and by products;

(vi) the commercialization, in the retail and wholesale, of consumer and production goods including the commercialization of equipment and vehicles for the development of its logistical activity;

(vii) the export and the import of production and consumer goods;

(viii) the provision of services of transportation, logistics and distribution of cargo and food in general;

(ix) the participation in other companies, aiming the broadest achievement of the corporate purposes; and

(x) the participation in any project for the operation of the Company´s business.

Sole Paragraph - Sole Paragraph - The Company may also engage, directly or through third parties, in the activities of support to the core business indicated in the Article ~~3º~~ above, such as:

(i)               ancillary activities of administrative, technical or operational support related to the creation of conditions for the better performance of its main activities;

(ii)             transportation of cargo in general;

(iii)            storage and stocking services of products and other services relating thereto;

(iv)            activities of promotion and reposition of its products in the retail and in exposition points and sale to the end consumer, including the necessary support to the clients that allows the packaging and visualization of the products;

(v)             services of receipt and allocation of raw material to be used in the production;

(vi)            services of repair, maintenance and conservation of machinery and vehicles;

(vii)          the promotion of activities, programs, technical assistance and promotion that aim the national agricultural development;

(viii)         the industrialization, exploration and commercialization of packaging of any nature;

(ix)            the exploration and creation of animals in general;

(x)             the commercialization of commodities in general;

(xi)            the research and development of techniques of production and of improvement of the genetic matrices of the Company;

(xii)          the activities of reforestation, extraction, industrialization and commercialization of woods;

(xiii)         the commercialization de real estates, properties, including machinery, equipment and vehicles, of the fixed assets, to meet with the activities inserted in the corporate purpose of the Company described in this article; an

(xiv)         services of fuel supply for its own fleet or for third parties service providers, specially of freight, transportation, logistics and distribution.

Article 4.        The term of duration of the Company is undetermined.

II.               CAPITAL STOCK

Article 5.        The Company´s capital stock is of twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais and thirty-six cents (R$ 12,553,417,953.36), fully subscribed and paid-in, divided into eight hundred and twelve million, four hundred and seventy-three thousand, two hundred and forty-six (812,473,246) common shares, all nominative and with no par value.

Paragraph One - The Company may not issue preferred shares or beneficiary parties.

Paragraph Two - The shares issued by the Company are indivisible and each common share entitles one vote in the deliberations of the General Shareholders’ Meetings.

Article 6.        All the shares issued by the Company are in book-entry form and, according to deliberation of the Board of Directors, kept in deposit account, with a financial institution authorized by Comissão de Valores Mobiliários – CVM (“CVM”), on behalf of its holders.

Sole Paragraph. The cost of the transfer and registration, as well as the cost of the service related to the book-entry shares, may be charged directly from the shareholder by the bookkeeping institution, as it is defined in the agreement of the bookkeeping of shares.

Article 7.        The Company is authorized to increase its capital stock, regardless of statutory reform, up to the number of shares in which the capital stock is divided is of one billion (1,000,000,000) common shares, upon deliberation of the Board of Directors.

Paragraph One - In the event provided in the head paragraph of this Article, it shall be incumbent on the Board of Directors to fix the issuance price and the number of shares to be issued, as well as the term and the conditions of payment in.

Paragraph Two - Within the limit of the authorized capital, the Board of Directors may, still: (i) deliberate the issuance of subscription bonus; (ii) according to the plan approved by the General Shareholders’ Meeting, grant stock option, without the shareholders having preemptive right in the granting of the options or subscription of the respective shares; (iii) approve the increase of the capital stock upon the capitalization of profits or reserves, with or without bonus shares; and (iv) deliberate  the issuance of debentures convertible into shares.

Article 8.        At the discretion of the Board of Directors or of the General Shareholders’ Meeting it may be excluded or reduced the preemptive right of the shareholders, in any issuance of shares, debentures convertible into shares and subscription bonus, whose placement is made through sale in the stock exchange, public subscription or exchange for shares in public offer of purchase of control, as provided in the Law and in this Bylaws.

Article 9.        The failure of the shareholder in the payment of the capital it subscribed will imply in the charge of interest of one percent (1%) per month, pro rata temporis, monetary adjustment based on the variation of the General Market Price Index – IGP-M, disclosed by Fundação Getúlio Vargas – FGV, or another index that reflects the real loss of the power of purchase of the currency in the period, at the discretion of the Board of Directors of the Company, in the smallest periodicity  legally admitted, and fine of ten percent (10%) on the value of the obligation, without prejudice to the other applicable legal sanctions.

Article 10.      By deliberation of the General Shareholders’ Meeting, by virtue of the proposal of the Board of Directors, the Company´s capital stock may be increased according to events provided in the law, being certain that in cases of capitalization of profits or reserves, it is optional the issue of new shares corresponding to the increase, among its shareholders, pro-rata the number of shares they hold.

III.             GENERAL SHAREHOLDERS’ MEETING

Article 11.      The General Shareholders’ Meeting, convened and installed according to the law and to this Bylaws, shall occur ordinarily within the first four (4) months following the end of the fiscal year and, extraordinarily, whenever the interests and corporate subjects require deliberation of the shareholders.

Article 12.      The General Shareholders’ Meeting shall be convened by the Board of Directors upon deliberation of the majority of its members or, still, in the events provided in this Bylaws and in the Sole paragraph of Article 123 of the Brazilian Corporation Law.

Sole Paragraph - The Company shall make available, no later than the date of the first publication of the call notice, to all the shareholders, the material and documents necessary for the analysis of the matters contained in the Agenda, except the cases in which the law or the regulation in force requires its availability in a longer term.

Article 13.      The General Shareholders’ Meeting shall be installed, on first call, with the attendance of shareholders representing, at least, twenty five percent (25%) of the capital stock, except when the law requires a higher quorum; and, on second call, with any number of shareholders.

Paragraph One - The Extraordinary General Shareholders’ Meeting that has as purpose the amendment to this Bylaws will be installed, on first call, with the attendance of shareholders that represent, at least, two thirds (2/3) of the capital stock but may be installed, on second call, with any number of shareholders present.

Paragraph Two - Subject to the exceptions provided in the applicable regulation, the first call of the General Shareholders’ Meeting shall be made with, at least, thirty (30) days in advance and the second call with, at least, eight (8) days.

Paragraph Three - The works of the General Shareholders’ Meeting shall be presided by the Chairman of the Board of Directors or, in his absence, by the Vice President. In the cases of absence or temporary impediment of the Chairman and of the Vice President of the Board of Directors, the General Shareholders’ Meeting shall be presided by a Director specially appointed by the Chairman of the Board of Directors. The chairman of the board shall appoint one or more secretaries for the General Shareholders’ Meeting.

Article 14.      The deliberations in the General Shareholders’ Meeting, with the exception of the provisions in the law and in this Bylaws, shall be taken by absolute majority of votes of the attendees, the votes in blank not being counted.

Paragraph One - The General Shareholders’ Meeting may only resolve the subjects of the agenda contained in the respective call notice, with the exceptions provided in the Brazilian Corporation Law, being prevented the inclusion, in the agenda of the General Shareholders’ Meeting, matters named “other subjects” or “general subjects” or equivalent expressions.

Paragraph Two - From the works and deliberations of the General Shareholders’ Meeting, the minutes shall be drawn up, which shall be signed by the members of the board of works of the General Shareholders’ Meeting and by the shareholders present that represent, at least, the majority necessary for the deliberations taken.

Article 15.      For the  benefit of the development of the works of the General Shareholders’ Meetings, the shareholders or their representatives shall present, with, at least, five (5) days in advance, besides the identity card, as the case may be: (i) a power of attorney with certification of the signature of the grantor and/or the documents that evidence the powers of the legal representative of the shareholder; and/or (ii) relatively to the shareholders participants of the fungible custody of book-entry shares, the statement containing the respective equity interest, issued by the financial institution responsible for the custody.

Paragraph One - Without prejudice to the provision in head paragraph of this Article, the shareholder that attends the General Shareholders’ Meeting with the documents that evidence its status of shareholder may participate and vote at the meeting.

Paragraph Two – The Company will adopt, in the inspection of the documentation for the due representation of the shareholder, the principle of good-faith.

Article 16.      It is competence of the General Shareholders’ Meeting, besides the other assignments provided in law and in this Bylaws:

(i) attribute bonifications in shares and decide on eventual grouping and splitting of shares;

(ii) approve stock option plans or subscription of shares or granting of plans of shares to the Management and employees or to the individuals who provide services to the Company, as well as to the Management and employees or to individuals who provide services to other companies that are controlled, directly or indirectly, by the Company;

(iii) resolve, according to the proposal presented by the Management, the destination of the profit of the fiscal year and the distribution of dividends;

(iv) resolve on the delisting of the Company from the Novo Mercado;

(v) establish the compensation of the Fiscal Council in the form of the Law and this Bylaws; and

(vi) approve, in accordance with the terms of the Regulation of the Novo Mercado, the waiver of the presentation of the Public Offer of Purchase of Shares in case of delisting of the Novo Mercado.

Article 17.      The General Shareholders’ Meeting will establish annually the amount of the global annual compensation of the Management da Company, including benefits of any nature and the representation funds, in view of their responsibilities, the time dedicated to their functions, their competence and professional reputation and the value of their services in the market, being incumbent on the Board of Directors to establish the criteria for of the pro-rata of the global compensation among the Management.

Article 18.      The General Shareholders’ Meeting may suspend the exercise of the rights of the shareholder that does not comply with a legal or statutory obligation, ceasing the suspension as soon as the obligation is complied with.

Paragraph One - The shareholders that represent five percent (5%), at least, of the capital stock, may convene the General Shareholders’ Meeting mentioned in the head paragraph of this Article when the Board of Directors does not meet, in the term of eight (8) days, the request that they present to convene one, with the indication of the obligation breached and the identification of the defaulting shareholder.

Paragraph Two - It shall be incumbent on the General Shareholders’ Meeting that approves the suspension of the rights of the shareholder to also establish, among other aspects, the scope and duration of the suspension, observing the preventions provided in the law.

Paragraph Three - The suspension of the rights will cease as soon as the obligation is fulfilled, and the said shareholder shall communicate the Company its fulfillment.

IV.             MANAGEMENT

Section I – General Provisions to the Bodies of the Management

Article 19.      The Company´s Management is carried out by the Board of Directors and by the Board of Officers, with the respective assignments granted by law and by this Bylaws.

Paragraph One - The management of the Company are waived from providing guarantee for the exercise of the function.

Paragraph Two - The management of the Company will be invested in their positions upon the execution of the term of investiture in the proper books, which shall also contemplate their subordination to the arbitration clause referred in Article 47, and which shall contain the consent to all manuals, codes, regulations and internal policies of the Company.

Paragraph Three - It is expressly forbidden, and it shall be null and void the act practiced by any management of the Company, that involves it in obligations related to business and operations alien from the corporate purpose, without prejudice of the civil or criminal responsibility, as the case may be, to which the violator of this disposition will be subject.

Paragraph Four - The term of office of the management of the Company will be extended until the investiture of their respective successors.

Section II – Board of Directors

Article 20.      The Board of Directors is composed by, at least, nine (9) and, up to, eleven (11) effective members, all elected and dismissible by the General Shareholders’ Meeting, with unified term of office of two (2) years, reelection being allowed.

Paragraph One - Of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, according to the criteria and rules provided in the Regulation of the Novo Mercado.

Paragraph Two - When, due to the calculation of the percentage referred in the paragraph above, the result generates a fractional number, the Company shall proceed to the rounding of the number to the one immediately above.

Paragraph Three. The characterization of the those appointed to the Board of Directors as Independent Directors shall be deliberated at the General Shareholders’ Meeting that elects them, which can base its decision: (i) on the declaration, forwarded by the one appointed as Independent Director to the Board of Directors, attesting its compliance with the criteria of independence established in the Regulation of the Novo Mercado, contemplating the respective justification, if verified any of the situations provided in § 2 of article 16 of the referred Regulation of the Novo Mercado; and (ii) the manifestation of the Board of Directors, inserted in the management proposal to the General Shareholders’ Meeting for the election of the Management, as to the compliance or not of the candidate with the criteria of independence.

Paragraph Four - The procedure provided in Paragraph Three above is not applied to the appointments of candidates to members of the Board of Directors that do not meet the time in advance necessary for inclusion of candidates in the distance voting form, as provided in the regulation issued by CVM on distance voting.

Paragraph Five - The Board of Directors shall assess and disclose annually who are the Independent Directors, as well as to appoint and justify any circumstances that may jeopardize their independence.

Paragraph Six - As to the election of the members of the Board of Directors, the General Shareholders’ Meeting shall appoint a Chairman and a Vice President, the Vice President shall substitute the Chairman in his absences or impediments, as well as in case of vacancy.

Paragraph Seven - Whenever the General Shareholders’ Meeting is convened to resolve on the election of the Board of Directors, the members of such body shall approve a proposal of full plate of candidates for the vacancies in the Board of Directors, including appointment for the positions of Chairman and Vice President of the Board of Directors, which shall be submitted to the approval of the General Shareholders’ Meeting.

Paragraph Eight - If any shareholder wants to appoint one or more candidates to compose the Board of Directors that do not integrate the plate proposed as provided in Paragraph Seven of this article, such shareholder shall notify the Company proposing another plate to run for  the positions at the Board of Directors of the Company, in writing and preferably with at least five (5) days in advance of the date scheduled for the General Shareholders’ Meeting, informing the name, the qualification and the complete professional resumé of the candidate(s), being incumbent n the Company to provide its immediate disclosure, by means of a Notice to the Shareholders through the electronic system available at the website of CVM. The Company will not accept the registration of any plate, nor the exercise of the voting right in the election of the members of the Board of Directors, in circumstances that configure violation to the dispositions of the applicable regulation.

Paragraph Nine - It is forbidden the presentation of more than one plate by the same shareholder. However, one individual may be part of two or more plates, including the one proposed in the terms of Paragraph Eight above.

Paragraph Ten - If it receives written request of adoption of the procedure of multiple voting, in the form of Article 141, Paragraph One of the Brazilian Corporation Law, the Company shall disclose the request and content of such request, immediately, by means of a Notice to the Shareholders through the electronic system available at the website of CVM or in the form defined by the law or by CVM.

Paragraph Eleven - If the election of the Board of Directors occurs by means of the procedure of multiple voting, each member of the plates presented in the form of this Article will be considered a candidate for the position of director.

Paragraph Twelve - Whenever the election occurs by the procedure of multiple voting, the dismissal of any member of the Board of Directors by the General Shareholders’ Meeting will imply in the dismissal of all the other members, proceeding to a new election.

Paragraph Thirteen - In the events of vacancy of positions of effective members of the Board of Directors, the remaining members shall appoint a substitute who will fill in the position until the next General Shareholders’ Meeting, occasion on which it will be elected a new director to complete the term of office. In case of simultaneous vacancies above one third (1/3) of its members, a General Shareholders’ Meeting will be convened, within thirty (30) days of this event, for the election of the substitutes, whose term of office will coincide with the term of office of the other directors.

Paragraph Fourteen – The members of the Board of Directors shall have impeccable reputation, not being able, except as approved at the General Shareholders’ Meeting, to be elected those that (i) occupy positions in companies that may be considered as competitors of the Company; or (ii) have or represent conflicting interest with the Company. If, after the election of the member of the Board of Directors any fact that configures event of impediment for the holding of the position of director, provided in the Brazilian Corporation Law or in this paragraph, the member who is subject to the impediment undertakes to immediately present his resignation to the Chairman of the Board of Directors.

Subsection II.1 – Meetings and Substitutions

Article 21.      The Board of Directors shall meet, ordinarily, ~~once per month~~ at least 8 (eight) times a year and, extraordinarily, whenever convened by its Chairman or by the majority of its members, drawing up minutes of these meetings in the proper book.

Paragraph One - The call for the meetings of the Board of Directors will be given, in writing, by means of a letter, telegram, e-mail or other form that allows the proof of receipt of the call by the recipient, and shall contain, besides the place, date and time of the meeting, the agenda.

Paragraph Two - The meetings of the Board of Directors shall be convened with, at least, five (5) business days in advance. On the same call date of the meeting, the material and documents necessary to the consideration of the issues of the agenda of the meeting of the Board of Directors shall be made available to the directors.

Paragraph Three - Regardless of the formalities of the call, it will be considered regular the meeting at which all the members of the Board of Directors are present.

Paragraph Four - The meetings of the Board of Directors shall be installed, on first call, with the presence of, at least, two thirds (2/3) of its members. On second call, which shall be object of a new communication to the directors in the form of Paragraph One of this Article, sent immediately after the date established for the first call, the meeting will be installed with the presence of the simple majority of the directors.

Paragraph Five - If necessary, the holding of meetings of the Board of Directors or the participation of the directors at the meetings of the Board of Directors may be carried out by telephone, videoconference, electronic vote, or other means of communication that may ensure the effective participation and the authenticity of the vote. In this circumstance, the director shall be considered present at the meeting, and the vote will be considered valid for all legal purposes and incorporated into the minutes of the referred meeting.

Paragraph Six - No member of the Board of Directors may have access to information, participate in deliberations and discussions of the Board of Directors or of any management bodies, exercise the vote or, in any form, intervene in the subjects in which he is, directly or indirectly, in a situation of conflicting interest with the interests of the Company, in terms of the Law.

Paragraph Seven - The deliberations of the Board of Directors shall be taken by the majority of the votes of those present, being incumbent on the Chairman of the Board of Directors the casting vote in the cases of a draw.

Paragraph Eight - The minutes of the meetings of the Board of Directors shall be worded clearly and record the decisions taken, the people present, the dissenting votes and the vote abstentions.

Article 22.      In the event of absence or temporary impediment, the directors may be represented at the meetings of the Board of Directors by another director appointed, in writing, who, besides his own vote, will express the vote of the director absent or temporarily impeded.

Paragraph One - In the event of absence or temporary impediment of the Chairman of the Board, his functions shall be exercised, on a temporary basis, by the Vice President.

Paragraph Two - In the event of absence or temporary impediment do Vice President, will be incumbent on the Chairman to appoint, among the other members of the Board of Directors, the substitute.

Subsection II.2 - Competence

Article 23.      It is competence of the Board of Directors, besides the other assignments provided in the law and this Bylaws:

(i) establish the general guidance of the Company´s business, considering the impacts of the Company´s activities on the society and on the environment, aiming the continuity of the Company and the creation of value in the long term;

(ii) define the values and ethical principles of the Company and ensure the maintenance of the Company´s transparency in the relationship with all the interested parties;

(iii) elect and dismiss the members of the Board of Officers of the Company or of its controlled companies, directly and indirectly, and establish their assignments, observing the provision of this Bylaws;

(iv) inspect the management of the members of the Board of Officers, examine at any time the books and papers of the Company, request information on agreements executed or about to be executed and on any other acts;

(v) convene the General Shareholders’ Meeting when judged convenient and in the cases provided in Law;

(vi) manifest on the Management report, the accounts of the Board of Officers and the financial statements related to each fiscal year;

(vii) distribute among the members of the Board of Directors and of the Board of Officers the annual global compensation established by the General Shareholders’ Meeting and establish the criteria for the participation in the profits of the employees and Management, as provided in this Bylaws;

(viii) authorize the incorporation and winding-up of controlled companies, direct or indirectly, by the Company;

(ix) choose and dismiss the independent auditors appointed by the Audit and Integrity Committee;

(x) propose to the General Shareholders’ Meeting the issue of new shares of the Company above the limit of the authorized capital;

(xi) except in the cases of competence of the General Shareholders’ Meeting, in the terms of the regulation issued by CVM, deliberate (a) the purchase of shares issued by the Company for maintenance in treasury or for use in plans approved by the General Shareholders’ Meeting; and (b) the eventual sale or cancelation of such shares;

(xii) resolve the issue by the Company or by its controlled companies, directly and indirectly, of debentures not convertible into shares, promissory notes (commercial paper) and other similar credit titles;

(xiii) resolve the issue by the Company of shares, subscription bonus and debentures convertible into shares, within the limit of the authorized capital, establishing the amount, the conditions of payment in and the respective subscription prices and premium, as well as if it will be ensured the preemptive right to the shareholders or reduced the term for its exercise, as authorized by the law in force;

(xiv) resolve the preparation of semiannual balance sheets of the Company or related to shorter periods, as well as to declare interim dividends to the account of profits calculated in these balance sheets, or to the Account of Accrued Profits or of Profits Reserve existing in the last annual or semiannual balance sheet, in the form provided in law and/or the distribution of capital interest, as provided in Law nº 9.249, of December 26, 1995, as amended;

(xv) approve the policy on the payment of dividends of the Company;

(xvi) propose to the Annual General Shareholders’ Meeting, observing the limits established in Article 35, sole paragraph, of this Bylaws, the amounts to be paid as statutory participation of the employees and Management in the profits of each fiscal year, as well as to define the criteria for distribution of such amounts;

(xvii) authorize the practice of free reasonable acts by the Company, for the benefit of any individual or entity, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xviii) present proposal for approval at the Meeting of stock option plan or plan of concession of shares to its Management or employees, or to individuals who provide services to the Company, as well as to the Management and employees or individuals who provide services to its controlled companies, directly and indirectly, within the limit of the authorized capital, being incumbent to the Board of Directors the Management of the referred plan, including the grant of options and concessions of shares in the scope of such plans;

(xix) authorize amendments to the trading and issue of American Depositary Receipts – ADRs by the Company or of its controlled companies, directly and indirectly;

(xx) approve its internal regulation which shall provide for, at least, the following matters: (i) the attributions of the Chairman of the Board of Directors; (ii) the rules for the replacement of the Chairman of the Board of Directors in case of his absence or vacancy; (iii) the measures to be adopted in situations of conflict of interests; (iv) the definition of the  term in advance sufficient for receiving the material for discussion at the meetings, with the adequate depth; and (v) the possibility of holding, during the meetings of the Board of Directors, exclusive sessions with the external members of the Board of Directors, without the presence of the members of the Board of Officers and other guests;

(xxi) constitute technical or advisory committees, of non-deliberative character, to perform specific tasks or for generic activities of the Company´s interest, in the terms and conditions defined by the Board of Directors. The Committees may act, among others, in the following areas: (i) strategy and finance, (ii) corporate governance, conduct and ethics, and (iii) compensation of Management and executive development;

(xxii) monitor the compliance of the assignments of the committees that may be created to advise the Board of Directors, approve their respective regulations and assess the technical opinions and reports, in the terms of the law in force and of this Bylaws;

(xxiii) establish mechanisms of periodic assessment of the performance of its members, with the purpose to contribute to the improvement and the effectiveness of the governance of the Company, being able to hire external specialists for the assessment process;

(xxiv) prepare and make public grounded opinion containing favorable or contrary opinion to the acceptance of any and all corporate restructuring, capital increase and other operations that results in change of control, within fifteen (15) days from the disclosure of all the conditions of the operation that results in the change of control. This opinion shall manifest if such operation ensures fair and equitative treatment to the shareholders of the Company;

(xxv) prepare and make public previously grounded opinion containing favorable or contrary opinion to the acceptance of any and all public offer for the purchase of shares or securities convertible into or exchangeable for shares issued by the Company, within fifteen (15) days from the publication of the notice of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, in which it will manifest: (a) on the convenience and opportunity of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, as to the interest of the Company and of all of its shareholders and in relation to the price and to the possible impacts on the liquidity of the securities held by them; (b) as to the strategic plans disclosed by the offering party in relation to the Company; and (c) the eventual alternatives to the acceptance of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, available in the market;

(xxvi) submit to the General Shareholders’ Meeting proposals of amendments to the Company´s Bylaws, that are related to the term of duration of the Company, corporate purpose, increases or reductions of capital, issue of  marketable securities and/or securities, exclusion of the preemptive right in the subscription of shares and other titles and/or securities, dividends, interest on own capital, powers and assignments of the General Shareholders’ Meeting, structure and assignments of the Board of Directors and of the Board of Officers, and respective quorums of deliberation;

(xxvii) approve the annual demobilization plan of the Company proposed by the Board of Officers, as well as the purchase, assignment, transfer, sale and/or encumbrance of real estate assets of the Company or of controlled companies or affiliates, directly or indirectly, that are not discriminated in the Demobilization Plan already approved, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxviii) approve the proposal of split, merger, incorporation in which the Company or controlled companies and affiliates, directly or indirectly, are part or of the Company itself, as well as the Company´s transformation or any other form of corporate restructuring;

(xxix) deliberate on the liquidation, dissolution, appointment of liquidators, bankruptcy or voluntary acts of judicial or extrajudicial recovery of the Company or of the controlled company and affiliates, directly and indirectly, as well as financial restructurings related thereto;

(xxx) approve the purchase, assignment, transfer, sale and/or encumbrance of goods of the non-current assets (except real estate properties) of the Company or of the controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxi) authorize the granting of guarantees, real or fidejussory, commercial pledge, mortgages, guarantees and~~,~~ endorsements, as well as to contract insurance guarantees or letters of guarantee according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxii) authorize the Board of Officers to offer products and real estates and properties of the Company or of controlled companies or affiliates, directly or indirectly, in guarantee to the financial institutions when contracting financing or in guarantee of judicial procedures, whenever these acts result in obligations for the Company or for the controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxiii) approve the contracting with third parties of debt operations of the Company or of controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxiv) approve the policy on financial risk management of the Company, establishing the main conditions for the contracting of “hedging” operations (assets and liabilities), such policy shall contain, at least, the following specifications: purpose of the “hedge”, risk factors, eligible instruments, limits and spheres of competence;

(xxxv) approve the issue, purchase, assignment, transfer, sale and/or encumbrance, at any title or form, by the Company or by the controlled companies or affiliates, directly or indirectly, of equity interests and/or any securities in any companies (including waiver to the right of subscription of shares or debentures convertible into shares of subsidiaries, controlled companies or affiliates), according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxvi) approve and define, previously, the acts to be practiced by the Board of Officers of the Company at the General Shareholders’ Meetings and/or Shareholders´ Meetings of controlled companies, affiliates or invested companies, directly or indirectly, acting as shareholder and/or partner of these companies, according to the Policy of Competence of the Company, to be approved by the Board of Directors or that involve reputational and strategic aspects of the Company;

(xxxvii) approve the performance of operations and business of any nature with related parties, in compliance with the provision of the Policy on Transactions with Related Parties and Other Situations of Conflict of Interests of the Company, approved by the Board of Directors;

(xxxviii) approve (i) the Code of Conduct; (ii) the Securities’ Negotiation Policy, and (iii) the Contributions’ and Donations’ Policy, which shall observe the minimum requirements established by the Regulation of the Novo Mercado e by the Brazilian Code of Corporate Governance;

(xxxix) approve the annual and pluriannual integrated capital budgets (budgets of operations, budgets of investments, and the budgets of cash flow) of the Company and of its controlled companies and affiliates, establishment of the policy on investment and on the corporate strategy. The general annual integrated budget shall always be approved up to the last day of the previous calendar year and shall refer to the twelve months of the following fiscal year. At any time during the calendar year, the budget of the company shall cover a minimum period of six (6) months. The execution and performance of the approved budget shall be reviewed monthly at the General Shareholders’ Meetings of the Board of Directors;

(xl) approve the execution of any contracts or agreements (except the contracting of debt) involving the ordinary course of the Company´s activities or of the controlled companies, directly or indirectly, including, but not limited to, services, consulting or supply agreements, according to the Policy of Competence of the Company, to be approved by the Board of Directors, as well as to approve the contractual termination or the execution of amendment terms to the agreements already executed that result in a new obligation of the same amount;

 (xli) approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar arrangements involving patents, processes of production and/or technology, copyrights, domain names, trademarks or deposited marks on behalf of the Company or of any company controlled by it or affiliate, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors, except: (a) if effected between the Company and wholly-owned subsidiaries, except in cases of sale and/or final assignment, which shall be approved by the Board of Directors; and (b) for authorization of use of trademarks by controlled companies or affiliates.

Section III – Board of Officers

Article 24.      The Board of Officers, whose members are elected and dismissible at any time by the Board of Directors, shall be composed by, at least, two (2) and, up to, fifteen (15) members, elected for a period of two (2) years, reelection being allowed, being one (1) Global Chief Executive Officer and one (1) Chief Financial and of Investor Relations Officer and the others Vice President Officers with designation and functions to be proposed to the Board of Directors by the Global Chief Executive Officer, in the terms of Article 26 below, all being professionals who meet the parameters indicated in Paragraphs Three and Four below.

Paragraph One - The positions of Chairman of the Board of Directors and of the Global Chief Executive Officer may not be occupied by the same individual, except as provided in Paragraph Two below.

Paragraph Two - The rule contained in Paragraph One of this Article does not apply in the event of vacancy of the position of Global Chief Executive Officer, in this case, the Company shall: (i) disclose the cumulation of positions as a result of the vacancy until the following business day of its occurrence; (ii) disclose, within the period of sixty (60) days, counted from the vacancy, the measures taken to cease the cumulation of the positions; and (iii) cease the cumulation within one (1) year.

Paragraph Three - The election of the Board of Officers shall be made by the Board of Directors, being able to choose among the candidates pre-selected by the Global Chief Executive Officer. To this effect, the Global Chief Executive Officer will send to the Board of Directors a copy of the "resumé" of the candidate appointed, together with the terms of his hiring and all other necessary information to evidence the qualification established in Paragraph Four of this Article. If the Board of Directors does not approve the appointments presented, new names shall be presented, by the Global Chief Executive Officer, until they are approved by the Board of Directors.

Paragraph Four - The Board of Officers shall be integrated exclusively by professionals who have proven academic education and practice, acquired in courses and in the exercise of activities compatible with the functions for which they are being appointed.

Subsection III.1 - Competence

Article 25.      It is competence of the Board of Officers to:

(i) authorize the opening, the closing or the amendment to the address of branches, agencies, deposits, offices or any other facilities of the Company, in Brazil or abroad;

(ii) submit, annually, the appreciation by the Board of Directors, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, as well as the proposal for the allocation of the earned profits of the previous year;

(iii) prepare and propose, to the Board of Directors, the annual and pluriannual budgets, the strategic plans, the projects of expansion and the programs of investment programs;

(iv) approve the corporate rules that shall guide the other approval competences and the responsibilities for the management acts necessary to the conduction of the Company´s activities, defining the limits of competence for several decision making processes, according to hierarchical levels of the Company and always observing the spheres of competence of the Board of Directors provided in Article 23 of this Bylaws;

(v) decide, by request of the Global Chief Executive Officer, on any subject that is not of the exclusive competence of the General Shareholders’ Meeting or of the Board of Directors;

(vi) approve the performance of certain operations and business with Related Parties, in compliance with the provisions of the Policy on Transactions with Related Parties and Other Situations of Conflicts of Interests of the Company;

(vii) prepare the draft, for further submission to the deliberation of the Board of Directors (i) of the Code of Conduct; (ii) of Risk Management Policy, (iii) of the  Securities’ Negotiation Policy, (iv) of the Related Parties’ Transaction Policy, and (v) of the Contributions’ and Donations’ Policy, that shall observe the minimum requirements established by the Regulation of the Novo Mercado and by the Brazilian Code of Corporate Governance.

Article 26.      Besides the other assignments established in this Bylaws, it is competence on, as for example:

(i) The Global Chief Executive Officer:

a.               convene and preside the meetings of the Board of Officers;

b.               represent the Board of Officers at the meetings of the Board of Directors;

c.               submit to the deliberation of the Board of Directors the proposals of the Board of Officers related to the annual and pluriannual budgets, the strategic plans, the projects of expansion and the programs of investment of the Company;

d.               inspect and guide the conduction of the financial, social and sustainability business and the activities of the other Officers;

e          present to the Board of Directors, the financial statements, the annual and pluriannual budgets and investments’ budget, the financial planning and the cash flow; and

f           propose to the Board of Directors positions of Officers, with or without specific designation, and the respective holders for the performance of specific functions that judges necessary.

 (ii) To the Chief Financial and of Investor Relations Officer:

a.               prepare, together with the other members of the Board of Officers and under the coordination of the Global Chief Executive Officer, the budgets to be submitted to the approval of the Board of Directors and be responsible for the control of execution of these budgets mainly on what refers to the control of cash flow;

b.               guide the execution of the economical financial policy, supervising the economical financial activities, according to the determinations of the Board of Directors; and

c.               organize and coordinate the system of necessary information to its performance, as well as supervise all the controllership activities of the Company.

d. represent the Company before CVM and other entities of the capital markets and financial institutions, as well as regulating bodies and stock exchanges, national and foreign, in which the Company has securities listed, besides complying with applicable regulatory rules to the Company on what is related to the registrations held by CVM and together with regulating bodies and stock exchanges in which the Company has securities listed and administer the policy of relationship with investors; and

e. monitor the compliance, by the shareholders of the Company, with the obligations provided in Chapter VIII of this Bylaws and report to the General Shareholders’ Meeting and/or to the Board of Directors, when requested, its conclusions, reports and diligences.

(iii)  To the others Vice President Officers, whose designation will be given by the Board of Directors by suggestion of the Global Chief Executive Officer:

a.               guide, coordinate and supervise the specific activities under their responsibility; and

b.               execute specific charges that might be attributed by decision of the Global Chief Executive Officer.

Subsection III.2 – Representation of the Company

Article 27.      The Board of Officers, within the limits established by the Law and by this Bylaws, is vested with general management powers, that allow the practice of all the necessary acts for the regular functioning of the Company, to achieve its corporate purposes.

Article 28.      The active and passive representation of the Company, in or out of court, as well as the practice of all legal acts, shall be incumbent on:

(i)               any two (2) members of the Board of Officers acting jointly;

(ii)             any member of the Board of Officers, jointly with an attorney in fact with specific powers; or

(iii)            two attorneys in fact with specific powers, always acting jointly.

Paragraph One - The Company may be represented by only one Officer or one attorney in fact with specific powers in the practice of the following acts:

(i)               representation of the Company at General Shareholders’ Meetings and the partners´ meetings of companies in which the Company participates;

(ii)             representation of the Company in court; or

(iii)            practice of acts of simple administrative routine, including before public bodies, mixed capital companies, boards of trade, Labor Justice, INSS, FGTS and the collecting banks, and others of the same nature.

Paragraph Two - The acts for which this Bylaws requires previous authorization of the Board of Directors shall only be valid once this requirement is met.

Paragraph Three - The Board of Officers may, through two of its members and upon competent instruments, to constitute attorneys in fact with specific powers to act on behalf of the Company, with mandate with determined term to be established case by case, except the judicial mandates that may be granted for undetermined term. In any case, it shall be respected the limitations and restrictions mentioned in this Article and the ones established by the Board of Directors.

Subsection III.3 – Meetings of the Board of Officers

Article 29.      The Board of Officers will hold meetings whenever necessary, drawing up minutes of these meetings in the proper book.

Paragraph One - The deliberations of the Board of Officers shall be taken by the majority of votes, being incumbent on the Global Chief Executive Officer, or on his substitute, the casting vote.

Paragraph Two - The minimum quorum of installation of the meetings of the Board of Officers is of two thirds (2/3) of its members.

Paragraph Three - If necessary, it is admitted the holding of meetings or the participation of the members of the Board of Officers, at the meetings of such board, by telephone, videoconference, electronic vote, or other means of communication that may ensure the effective participation and the authenticity of the vote. In this event, the member of the Board of Officers shall be considered present at the meeting, and his vote shall be considered valid for all legal purposes and incorporated to the minutes of the referred meeting.

Paragraph Four - In the absence or temporary impediments, the members of the Board of Officers will replace each other, by appointment of the Global Chief Executive Officer. If there is vacancy, the Board of Directors, within thirty (30) days, (i) shall appoint who shall (a) fill in the vacancy, whose term of office shall have a coincident term with the other members of the Board of Officers or (b) cumulate the respective function or (ii) deliberate on the non-fulfillment, temporary or permanent, of the position vacant, provided that this position is not of the Global Chief Executive Officer or Chief Financial and Investor Relations Officer.

V.              FISCAL COUNCIL

Article 30.      The Company shall have a permanent Fiscal Council, composed by three (3) effective members and equal number of alternates, elected by the General Shareholders’ Meeting, which will perform its functions until the first annual General Shareholders’ Meeting that occurs after its election, reelection being allowed, with the assignments, competence and compensation provided in the Law.

Paragraph One - The election of the members of the Fiscal Council shall occur by means of majority decision, being elected the three (3) candidates, and respective alternates, who receive the higher number of votes at the General Shareholders’ Meeting, observing the provision of article 161 of the Brazilian Corporation Law. If there is a Controlling Shareholder, it is ensured to the minority shareholders, provided they represent, jointly, ten percent (10%) or more of the shares issued by the Company, the right to elect, separately, one (1) member and the respective alternate of the Fiscal Council of the Company.

Paragraph Two - The members of the Fiscal Council shall be invested in their positions upon the execution of the term of investiture in the proper book, which shall contain the consent to all manuals, codes, regulations and internal practices of the Company, and its subordination to the arbitration clause referred in Article 47.

Paragraph Three - The Fiscal Council will meet periodically, in the terms of its Internal Regulation, drawing up minutes of these meetings in the proper book.

Paragraph Four - The Fiscal Council shall elect its Chairman at the first meeting after its election and shall work according to the Internal Regulation approved by the Fiscal Council itself.

Article 31.      For the full exercise of the functions of the Fiscal Council the requirements provided in the applicable law, the provision in this Bylaws and in the Internal Regulation of the Fiscal Council shall be observed.

Paragraph One - It will be applicable to the members of the Fiscal Council the same obligations and preventions imposed by the Law and by this Bylaws to the Management of the Company.

Paragraph Two – In case of absence or vacancy of position of an effective member of the Fiscal Council, the respective alternate will occupy his place. In case of vacancy of position of the effective member and of its respective alternate, the General Shareholders’ Meeting shall be convened to proceed to the election of a member to the position.

Paragraph Three - Observing the requirements and obligations contained in this Bylaws, as well as in the other applicable legal dispositions, the members of the Fiscal Council of the Company may be elected by the Board of Directors to also integrate the Audit and Integrity Committee.

VI.             AUDIT AND INTEGRITY COMMITTEE

Article 32.      The Company will have an Audit and Integrity Committee in permanent functioning, comprised by, at least, three (3) and, by a maximum, five (5) members, being the majority independent members and, at least, one (1) of its members not belong to ~~of~~ the Board of Directors, in accordance with the requirements established in the applicable regulation, especially in CVM Instruction nº 509/11. At least one of the independent members of the Board of Directors shall be appointed to also integrate the Audit and Integrity Committee. None of the members of the Audit and Integrity Committee shall be a member of the Board of Officers.

Article 33.      The members of the Audit and Integrity Committee shall be appointed by the Board of Directors for terms of office of two (2) years and will occupy their positions for, at the most, ten (10) years, being dismissible at any time. If the member of the Committee is also a member of the Board of Directors, the term of office will end simultaneously for both positions.

Paragraph One - The performance of the activities of the members of the Audit and Integrity Committee shall observe the rules provided in the Brazilian law, especially in CVM Instruction 509/11, and in US law, including the provision of the Sarbanes–Oxley Act and the rules issued by the Securities and Exchange Commission - SEC.

Paragraph Two - At least one of the members of the Audit and Integrity Committee shall have proven knowledge in the areas of corporate accounting, of audit and finance, that characterizes him as financial specialist.

Paragraph Three - The Audit and Integrity Committee shall have the following assignments: 1) give opinion on the hiring and dismissal of the independent external auditor for the conduction of the independent external audit or for any other type of  service; 2) supervise the activities: (a) of the independent auditors, such as to evaluate their independence, the quality and adequacy of the services provided to the needs of the Company; (b) of the area of internal controls of the Company; (c) of the area of internal audit of the Company; and (d) of the area of preparation of the financial statements of the Company; 3) monitor the quality and integrity: (a) of the mechanisms of internal controls; (b) of the quarterly information, interim statements and financial statements of the Company; and (c) of the information and measurement disclosed based on adjusted accounting data and on non-accounting data that add non-provided elements to the structure of the usual reports of the financial statements; 4) evaluate and monitor the risk exposures of the Company, being able, inclusively, to require detailed information on policies and procedures related with: (a) the management compensation; (b) the use of the Company´s assets; and (c) the expenses incurred on behalf of the Company; 5) evaluate and monitor, jointly with the management and the area of internal audit, the adequacy of the transactions with related parties entered into by the Company and its respective evidences; 6) evaluate, monitor and recommend to the management the correction or the improvement of the internal policies of the Company, including the Policy on Transactions with Related Parties; 7) evaluate the practices of integrity (compliance) of the Company and propose improvements; 8) evaluate and discuss the work annual plan for the independent external auditor and forward it for the approval of the Board of Directors; and ~~6~~ 9) prepare annual summarized report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations presented; and (b) any situations in which there is significant discrepancy among the Company´s management, the independent external auditors and the Audit and Integrity Committee in relation to the financial statements of the Company.

Paragraph Four - The Audit and Integrity Committee will be an advisory body directly bound to the Board of Directors.

Paragraph Five - The Audit and Integrity Committee shall meet monthly and whenever necessary, so that the accounting information of the Company is always being evaluated by the committee before its disclosure.

Paragraph Six - The internal regulation of the Audit and Integrity Committee shall be approved by the Board of Directors and will describe in detail its functions, as well as its operational procedures.

Paragraph Seven - The Audit and Integrity Committee shall have means to receive, hold and respond to claims, including confidential, internal and external to the Company, in relation to the non-compliance with the legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes, including with provision of specific procedures for the protection of the confidentiality of the information and of its provider.

Paragraph Eight - The Board of Directors will define the compensation of the members of the Audit and Integrity Committee. The Audit and Integrity Committee shall have operational autonomy and budget allocation, annual or by project, to conduct or determine the performance of consultations, assessments and investigations within the scope of its activities, including the hiring and use of external and independent specialists, to compensate these specialists and pay the ordinary administrative expenses of the Audit and Integrity Committee.

Paragraph Nine - The meetings of the Audit and Integrity Committee shall be recorded in minutes, considering that the decisions/recommendations shall be taken with favorable votes of 2/3 (two thirds) of its members.

Paragraph Ten - The coordinator of the Audit and Integrity Committee, together with other members when necessary or convenient, shall: (i) meet, at least quarterly, with the Board of Directors and with the Fiscal Council; and (ii) be present at the Annual General Shareholders’ Meeting and, when necessary, at the Extraordinary General Shareholders’ Meetings of the Company.

Paragraph Eleven - The members of the Audit and Integrity Committee shall elect, among the Independent Directors who are part of the Committee, the coordinator of the Committee, whose activities and assignments shall be defined in the internal regulation of the Committee.

Paragraph Twelve - The members of the Audit and Integrity Committee shall have the same fiduciary duties and responsibilities applicable to the Management of the Company, in the terms of the Brazilian Corporation Law.

VII.           FISCAL YEAR AND RESULTS

Article 34.      The fiscal year coincides with the calendar year and, in on its termination, the Company shall prepare the financial statements provided in the Brazilian Corporation Law for purposes of disclosure and assessment by the General Shareholders’ Meeting.

Article 35.      From the result of each fiscal year, it shall be deducted, before any participation, the eventual accrued losses and the provision for Income Tax.

Sole Paragraph - After the referred deductions in this Article are made, the General Shareholders’ Meeting may assign to the employees and Management, successively and in this order:

(i)               the statutory participation of the employees of the Company up to the maximum limit of ten percent (10%) of the remaining profits; and

(ii)             the statutory participation of the Management, up to the maximum legal limit.

Article 36.      After the participations mentioned in Article 35 above are deducted, the net profit of the year shall have successively the following destination:

(i)               five percent (5%) for the constitution of the Legal Reserve until it reaches twenty percent (20%) of the Capital Stock;

(ii)             twenty five percent (25%) as minimum mandatory dividend, adjusted according to Article 202 of the Brazilian Corporation Law, to be attributed to all the shares of the Company;

(iii)            twenty percent (20%) for the constitution of reserves for capital increase, until reaches the limit of twenty percent (20%) of the Capital Stock;

(iv)            until fifty percent (50%) for the constitution of the reserve for expansion, until it reaches eighty percent (80%) of the Capital Stock, with the purpose to ensure investments in fixed assets, or increases in working capital, including by means of amortization of the Company´s debts, regardless of the withholding of profit related to the capital budget, and its balance may be used: (i) in the absorption of losses, whenever necessary; (ii) in the distribution of dividends, at any time; (iii) in the operations of redemption, reimbursement or purchase of shares, authorized by the Law; and (iv) in the incorporation to the Capital Stock, including upon new bonus shares.

Article 37.      Except where otherwise provided at the General Shareholders’ Meeting, the payment of the dividends and of interest on own capital shall be made within sixty (60) days from the date of the respective deliberation.

Paragraph One - By deliberation of the Board of Directors, in the terms of Article 23 above, the Company can prepare semi-annual balance sheets or related to shorter periods, as well as declare dividends and/or interest on own capital on the account of profits earned in these balance sheets, of accrued profits or of reserves of profit existing in the last annual or semi-annual balance sheet, as provided in the Law.

Paragraph Two – The interim dividends and the interest on own capital declared in each fiscal year may be attributed to the mandatory dividend of the fiscal year.

Article 38.      The dividends not received or unclaimed shall prescribe within the term of three (3) years, counting from the date on which they were made available to the shareholder, and shall revert to the Company.

VIII.         SALE OF SHAREHOLDING CONTROL, OF DEREGISTRATION AS PUBLICLY HELD COMPANY AND DELISTING FROM THE NOVO MERCADO

Article 39.      The sale of the control of the Company, directly or indirectly, both by means of a single operation, as by means of successive operations, shall be contracted under the condition precedent or subsequent, that the purchaser of the control undertakes to present a public offer for the purchase of the shares having as object the shares issued by the Company held by the other shareholders (“OPA”), observing the conditions and terms provided in the law and regulation in force and in the Regulation of the Novo Mercado, as to ensure them equal treatment to the one given to the seller.

Paragraph One - For purposes of this Bylaws, it is understood as control and its related terms the power effectively used by shareholder to direct the corporate activities and to guide the functioning of the company´s bodies, whether directly or indirectly, in fact or by law, regardless of the equity interest held the shareholder.

Paragraph Two - If the purchase of the control also subjects the purchaser of the control to perform an OPA required by Article 41 of this Bylaws, the purchase price at the OPA will be the higher between the prices determined in compliance with this Article 39 and Article 41, Paragraph Three of this Bylaws.

Paragraph Three - In case of indirect sale of control, the purchaser shall disclose the value attributed to the Company for the purposes of defining the price of the OPA, as well as to disclose the justified evidence of this value.

Paragraph Four - The OPA shall observe the conditions and the terms provided in the law, the regulation in force and in the Regulation of the Novo Mercado.

Article 40. After an operation of sale of control of the Company and its subsequent OPA, the purchaser of the control, whenever necessary, shall take the appropriate measures to restore the minimum percentage of outstanding shares provided in the Regulation of the Novo Mercado, within the eighteen (18) months following the purchase of the power of control.

Article 41. Any Purchasing Shareholder, who purchases or becomes holder of shares issued by the Company, in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company shall (i) immediately disclose such information by means of Material Fact Notice, as provided in the regulation issued by CVM; and (ii) in the maximum period of thirty (30) days counting from the date of the purchase or of the event that resulted in the ownership of shares in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, present or request registration of, as the case may be, an OPA of the totality of the shares issued by the Company, observing the provision of the applicable regulation of CVM, the regulations of B3 and the terms of this Article.

Paragraph One - For purposes of this Bylaws, (i) “Purchasing Shareholder” means any person, including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, with domicile or with head office in Brazil or abroad, or Group of Shareholders, that purchases shares of the Company; and (ii) “Group of Shareholders” means the group of people: (a) bound by contracts or voting agreements of any nature, whether directly or by means of controlled companies, controlling companies or under common control; or (b) among which there is a control relationship; or (c) under common control.

Paragraph Two - The OPA shall be (i) directed indistinctly to all the shareholders of the Company, (ii) effected through an auction to be held at B3, (iii) presented by the price determined in accordance with Paragraph Three of this Article, and (iv) paid in cash, in national currency, against the purchase within the OPA of the shares issued by the Company.

Paragraph Three - The purchase price at the OPA of each share issued by the Company may not be lower than the highest value between (i) one hundred and forty percent (140%) of the average unit price of the shares issued by the Company during the last one hundred and twenty (120) days of the previous trading sessions to the date in which it becomes mandatory the performance of the OPA, at the stock exchange in which there is the highest volume of trading of shares issued by the Company; and (ii) one hundred and forty percent (140%) of the average unit price of the shares issued by the Company during the last thirty (30) days of the previous trading sessions to the date in which it becomes mandatory the performance of the OPA, at the stock exchange in which there is the highest volume of trading of shares issued by the Company.

Paragraph Four - The performance of the OPA mentioned in the head paragraph of this Article will not exclude the possibility of another shareholder of the Company, or, as the case may be, the Company itself, to formulate a competing OPA, in the terms of the applicable regulation.

Paragraph Five - The Purchasing Shareholder will be obliged to attend eventual requests or to meet the requirements of CVM, formulated based on the applicable law, related to the OPA, within the maximum terms provided in the applicable regulation.

Paragraph Six - If the Purchasing Shareholder does not comply with the obligations imposed by this Article, including on what refers to the compliance of the maximum terms (i) for the performance or request of registration of the or (ii) for compliance or possible requests or requirements from CVM, the Board of Directors of the Company shall convene an Extraordinary General Shareholders’ Meeting, in which the Purchasing Shareholder will not be able to vote, to deliberate on the suspension of the exercise of the rights of the Purchasing Shareholder that did not comply with any obligation imposed in this Article, as provided in Article 120 of the Brazilian Corporation Law, without prejudice to the responsibility of the Purchasing Shareholder for losses and damages caused to the other shareholders as a result of non-compliance to the obligations imposed by this Article.

Paragraph Seven - Any Purchasing Shareholder who purchases or becomes holder of other rights, including usufruct or trust, over the shares issued by the Company in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, will be equally obliged to, in up to thirty (30) days counted from the date of such purchase or from the event that resulted in the ownership of such rights over shares in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, to present or request the registration, as the case may be, of an OPA, in the terms described in this Article.

Paragraph Eight - The obligations contained in Article 254-A of the Brazilian Corporation Law and in Article 39 of this Bylaws do not exclude the compliance, by the Purchasing Shareholder, with the obligations contained in this Article, except as provided in Article 45 and in Article 46 of this Bylaws.

Paragraph Nine - The provision of this Article is not applicable if a person becomes holder of shares issued by the Company in amount higher than thirty three point thirty three percent (33.33%) of the total of the shares issued as a result: (i) of legal succession, under the conditions that the shareholder disposes the excess of shares in up to sixty (60) days counted from the relevant event, (ii) of the merger of another company into the Company, (iii) of the merger of shares of another company into the Company, or (iv) of the subscription of shares of the Company, made in a single primary issue, that has been approved at a General Shareholders’ Meeting of the shareholders of the Company, according to the rules provided in the applicable regulation.

Paragraph Ten - For purposes of calculation of the percentage of thirty-three-point thirty three percent (33.33%) of the total shares issued by the Company described in the head paragraph of this Article, it will not be calculated the involuntary increases of equity interest resulting from cancelation of shares held in treasury or of reduction of the Company´s capital stock with the cancelation of shares.

Paragraph Eleven - If CVM´s regulation applicable to the OPA, as provided in this Article determines the adoption of a criteria of calculation for setting the purchase price of each share of the Company in the OPA that results in purchase price higher than the one determined in the terms of Paragraph Three of this Article, the OPA provided in this Article shall be effected for the purchase price calculated in the terms of CVM´s regulation.

Article 42. The Company´s delisting from the Novo Mercado, either by voluntary, compulsory act or by virtue of corporate restructuring, shall observe the rules contained in the Regulation of the Novo Mercado.

Article 43. Without prejudice to the provision of the Regulation of the Novo Mercado, the voluntary delisting from the Novo Mercado shall be preceded by an OPA that observes the procedures provided in the regulation issued by CVM on the OPA for the cancelation of registration as publicly held company and the following requirements: (i) the price offered shall be fair, being possible, the request of new valuation of the Company in the form established in the Brazilian Corporation Law; and (ii) shareholders holding more than 1/3 of the outstanding shares shall accept the OPA or expressly agree with the delisting from the Novo Mercado without the effective sale of the shares.

Sole Paragraph. The voluntary delisting from the Novo Mercado may occur regardless of the performance of the OPA mentioned in this Article, in the event of waiver approved at the General Shareholders’ Meeting, observing the rules and conditions of the Regulation of the Novo Mercado.

Article 44. Without prejudice to the provision of the Regulation of the Novo Mercado, the compulsory delisting from the Novo Mercado shall be preceded by an OPA that observes the procedures provided in the regulation issued by CVM on public offers for purchase of shares for cancelation of registration of publicly held company and the requirements established in the head paragraph of Article 43.

Sole Paragraph. If the percentage of purchase of shares that authorizes the delisting from the Novo Mercado is not reached, after the performance of the OPA provided in the head paragraph, the shares issued by the Company will still be negotiated in the Novo Mercado, within six (6) months following the performance of the auction of the OPA, without prejudice of the application of eventual sanctions by B3.

Article 45. It is optional the formulation of a single OPA, aiming to more than one of the purposes provided in this Chapter VIII, in the Regulation of the Novo Mercado, in the corporate law or in the regulation issued by CVM, provided it is possible to make procedures compatible with all types of OPA and there is no prejudice for the recipients of the offer and it is obtained the authorization from CVM when required by the applicable law.

Sole Paragraph - With the exception of the OPAs destined to the delisting from the Novo

Mercado and/or to the cancelation of registration of publicly held company, the performance of a unified OPA may only occur by a shareholder of the Company who holds an amount equal or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, observing the provision of head paragraph of Article 41 as to the minimum price to be paid per share.

Article 46. The shareholders responsible for the performance of the OPA provided in this Chapter VIII, in the Regulation of the Novo Mercado or in the regulation issued by CVM may ensure its effectiveness through any shareholder or third party.

Sole Paragraph - The Company or the shareholder, as the case may be, do not exempt itself from the obligation to present the OPA that is of his responsibility until the said OPA is concluded in compliance with the applicable rules.

IX.             ARBITRAL TRIBUNAL

Article 47. The Company, its shareholders, Management and members of Fiscal Council undertake to resolve, by means of arbitration, in the Market Arbitration Chamber, in the form of its regulation, every and all controversy that may arise between them, related to or arising from its condition as issuer, shareholder, Management or member of the Fiscal Council, as the case may be, and, specially, of the application, validity, efficacy, interpretation, violation and its effects, arising from the dispositions contained in Law nº 6.385/1976, in the Brazilian Corporation Law, in the rules edited by the National Monetary Council, in the Central Bank of Brazil or by CVM, as well as in the other applicable rules to the functioning of the capital market in general and the ones contained in the Regulation of the Novo Mercado, in the other regulations of B3 and in the participation agreement of the Novo Mercado, as in the Arbitration Regulation of the Market Arbitration Chamber, to be conducted in compliance with this last Regulation.

X.              COMPANY´S LIQUIDATION

Article 48. The Company will be liquidated in the cases determined in the law, being incumbent on the General Shareholders’ Meeting to elect the liquidator or liquidators, as well as the Fiscal Council that shall work in this period, according to the legal formalities.

XI.             GENERAL PROVISIONS

Article 49. The Company shall observe the shareholders´ agreements filed at the head office, being expressly prevented to the members of the presiding board of the works of the general  meetings or of the meetings of the Board of Directors to accept declaration of vote of any shareholder, signatory of shareholders’ agreement duly filed at the head office or of member of the Board of Directors elected by the signatories of such agreement, that is cast in disagreement with what is agreed upon in the referred agreement, also being expressly forbidden to the Company to accept and proceed to the transfer of shares and/or to the encumbrance and/or to the assignment of preemptive right to the subscription of shares and/or of other securities that do not respect what is provided and regulated according to the shareholders’ agreement filed at the head office.

* * *

BRF S.A.

Appendix VI - Comparative table of the proposed amendment to the Company’s Bylaws with an indication of the justification for the changes and alanysis of their legal and economic effects. (Article 11, item II, of CVM Instruction No. 481, of December 17, 2009)

Current	Proposal	Justification and Analysis of Effects
IV. Management
Article II - Board of Directors
Subsection II.1 - Meetings and substitutions

Article 21. The Board of Directors will meet, ordinarily, once per month and, extraordinarily, whenever convened by its Chairman or by the majority of its members, drawing up minutes of these meetings in the proper book.

Article 21. The Board of Directors will meet, ordinarily,  ~~once a month~~  at least 8 (eight) times a year and, extraordinarily, whenever convened by its Chairman or by the majority of its members, drawing up minutes of these meetings in the proper book.

The amendment to the Bylaws aims to change the periodicity of ordinary meetings of the Board of Directors, establishing that the body must meet ordinarily, at least, 8 (eight) times a year.

The proposed amendment will not produce legal or economic effects, as they are intended only to reflect in the Bylaws the number of ordinary meetings to be held by the Board of Directors.

BRF S.A.

Appendix VII - Information on the Indemnity Agreements to be executed with the members of the Board of Directors (Items 3.4.2 and 7.11 of Official Letter / CVM / SEP / Nº02 / 2020)

a) if there is a statutory provision on the indemnity and, if so, its terms;

There is no statutory provision on entering into indemnity commitments.

b) whether the agreement will have to provide a limit value for the indemnity offered and, if so, what is that value;

The indemnity agreements entered into by the Company have no coverage limit. It is worth mentioning, however, that, in the event of a blockade or other act of constriction on the assets, the “Guaranteed” may request Advance or Reimbursement in an amount of up to 70% of the base salary, limited to R $ 100,000.00 (one hundred thousand reais) per month, until the blocking or patrimonial constriction is released.

c) the coverage period that may be covered by the contract;

Indemnity agreements do not establish a coverage period. The definition of covered Losses takes into account the relationship of the “Guaranteed” with the company, that is, the fact that he is or has been a member of the Company’s Board of Directors.

d) the managers who may enter into an indemnity agreement with the company;

The resolution that is the object of the meeting aims to authorize the Company to enter into indemnity agreements with candidates to the Board of Directors who may be elected to be part of such body and who do not yet hold a position in the Company’s management.

In the case of the slate proposed by the Board of Directors, they will be entitled to enter into the indemnity agreement (i) Mrs. Flavia Maria Bittencourt; (ii) Mr. Ivandré Motiel da Silva; and (iii) Mr. Marcelo F. Bacci. The members of the slate who are already members of the Board of Directors, (i) Mr. Augusto Marques da Cruz Filho, (ii) Dan loschpe, (iii) Mrs. Flavia Buarque de Almeida, (iv) Mr. José Luiz Osório, (v) Mr. Luiz Fernando Furlan; (vi) Mr. Pedro Pullen Parente, and (vii) Mr. Roberto Rodrigues, already have indemnity agreements approved at the Extraordinary General Shareholders’ Meeting of May 25, 2018, which will remain in force.

e) the cases that exclude the right to indemnity;

The indemnity agreement expressly excludes from its coverage the losses determined by the “Guarantee” due to acts performed by him (i) outside the exercise of his duties; (ii) with intent, bad faith, serious fault or through fraud; (iii) in self-interest or in the interests of third parties, to the detriment of the interest of the Company. Also excluded from coverage are any expenses related to indemnities to be paid by the “Guaranteed” in liability actions that may be proposed by the Company based on article 159 of Law No. 6.404/1976.

f) the types of expenditure that can be paid, advanced or reimbursed based on the contract;

The equity guarantee given to the “Guaranteed” involves the coverage of any decisions, condemnations or administrative or judicial constraints, fines, penalties, agreements, losses, expenses, costs, disbursements, current or potential, for an indefinite period, including their respective additions or charges , moratorium or otherwise.

g) the procedures related to the decisions regarding the payment, reimbursement or advance of expenses resulting from the indemnity commitment, indicating: (i) company body that will be responsible for the decisions regarding its concession; and (ii) the rules and procedures that will be adopted to mitigate conflicts of interest, guarantee the independence of decisions and ensure that they are taken in the interest of the company.

The Board of Directors is the competent body to determine the payment or reimbursement of expenses resulting from the indemnity commitment. In the event that (i) more than half of the Company’s managers are direct beneficiaries of the resolution, (ii) there is a divergence of at least 3 members of the Board of Directors regarding the framework of the act performed by the “Guaranteed” as subject to indemnity, and (iii) the Company’s financial exposure proves to be significant, the Board of Directors may submit the decision on granting coverage to a special committee, formed by 3 (three) independent members chosen by the Board of Directors. In addition, the members benefiting from the guarantee and those involved in the same claim that gave rise to the indemnity request cannot participate in the deliberations of the Board of Directors regarding the anticipation or reimbursement related to the Losses object of the “indemnity commitment”.

h) for what reason the management preferred to adopt the provision of indemnity commitment instead of entering into a civil liability insurance contract with similar coverage;

The indemnity agreement is intended to indemnify the “Guarantees” for any losses resulting from decisions, convictions or other administrative or judicial constraints imposed on them due to the exercise of the functions inherent to their respective positions, which are not covered by insurance. civil liability already hired by the Company. In other words, the indemnity agreement represents an additional guarantee to cover civil liability insurance.

i) the quoted value of the civil liability insurance premium that provides coverage similar to the proposed indemnity commitment;

Currently, the Company has contracted civil liability insurance with Seguradora Zurich Minas Brasil Seguros SA, with a premium payment in the total net amount of approximately US 3,330,000.00 (three million, three hundred and thirty thousand US dollars) and with coverage of the total amount of up to US 100,000,000.00 (one hundred million US dollars), corresponding to the maximum indemnity limit.

j) if the guarantee offered by the provision of an indemnity commitment includes the payment or reimbursement of indemnities that the administrators are obliged to pay when liable for damages caused to third parties or to the company as a result of unlawful acts practiced before the provision of the indemnity commitment ;

The indemnity agreement expressly excludes from its coverage the losses determined by the “Guarantee” due to acts performed by him (i) outside the exercise of his duties; (ii) with intent, bad faith, serious fault or through fraud; (iii) in self-interest or in the interests of third parties, to the detriment of the interest of the Company. Also excluded from coverage are any expenses related to indemnities to be paid by the “Guaranteed” in liability actions that may be proposed by the Company based on article 159 of Law No. 6.404 / 1976. As the indemnity contracts to be authorized at this Meeting will be signed with people who are not yet part of the Company’s management, there will be no coverage for acts prior to the investiture of such candidates as members of the Board of Directors.

 k) if the guarantee offered by the provision of an indemnity commitment includes the  payment or reimbursement of fines resulting from conviction in criminal proceedings or in administrative proceedings or pecuniary obligations provided for in agreements to close administrative proceedings supported by administrators; and

The indemnity agreement provides for the coverage of any losses arising from the participation of the “Garantido” (i) in ongoing or future lawsuits, in Brazil or abroad, which cause blockages of assets or any other type of constriction to the assets of the “Guaranteed” ”; (ii) in legal or administrative proceedings, current or future, in which penalties or any type of sanctions are established, except for the exclusion of the coverage of losses determined by the “Guaranteed” due to acts performed (i) outside the exercise of its powers ; (ii) with intent, bad faith, serious fault or through fraud; (iii) in self-interest or in the interests of third parties, to the detriment of the interest of the Company, regardless of whether such acts were performed before or after the execution of the indemnity contract.

Also excluded from coverage are any expenses related to indemnities to be paid by the “Guaranteed” in liability actions that may be proposed by the Company based on article 159 of Law No. 6.404 / 1976.

In addition, the indemnity agreement establishes the coverage of losses related to the conclusion of any type of agreement within the scope of the procedure initiated against the “Guaranteed” and reported to BRF. Notification to BRF must be made in writing by the “Guaranteed”, within 5 (five) consecutive days, regarding the fact in relation to which the “Guaranteed” intends to obtain coverage of the Indemnity Agreement. In the notification, the “Guaranteed” must clarify the circumstances, nature and extent of the Loss and the reason why it should be covered by the Indemnity Agreement, as well as present all the documentation it has in relation to the matter. According to the indemnity contracts, the decision regarding the conclusion of the agreement is the responsibility of the “Guaranteed”, and it is up to BRF, in the processes in which it has chosen lawyers, to guide them to obtain the authorization of the “Guaranteed” for the conclusion of any agreement.

l) in case of a positive response to at least one of the two previous items, why does management believe that such guarantee would be in the best interest of the company.

As mentioned above, the indemnity agreement expressly excludes the guarantee in case of acts performed (i) outside the exercise of the duties of the member of the Board of Directors; (ii) with intent, bad faith, serious fault or through fraud; (iii) in self-interest or in the interests of third parties, to the detriment of the interest of the Company.

Also excluded from coverage are any expenses related to indemnities to be paid by the “Guaranteed” in liability actions that may be proposed by the Company based on article 159 of Law No. 6.404/1976.

In view of this, the Company understands that coverage for other cases in which the “Guaranteed” incurs losses due to judicial or administrative proceedings consists of fair and due indemnity, since the penalty applied to the “Guaranteed” resulted from an act practiced in the exercise of their function, without the intention of harming the Company or third parties. By guaranteeing fair and due indemnities to the “Guarantees”, the indemnity agreement is in line with the Company’s interest in attracting and maintaining qualified professionals in the highest positions of its management.

Appendix VIII - Minutes of the Indemnity Agreements to be executed with the new members of the Board of Directors

PRIVATE GUARANTEE INSTRUMENT AND OTHER AGREEMENTS

By this particular instrument, the following Parties shall qualify:

BRF SA, a publicly-held company with headquarters and venue at Rua Jorge Tzachel, nº 475, Bairro Fazenda, in the city of Itajaí, state of Santa Catarina, registered with CNPJ / MF under nº 01.838.723 / 0001-27, in this act represented under the form of its Bylaws (“BRF” or “Company”);

and on the other side,

[Full name of the Guaranteed], [nationality], [marital status], [profession], holder of RG Identity Card No. [•] [issuing body] and registered with the Tax Number (CPF) / MF under number [•], with address at [Rua / Avenida / etc.] [•], [number], [complement], [Bairro], City of [•], State of [•], CEP [•], occupying the position of member of the Board of BRF Management (“Garantido” and, jointly with the Company, “Parties”).

The Parties resolve, by means of the following provisions, to enter into this Private Instrument of Guarantee and Other Covenants (“Agreement” or “Instrument”), in an irreversible and irrevocable manner, in accordance with the terms set forth below:

FIRST CLAUSE - PURPOSE

The object of this Agreement is the equity guarantee given to the Guaranteed by BRF to cover any decisions, condemnations or administrative or judicial constraints, fines, penalties, agreements, losses, expenses, costs, disbursements, current or potential, for an indefinite period, including their respective additions or charges, arrears or otherwise (all together, “Losses”), arising from the Risks Covered by this Agreement.

SECOND CLAUSE: RISKS COVERED

Any reasonable losses related to the fact that the Guaranteed is or has been, manager, board member, external member of an advisory committee to the Board of Directors of BRF, employee, agent, representative, consultant, attorney or witness of BRF or any of its subsidiaries, wholly or not (“Subsidiaries” and, jointly with BRF, “Company”) or due to any acts, committed or not committed, attributed to the Guaranteed, or whose effects fall on it, in connection with the exercise of these functions (all, together, “Covered Risks”).

FIRST PARAGRAPH:  For the purposes of  caput  , are considered Risks Covered by this Agreement, by way of example, but without limiting it, any Losses arising from the participation or knowledge of the Guaranteed, directly or indirectly: a. in the preparation or disclosure of documents or information to the market; b. in public statements or disclosure, in any form, of information to consumers, customers or any other business partners; c. in ongoing or future investigations that involve or will involve the Company, administratively or judicially, before any instance, authority or court, national or foreign; (d) in ongoing or future actions, in Brazil or abroad, which cause blockages of assets or any other types of equity constraints, to guarantee the satisfaction of ongoing actions; (e) in current or future judicial or administrative proceedings, in which penalties or any type of sanctions are established, including those that prevent or limit the performance of the Guaranteed in the exercise of any functions.

SECOND PARAGRAPH:  Are excluded from the coverage established in the caput of this Second Article exclusively the acts performed by the Guaranteed (i) outside the exercise of its attributions; (ii) with intent, bad faith, serious fault or through fraud; (iii) in self-interest or in the interests of third parties, to the detriment of the interest of the Company (together, “Excluding Circumstances”), the Company is responsible for assessing this circumstance, according to the procedure defined in Article Four.

THIRD PARAGRAPH: Are also excluded from the coverage established in the caput of this Article Two any expenses related to indemnities to be paid by the Guaranteed in liability actions that may be proposed by the Company based on article 159 of Law No. 6.404 / 1976.

THIRD CLAUSE: ANTICIPATION OR REFUND

Provided that the other terms and conditions of this Agreement are observed, BRF will pay directly and in advance to the Guaranteed Party, or to any third party indicated by it, the reasonable Losses arising from Covered Risks, with a minimum advance of 10 (ten) days from the moment that the Guaranteed’s obligation becomes payable (“Anticipation”). BRF shall reimburse the Guaranteed (“Reimbursement”), if (i) the Parties agree on the existence of a prohibition or impediment to Anticipation, and the Guaranteed Person must pay the Loss for subsequent Reimbursement by BRF, (ii) if the Guaranteed decides directly or through a third party to pay a Loss to avoid a penalty or equity constraint, as long as it does not impair or impair the possibility of future questioning of the Loss, (iii) if there is any act of constriction in the Guaranteed’s equity due to a Risk Covered; or (iv) for any other reason, including complying with the procedures provided for in Article Four below, it is not possible to make the Anticipation in a timely manner.

FIRST PARAGRAPH:  In the event that the situation that caused the Loss is reversed, with the refund or return of amounts to the Guaranteed, the Guaranteed shall return to BRF the amounts object of Anticipation or Refund, without addition or correction.

SECOND PARAGRAPH:  In the event of a blockade or other act of constriction of assets, the Guaranteed Party will have the right to request Prepayment or Reimbursement in an amount of up to 70% of the base salary, limited to R $ 100,000.00 (one hundred thousand reais) per month, even if there is no previously required obligation to bear current personal expenses, as well as others of a similar nature that are shown to be necessary, until the blocking or patrimonial constriction is released, without prejudice to the receipt of other amounts to which the Guaranteed is entitled due to the exercise of its duties. functions or values established in the D&O Insurance.

FOURTH CLAUSE: PROCEDURE FOR ANTICIPATION OR REFUND

The Guaranteed must notify BRF in writing, within 5 (five) consecutive days, of any fact in relation to which the Guaranteed intends to receive a certain Anticipation or Reimbursement, clarifying the circumstances, nature and extent of the Loss and the reason why it is a Covered Risk, as well as making available to BRF, within the same period, the documentation it has regarding the matter.

FIRST PARAGRAPH: The delay or failure to notify BRF will not represent a Guaranteed’s waiver of its right to receive Anticipation or Refund, nor will it release BRF from any of the obligations set out in this Agreement.

SECOND PARAGRAPH: Upon receiving any Anticipation or Reimbursement request, BRF must submit the matter to its Board of Directors. It will be up to the Board of Directors to decide, based on the factual-evidential set existing at the time, on (i) the characterization of the Covered Risk, (ii) the existence of the Excluding Circumstances, (iii) the reasonableness of the amounts requested as Anticipation or Refund. The decision of the Board of Directors must be formalized in a reasoned opinion that indicates the reasons why the Guaranteed act is deemed to be liable to Anticipation or Reimbursement, including, if applicable, the specification of the reasons that led to the conclusion by the existence of Exclusionary Circumstances or the lack of reasonableness of the requested amounts.

THIRD PARAGRAPH : In cases where a. more than half of the Company’s managers are direct beneficiaries of the resolution; b. there is a divergence of at least [3 (three)] members of the Board of Directors regarding the classification of the Guaranteed Act as subject to indemnity; or c. the financial exposure of the Company proves to be significant, the Board of Directors may, depending on the circumstances of each case, submit the decision on the granting of the Anticipation or the Reimbursement to a special committee, formed by 3 (three) independent members chosen by the Board of Directors.

FOURTH PARAGRAPH: Directors in situations of conflict of interest and those involved in the same process that gave rise to the Anticipation or Reimbursement request may not participate in the Board of Directors’ deliberations regarding the granting of Anticipation or Reimbursement.

FIFTH PARAGRAPH: BRF must provide Anticipation or Reimbursement within 10 (ten) days of the decision on the existence of a Covered Risk.

SIXTH PARAGRAPH: If the Company decides to carry out the Anticipation or Reimbursement and, subsequently, the existence of any of the Excluding Circumstances is proven, the Guaranteed shall be obliged to return to the Company the amounts paid by it.

SEVENTH PARAGRAPH: The eventual decision of the Company for not making the Anticipation or Reimbursement does not prevent the matter, at the request of the Guaranteed, from being evaluated again by the Board of Directors in the event of non-existent or known circumstances at the time of the first decision, including, but not limited to, acquittal of the Guaranteed in administrative, judicial or arbitration proceedings.

EIGHTH PARAGRAPH: In the case of a demand that requires the constitution of a lawyer, the Guaranteed shall have the right, subject to the other provisions of this Article Four, (i) to choose a lawyer, at its discretion, to defend it and the expenses paid by BRF; or (ii) delegate to BRF the conduct of its defense, in which case it will be up to BRF to choose the lawyer responsible for the case. In any event, the Parties must cooperate throughout the course of the process in order to obtain a favorable outcome. The Parties shall, equally, share among themselves all documents and information pertinent or necessary for the defense of the Guaranteed, with both Parties or their representatives responsible for attending the procedural acts or making their best efforts so that third parties, related to them, attend the meeting. these acts, if convenient to the strategy of the case.

NINTH PARAGRAPH: Any kind of agreement, in the context of a procedure initiated against the Guaranteed and notified to BRF in the form of caput , will only be entered into with the Guaranteed at its own discretion, and BRF will advise lawyers who may have chosen to obtain authorization from the Guaranteed before entering into an agreement in a procedure notified to BRF in the form of  caput, exclusively with respect to the Covered Risks of the Guaranteed. If there is agreement between the Parties, BRF will make the Anticipation or Refund of Losses related to the agreement.

FIFTH CLAUSE: HIRING OF D&O INSURANCE

BRF must contract and maintain insurance policies usually used by publicly traded companies to ensure the protection of its managers, including the Guaranteed, for personal liability (“D&O Insurance”).

FIRST PARAGRAPH: The contracting of D&O Insurance will not exempt BRF from the obligations provided for in this Agreement.

SECOND PARAGRAPH: In the event that a Covered Risk is also subject to D&O Insurance coverage, any Anticipation or Reimbursement made pursuant to this Agreement in favor of the Guaranteed shall be interpreted as an advance of the amounts to be paid by the insurer, with BRF subrogating the right to receipt of the amount due by the insurer. The Guaranteed must adopt the acts that are incumbent on him to activate the insurer and to receive the values object of the D&O Insurance, when applicable.

THIRD PARAGRAPH:  When the insurer makes any payment under a D&O Insurance, the amounts must be delivered to BRF up to the limit of Anticipations or Refunds advanced in favor of the Guaranteed. The Guaranteed undertakes to sign all instruments that are necessary to formalize BRF subrogation in credits that the Guaranteed has under the Insurance  D&O, upon receipt of any Anticipations or Refunds.

SIXTH CLAUSE: PRESERVATION

The declaration of invalidity of one or more clauses of this Agreement will not cause the invalidity of the other provisions contained in this instrument, nor will the tolerance of any non-compliance with this Agreement represent a waiver of rights and obligations provided for in its provisions.

SEVENTH CLAUSE: EXTENSION OF RIGHTS

The rights provided for in this Agreement to the Guaranteed are established in addition to others guaranteed by law, the bylaws or other corporate acts of the Company, as well as by D&O Insurance. This Agreement will continue to be in force even after the Guaranteed leaves the Company for an indefinite period.

EIGHTH CLAUSE - NOTICES

Notices relating to this Agreement should be sent to the following addresses.

If to the Company:

In the attention of Mr. GLOBAL PRESIDENT DIRECTOR

Rua Jorge Tzachel, nº 475

Fazenda, Itajaí / SC, CEP: 88301-600

If for the Guaranteed:

In the attention of Mr. [Full name of the guaranteed]

[Street / Avenue / etc.] [•], [number], [complement],

[Neighborhood], [City], [State], Zip code: [•]

NINTH CLAUSE: ELECTION OF JURISDICTION

The Parties elect the Central Forum of the District of the Capital of São Paulo to assess and decide any dispute arising from this Contract.

And as they are, the Parties, in witness whereof, sign this Agreement, in 2 (two) copies of equal content and effect.

[City],    of     of 2020.

______________________

BRF S.A.

________________________________

[FULL INSURED NAME]

Witnesses:

1. __________________________ Name: ID (RG): Tax Number (CPF):	2. ___________________________ Name: ID (RG): Tax Number (CPF):